THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-62044

                   SUBJECT TO COMPLETION, DATED APRIL 3, 2002

       PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 2, 2001

                                8,000,000 Shares

                                [Flowserve LOGO]

                                  Common Stock

                               ------------------

     Our common stock is listed on The New York Stock Exchange under the symbol "FLS". The last reported sale price on April 1, 2002 was $32.35 per share.

     The underwriters have an option to purchase a maximum of 1,200,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "SUPPLEMENTAL RISK FACTORS" BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

                                                                          UNDERWRITING
                                                          PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                           PUBLIC         COMMISSIONS        FLOWSERVE
                                                       --------------    --------------    --------------
Per Share............................................               $                 $                 $
Total................................................               $                 $                 $

     Delivery of the shares of common stock will be made on or about     , 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                      Joint Lead Managers and Bookrunners

CREDIT SUISSE FIRST BOSTON                                   MERRILL LYNCH & CO.

                               ------------------

BANC OF AMERICA SECURITIES LLC

                                                        BEAR, STEARNS & CO. INC.

             The date of this prospectus supplement is     , 2002.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS SUPPLEMENT......    ii
CURRENCY TRANSLATIONS.................    ii
SUMMARY...............................   S-1
SUPPLEMENTAL RISK FACTORS.............  S-12
FORWARD-LOOKING STATEMENTS............  S-15
USE OF PROCEEDS.......................  S-16
PRICE RANGE OF COMMON STOCK...........  S-17
DIVIDEND POLICY.......................  S-17
CAPITALIZATION........................  S-18
UNAUDITED PRO FORMA CONSOLIDATED
  FINANCIAL STATEMENTS................  S-20
SELECTED HISTORICAL FINANCIAL DATA OF
  FLOWSERVE CORPORATION...............  S-27
MANAGEMENT'S DISCUSSION AND
  ANALYSIS............................  S-29

                                        PAGE
                                        ----
MANAGEMENT............................  S-43
DESCRIPTION OF THE IFC PURCHASE AND
  SALE AGREEMENT......................  S-46
UNDERWRITING..........................  S-51
NOTICE TO CANADIAN RESIDENTS..........  S-53
LEGAL MATTERS.........................  S-54
EXPERTS...............................  S-54
WHERE YOU CAN FIND MORE INFORMATION...  S-55
INCORPORATION OF INFORMATION WE FILE
  WITH THE SEC........................  S-55
INDEX TO COMBINED FINANCIAL STATEMENTS
  OF INVENSYS FLOW CONTROL............   F-1

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................    2
WHERE YOU CAN FIND MORE INFORMATION...    3
INCORPORATION OF INFORMATION WE FILE
  WITH THE SEC........................    3
FORWARD-LOOKING STATEMENTS............    4
ABOUT FLOWSERVE CORPORATION...........    5
RISK FACTORS..........................    6
USE OF PROCEEDS.......................   10
RATIO OF EARNINGS TO FIXED CHARGES....   10
DESCRIPTION OF DEBT SECURITIES AND
  GUARANTEES..........................   11
DESCRIPTION OF CAPITAL STOCK..........   19
PLAN OF DISTRIBUTION..................   22
VALIDITY OF SECURITIES................   24
EXPERTS...............................   24

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in the accompanying prospectus. This prospectus supplement, or the information incorporated by reference herein or in the accompanying prospectus, may add, update or change information in the accompanying prospectus.

     It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein or therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section entitled "Where You Can Find More Information".

                             CURRENCY TRANSLATIONS

     This prospectus supplement contains financial information related to certain divisions of Invensys plc, a company organized under the laws of England and Wales. Invensys and these divisions publish their financial statements in pounds sterling. The combined results of operations and other financial data of these divisions are translated into U.S. dollars using the average exchange rates in effect during the respective periods and the combined balance sheet data of these divisions is translated into U.S. dollars using the exchange rates in effect at the respective balance sheet dates. See "Summary -- Summary Historical Combined Financial Information of IFC".

                                    SUMMARY

     This summary highlights selected information from this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the entire accompanying prospectus, including the financial data and other information incorporated by reference, before making an investment decision. Unless the context otherwise requires, when used in this prospectus supplement, references to "Flowserve", "we", "our" and "us" refer to Flowserve Corporation and its subsidiaries.

                                   FLOWSERVE

     We believe that we are the largest manufacturer and aftermarket service provider of comprehensive flow control systems in the world. We have been in the flow control industry for over 125 years. We develop and manufacture precision-engineered flow control equipment for critical service applications where high reliability is required. The flow control system components we produce include pumps, valves and mechanical seals. We manage our operations through three business segments: (1) Pump Division (FPD) for engineered and industrial pumps, (2) Flow Control Division (FCD) for automated and manual quarter-turn valves, control valves, nuclear valves and valve actuators and (3) Flow Solutions Division (FSD) for precision mechanical seals and flow management services.

     Our products and services are used in several industries, including petroleum, chemical, power generation and water treatment. Our sales mix by industry of end use in 2001 consisted of petroleum (29%), chemical (24%), power (20%), water resources (7%) and general industry and other (20%). Our revenues by geographic region in 2001 consisted of the United States (52%), Europe, the Middle East and Africa (26%), Latin America (9%), Asia (8%) and Canada (5%). In 2001, we had sales of $1.9 billion, EBITDA, before special items, of $279.4 million and a net loss of $1.5 million.

     We believe that we have the most comprehensive product portfolio and most geographically diversified scope of operations in the industry. We sell our products and services to more than 1,000 companies, including some of the world's leading engineering and construction firms, original equipment manufacturers, or OEMs, distributors and end users. Some of our top customers include ABB, BASF, Bayer, Bechtel, BP, Dow Chemical, Duke Energy, DuPont, Eastman Chemical, ExxonMobil, Royal Dutch/Shell, Aramco, ChevronTexaco, Total Elf-FINA and the United States Navy. No single customer accounted for more than 3% of our total revenues in 2001.

     We are the second largest manufacturer of pumps and have an installed base of approximately 1,100,000 pumps worldwide, which we believe represents the most extensive installed base of engineered and industrial pumps in the industry. We believe we are the largest independent provider of aftermarket products and services and offer a full range of parts and services to maintain this installed base. Our aftermarket products and services business provides us with a steady source of revenues at higher margins than original equipment sales and allows us to be in frequent contact with our customers, provide better customer service and generate additional sales. In 2001, we derived approximately 51% of our sales from aftermarket products and services.

                                IFC ACQUISITION

     On March 21, 2002, we entered into a Purchase and Sale Agreement with Invensys plc pursuant to which we agreed to acquire Invensys' flow control division (IFC) for an aggregate cash purchase price of $535.0 million, subject to adjustment pursuant to the terms of the Purchase and Sale Agreement. We and Invensys currently expect to close the acquisition of IFC in May 2002. We refer to the acquisition of IFC in this prospectus supplement as the "IFC Acquisition". For a complete discussion of the terms of the Purchase and Sale Agreement, see "Description of the IFC Purchase and Sale Agreement". The IFC Acquisition, if consummated, will make us the second largest manufacturer of valves in the world and will provide us with a more balanced mix of revenue among pumps, valves and seals and from different geographic regions and end markets.

     IFC is one of the world's foremost manufacturers of valves, actuators and associated flow control products, including steam systems. IFC was formed in 1999 through the combination of the flow control divisions of BTR plc and Siebe plc. IFC's 12 operating companies have been selling flow control products for an average of approximately 85 years. IFC has a comprehensive portfolio of widely recognized and industry leading brands, offering high quality engineered solutions to its customers. IFC's customer base consists of businesses in several industries, including chemical, petroleum, power, water resources and pharmaceutical. IFC's sales mix by industry of end use for the fiscal year ended March 31, 2001, consisted of chemical (31%), petroleum (17%), power (16%), water resources (6%) and general industry and other (30%), which includes pharmaceutical (6%). IFC's revenue by geographic region for the fiscal year ended March 31, 2001, consisted of Europe, the Middle East and Africa (47%), the United States (40%), Asia (7%), Latin America (3%) and Canada (3%).

     For the fiscal year ended March 31, 2001, IFC had sales of $500.4 million, EBITDA, before special items, of $82.3 million and net earnings of $4.5 million. We anticipate that for the fiscal year ended March 31, 2002, IFC will generate sales of approximately $516 million, a 3.1% increase over the prior year, and EBITDA, before special items, of approximately $87 million, a 5.7% increase over the prior year.

     We intend to integrate IFC into our Flow Control Division (FCD). FCD's sales mix by industry of end use for 2001 consisted of chemical (50%), petroleum (14%), power (14%), water resources (1%) and general industry and other (21%). FCD's revenue by geographic region for 2001 consisted of the United States (55%), Europe, the Middle East and Africa (29%), Asia (12%), Latin America (2%) and Canada (2%). For 2001, FCD had sales of $271.2 million and EBITDA, before special items, of $39.6 million.

     We expect to realize a number of significant strategic and competitive benefits as a result of the IFC Acquisition, including the following:

     - Expanded Geographic and Market Opportunities. We expect the IFC Acquisition to provide us with opportunities to expand both our geographic and industry reach. IFC's significant global presence, particularly in Europe, will enhance our ability to capitalize on the trend among global customers toward consolidated sourcing of their flow control products. The IFC Acquisition will also make us the second largest manufacturer of valves in the world and provide us with a more balanced revenue mix by strengthening our presence in valve products in the petroleum, power, water resources, pharmaceutical and general industry markets. In addition, as IFC's historical focus has been more on valve products than on service, the IFC Acquisition will provide us with an opportunity to service the significant portion of IFC's installed base of valves whose service needs are currently being provided by third parties.

     - Broad Line of Complementary Product Offerings. The IFC Acquisition will provide us with a broad line of valve and actuator products to supplement our existing valve business by adding strong brands and an established customer base. IFC's portfolio of products complements our existing valve product offerings with limited overlap.

     - Cost Savings and Manufacturing Efficiencies. As a result of the IFC Acquisition, we expect to achieve cost savings of $10 million to $15 million per year primarily from the consolidation of manufacturing facilities. Despite the limited overlap in products, we believe these savings are possible due to the compatibility of the products and similarity in manufacturing processes. In addition, cost savings will be achieved from the elimination of duplicative administrative functions and increased procurement opportunities. Due to timing, these projected synergies will not have a significant impact on 2002 results. The consolidation necessary to yield these projected savings, at an expected cost of three times projected yearly synergies, should be complete within approximately 18 months from the closing of the IFC Acquisition.

     - Enhanced Research and Development Capabilities. We believe that IFC is one of the most innovative companies in the valve industry, particularly with respect to the application of automation technology in its products. We expect to leverage our combined research and development efforts to develop new and improved products that better meet the needs of our customers.

                                    INDUSTRY

     Based on industry sources, we estimate that the markets we serve in the flow control industry generate $50 billion to $60 billion per year in worldwide sales of pumps, valves, seals and aftermarket services. We estimate annual spending for such items to be as follows: pumps ($20 billion to $25 billion), valves ($20 billion to $22 billion), seals ($2 billion to $3 billion) and aftermarket service ($8 billion to $10 billion).

     Products and services in the flow control industry are sold to engineering and construction firms, OEMs, distributors and end users throughout the world. Of the three product types, at the time of the original equipment purchase, pumps are generally the most expensive followed by valves then seals. Seals may have to be replaced every few hours in highly corrosive applications, while pumps can run for months or years before needing replacement. Despite the consolidation trend over the past ten years, the flow control industry remains highly fragmented. Competition for original equipment sales among the industry leaders is primarily from a select group of large companies operating on a global scale, and is generally based on price, technical expertise, delivery times, breadth of product offerings, contractual terms, previous installation history and reputation for quality and reliability.

                             COMPETITIVE STRENGTHS

     GLOBAL LEADER IN FLOW CONTROL MARKET. We believe we are the largest provider of comprehensive flow control systems in the world, offering an extensive range of pumps, valves, mechanical seals and aftermarket services. We believe we are the largest pump manufacturer serving the petroleum, chemical and power industries and we are the second largest overall pump manufacturer. Our acquisition of IFC will make us the second largest valve manufacturer as well. We believe we are also the largest independent provider of aftermarket products and services for the flow control industry. Many of our large customers operate globally and seek providers like us that can offer a broad range of products and services on a global basis.

     COMPREHENSIVE PRODUCT OFFERINGS WITH LEADING BRANDS. We believe we offer the most comprehensive array of products and services in the industry. This breadth enables us to provide a "one-stop shop" for our customers, who increasingly require comprehensive flow control solutions including pumps, valves, actuators, positioners, seals and services. Many of our brands and IFC's brands have an extensive history within our industry and are well-known for their quality, reliability and performance. Our brand identity has created customer loyalty and helps us capture additional business, as well as maintain existing business, particularly as our customers look to procure equipment from fewer manufacturers and increase efficiency and reliability in closely monitored environments.

     LARGE INSTALLED EQUIPMENT BASE WITH STABLE, CONSISTENT AFTERMARKET
REVENUE. We believe our global installed base of approximately 1,100,000 pumps is the largest in the industry and provides a unique platform to grow our aftermarket services business. A high percentage of the total lifecycle cost of a pump consists of aftermarket products and services, such as replacement parts, mechanical seals and maintenance. Our installed base continues to require maintenance and the installation of replacement parts. Our installed base provides us with a steady source of aftermarket revenues at higher margins than our original equipment business. When outsourced, a majority of replacement parts orders and aftermarket services business is awarded to the original equipment manufacturer.

     GLOBAL MANUFACTURING AND SERVICE CAPABILITIES. We believe we have one of the most extensive global manufacturing, marketing and service networks in the industry, with approximately 50 manufacturing facilities and approximately 150 service centers located in 30 countries. Our acquisition of IFC will substantially expand our global reach, especially in Europe, the Middle East and Africa. Our global operations help us serve our customers' manufacturing and aftermarket service needs on a 24-hour basis. Original equipment sales benefit from our global presence, as our customers often require real-time design and engineering assistance for new projects. In addition, following the IFC Acquisition, our network will provide us with a platform to cross-sell our products and services to IFC's customers, as well as to offer IFC products to our existing customers.

     BROAD AND DIVERSE CUSTOMER BASE. We sell our products and services to more than 1,000 companies globally, including the world's leading engineering and construction firms, OEMs, distributors and end users. In 2001, no one customer accounted for more than 3% of our revenues and our top ten customers accounted for less than 15% of our revenues. We expect the acquisition of IFC to increase the percentage of our valve and actuator revenue derived from the petroleum, power, water resources, pharmaceutical and general industry end markets.

     EXPERIENCED MANAGEMENT TEAM. Our senior management team has significant experience in industrial manufacturing. In addition, this team has substantial experience in the acquisition and integration of businesses, supply chain management and lean manufacturing techniques, all of which represent activities that are critical to our long-term growth strategy. Our operating division managers are among the most experienced in the flow control industry, with an average of more than 20 years of industry experience.

                               BUSINESS STRATEGY

     In order to maintain our position as a market leader in the flow control industry, while maximizing revenues and earnings, we seek to: (1) become the low cost producer of flow control products, (2) grow revenues organically in excess of the market rate and (3) continue to pursue strategic acquisitions. The key elements of our strategy are as follows:

     BECOME THE LOW COST PRODUCER. We continue to lower costs, enhance product quality, improve manufacturing efficiency and increase product throughput. We believe the initiatives that we have in process will improve the efficiency of our overall operations and help increase our margins and profitability. The initiatives we have in process and intend to undertake upon the acquisition of IFC include the following:

     - Integrate IFC and Realize Operating Synergies. We intend to integrate IFC's business quickly into FCD in order to realize potential operating and financial benefits. We expect to achieve these anticipated cost savings and operating synergies primarily through: (1) consolidating manufacturing facilities to reduce fixed costs and leverage resources,
       (2) eliminating redundant administrative overhead and (3) realizing volume procurement savings and other opportunities. We followed a similar plan in integrating our acquisition of Ingersoll-Dresser Pump Company
       (IDP), which we acquired in August 2000. As of December 31, 2001, we had generated incremental cost savings from the IDP acquisition of approximately $79 million, with an annual run rate of approximately $90 million, 20% higher than our originally announced target of $75 million. We estimate that our integration of IFC will generate cost savings with an annual run rate of $10 million to $15 million within approximately 18 months from the closing of the IFC Acquisition.

     - Focus on Supply Chain Management. We utilize supply chain management to reduce procurement costs. We have implemented several initiatives, including consolidating vendors to receive a higher quantity-based discount, creating alliances, standardizing procedures, negotiating more favorable contract terms and conditions and forming dedicated teams for procurement of raw materials on a company-wide basis. We believe that the IFC Acquisition will provide us with additional opportunities to reduce our procurement costs. IFC has pursued a number of successful sourcing strategies to obtain raw materials at competitive prices through suppliers in India and China. We intend to extend this program more broadly to our combined operations.

     - Increase Operational Efficiency. In 2001, we introduced a Continuous Improvement Process, or CIP, throughout our company to increase our operational efficiency. CIP utilizes tools such as lean manufacturing, Six Sigma Methodology and constraint management to improve quality and processes, reduce product cycle times and lower costs. The Six Sigma Methodology is a statistically-based method of improving product quality and streamlining manufacturing and transactional processes, while constraint management identifies and assists in alleviating bottlenecks in the production process. IFC has initiated implementation of lean manufacturing and one-piece flow in all of its facilities and we expect to capitalize on those efforts.

     - Improve Working Capital Management. We are currently making improvements to our utilization of working capital, with a particular focus on improving the management of our inventory and accounts receivable. Our efforts are comprehensive, involving all areas of our operations. In the near term, we intend to focus on improving our results in inventory turns and accounts receivable days sales outstanding. We have announced our goal to reduce our working capital requirements by $70 million during 2002. Our planned consolidation of manufacturing facilities associated with the IFC Acquisition should enable us to reduce our combined working capital requirements, especially as they relate to inventory.

     GROW REVENUES ORGANICALLY IN EXCESS OF MARKET RATE. Our "customer first" philosophy, customer partnering relationships and emphasis on providing customer solutions should enable us to grow our revenues. Our specific organic growth initiatives include the following:

     - Grow Our Aftermarket Services Business. Our substantial installed pump base provides us with a strong platform from which to expand our aftermarket services business. Customers are increasingly utilizing third-party aftermarket service providers like us to reduce their fixed costs and improve profitability and we are aggressively pursuing these opportunities. Our acquisition of IFC, whose historical focus has been more on valve products than service, will provide us with an additional group of established customers to whom we can market our aftermarket services and an opportunity to increase our aftermarket revenues.

     - Introduce New Products. We are continuing to expand our business by developing new, differentiated products in each of our business segments. We work closely with our customers to develop new products or enhancements to existing products that improve performance and meet their needs. We also expect to benefit from IFC's expertise as one of the most innovative companies in our industry, particularly with respect to the application of automation technology in its products. We expect to be able to leverage our research and development efforts and apply the combined technology to our existing and new products.

     - Expand Breadth of Products Across Customer Base. We will pursue additional sales by leveraging our expanded breadth of products across a larger customer base. As a result of the IFC Acquisition, we will be able to add IFC's products to the portfolio of products offered to our existing customers. We expect to benefit from our more comprehensive line of products by capturing a greater share of projects and end user opportunities.

     - Sell Our Existing Products to New Geographic Markets and to New Industries. We are continuing to expand our geographic and industry reach with existing products. IFC will expand our sales and manufacturing presence into new countries, allowing us to better serve existing customers on a global basis and reach new customers in these markets. We believe there are attractive growth opportunities in international markets, particularly in Latin America and Asia, and we will continue to leverage our global presence to further penetrate these markets. In addition, IFC will expand our penetration of valve products, as measured by percentage of revenue, in the petroleum, power, water resources, pharmaceutical and general industry market segments, thereby reducing our reliance on the chemical industry for sales of valves and actuators.

     PURSUE STRATEGIC ACQUISITIONS. We intend to continue to be a consolidator in our fragmented industry and to pursue complementary strategic acquisitions to grow our business. We will continue to evaluate acquisitions in each of our business segments. In evaluating potential acquisitions, we will focus on opportunities to expand our customer base, broaden our product line, realize operating synergies and enter new markets. We target acquisitions that will be neutral to accretive to earnings within twelve months of completion and can be financed in a manner that will maintain leverage, as measured by the ratio of debt to EBITDA, before special items, relatively constant with or below current leverage levels. Our management team has extensive experience in acquiring and integrating companies, with our company today being the product of 23 acquisitions since 1990 through which more than a dozen facilities were closed or consolidated.

                       FINANCING FOR THE IFC ACQUISITION

     We estimate that the cash funding requirements to consummate the IFC Acquisition, including the payment of related transaction fees and expenses, will be approximately $560 million. In order to finance the total cash funding requirements for the IFC Acquisition, we will (1) issue common stock in this offering, resulting in expected net proceeds of at least $200.0 million, and (2) amend the terms of our existing senior credit facilities in the manner described below and incur additional borrowings thereunder of up to $360.0 million.

     Our existing senior credit facilities consist of the following three facilities (with the following amounts outstanding as of March 31, 2002): (1) a tranche A term loan facility with $249.7 million aggregate principal amount outstanding, (2) a tranche B term loan facility with $468.8 million aggregate principal amount outstanding and (3) a $300.0 million revolving credit facility with $42.0 million aggregate principal amount outstanding. In connection with the IFC Acquisition, we intend to amend the terms of our existing senior credit facilities to provide for: (1) $99.8 million additional aggregate principal amount of term loans under our existing tranche A term loan facility (we refer to the additional borrowings under the tranche A term loan facility as the "Incremental Tranche A Term Loan") and (2) a new tranche C term loan facility in an aggregate principal amount of up to $730 million (we refer to this new term loan as the "New Tranche C Term Loan"). Assuming the net proceeds from this offering in excess of $200.0 million are used to reduce the amount of additional borrowings under the amended senior credit facilities in the manner described below, the aggregate principal amount of the New Tranche C Term Loan will be $671.1 million, of which $468.8 million will be used to refinance our existing tranche B term loan facility and $202.3 million will be used to finance the IFC Acquisition. We refer to the portion of the New Tranche C Term Loan to be used to refinance our existing tranche B term loan facility as the "Refinancing Loan" and the portion of the New Tranche C Term Loan Facility to be used to finance the IFC Acquisition as the "Incremental Tranche C Term Loan".

     In the event we are unable to refinance our existing tranche B term loan facility with the New Tranche C Term Loan, we intend to amend the terms of our existing senior credit facilities to provide only for the Incremental Tranche A Term Loan and the Incremental Tranche C Term Loan.

     To the extent that the net proceeds from this offering exceed $200.0 million, we will either (1) reduce the amount of our additional borrowings under the Incremental Tranche C Term Loan by the entire excess amount or (2) we will apply such amount of the excess as is necessary to repay outstanding indebtedness under our revolving credit facility, with any remaining excess being used to reduce the amount of additional borrowings under the Incremental Tranche C Term Loan.

     The Incremental Tranche A Term Loan and the New Tranche C Term Loan are currently in general syndication in the banking community. We have received commitments from a syndicate of financial institutions for the Incremental Tranche A Term Loan and the Incremental Tranche C Term Loan, but we have not received commitments for the entire New Tranche C Term Loan. The amendment of the terms of our existing senior credit facilities to provide for the Incremental Tranche A Term Loan and the New Tranche C Term Loan, and to provide for certain additional amendments necessary to consummate the IFC Acquisition, will require the consent of lenders under our existing credit facilities representing a majority of the outstanding loans and commitments under the facilities.

                                  THE OFFERING

Common stock offered by us....   8,000,000 shares

Common stock to be outstanding
after this offering...........   53,310,922 shares

Use of proceeds...............   We intend to use the net proceeds from this
                                 offering, together with additional borrowings under our amended senior credit facilities, to finance the IFC Acquisition, to refinance our existing tranche B term loan facility and to pay transaction costs and expenses. In the event that the IFC Acquisition is not consummated, we will use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our existing senior credit facilities. See "Use of Proceeds".

New York Stock Exchange
symbol........................   FLS

     The number of shares of our common stock shown above to be outstanding after this offering is based on the number of shares outstanding as of March 4, 2002, and excludes:

     - 3,573,026 shares of treasury stock;

     - 3,303,410 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $21.87 per share; and

     - 799,845 shares of common stock reserved for additional grants under our stock option plans.

     Unless we indicate otherwise, the share information in this prospectus supplement assumes the underwriters' option to cover over-allotments is not exercised. See "Underwriting".

                               ------------------

                                  RISK FACTORS

     You should carefully consider all of the information in this prospectus supplement. In particular, you should evaluate the specific risk factors set forth in the section entitled "Supplemental Risk Factors" in this prospectus supplement and the section entitled "Risk Factors" in the accompanying prospectus for a discussion of risks relating to an investment in our common stock.

                               ------------------

     Our executive offices are located at 222 West Las Colinas Boulevard, Suite 1500, Irving, Texas 75039, and our telephone number is (972) 443-6500.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF FLOWSERVE
                                  CORPORATION

     The historical consolidated financial information as of and for each of the three years ended December 31, 2001 set forth below has been derived from our audited consolidated financial statements and the related notes. The unaudited pro forma consolidated results of operations and other financial data for the twelve months ended December 31, 2001 set forth below give effect to the IFC Acquisition, the financing for the IFC Acquisition, the refinancing of our existing tranche B term loan facility and the application of the estimated net proceeds of such financing as described under "Use of Proceeds", as if each had occurred on January 1, 2001. The unaudited pro forma consolidated balance sheet data as of December 31, 2001 set forth below gives effect to the IFC Acquisition, the financing for the IFC Acquisition, the refinancing of our existing tranche B term loan facility and the application of the estimated net proceeds of such financing as described under "Use of Proceeds", as if each had occurred on December 31, 2001. See "Unaudited Pro Forma Consolidated Financial Statements" for a complete discussion of the assumptions underlying the pro forma consolidated financial information below. You should read the following summary historical and pro forma consolidated financial information in conjunction with (1) our audited consolidated financial statements and the related notes, (2) IFC's audited and unaudited combined financial statements and the related notes, (3) the section entitled "Management's Discussion and Analysis" and (4) the section entitled "Unaudited Pro Forma Consolidated Financial Statements", each included or incorporated by reference in this prospectus supplement.

                                                               YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                                                       PRO FORMA
                                                        1999       2000       2001       2001
                                                      --------   --------   --------   ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
Sales...............................................  $1,061.3   $1,538.3   $1,917.5   $2,442.2
Cost of sales.......................................     697.9    1,031.4    1,302.9    1,626.5
                                                      --------   --------   --------   --------
Gross profit........................................     363.4      506.9      614.6      815.7
  Selling, general and administrative expense.......     301.5      360.3      410.6      546.8
  Restructuring and integration expense.............      30.1       54.6       61.8       69.2
                                                      --------   --------   --------   --------
Operating income....................................      31.8       92.0      142.2      199.7
  Interest expense, net.............................      14.7       70.3      118.1      124.4
  Other income, net.................................      (1.2)      (1.5)      (1.5)      (4.3)
                                                      --------   --------   --------   --------
Earnings before income taxes........................      18.3       23.2       25.6       79.6
  Provision for income taxes........................       6.1        7.9        9.2       32.2
                                                      --------   --------   --------   --------
Earnings before extraordinary items.................      12.2       15.3       16.4   $   47.4
                                                                                       ========
  Extraordinary items, net of income taxes..........        --       (2.1)     (17.9)
                                                      --------   --------   --------
Net earnings (loss).................................  $   12.2   $   13.2   $   (1.5)
                                                      ========   ========   ========
PER SHARE:
Earnings before extraordinary items (basic and
  diluted)..........................................  $   0.32   $   0.40   $   0.42   $   1.00
Net earnings (loss) (basic and diluted).............      0.32       0.35      (0.04)
Dividends paid......................................      0.56         --         --         --
Book value(1).......................................      8.23       8.14       9.18      12.31
Average shares outstanding..........................      37.9       37.8       39.3       47.3

                                                               YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                                                       PRO FORMA
                                                        1999       2000       2001       2001
                                                      --------   --------   --------   ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
Bookings(2).........................................  $1,039.3   $1,521.6   $1,975.5   $2,511.2
EBITDA before special items(3)(4)...................     113.6      205.1      279.4      374.6
Net cash flows provided (used) by operating
  activities........................................      84.1       18.4      (47.9)      43.3
Depreciation and amortization.......................      39.6       57.0       73.9      102.5
Capital expenditures................................      40.5       27.8       35.2       52.4
Net earnings per share before special items(4)......      1.04       1.35       1.42       1.87
BALANCE SHEET DATA (AS OF END OF PERIOD):
Working capital.....................................  $  258.1   $  464.0   $  481.4   $  622.8
Total assets........................................     838.2    2,110.1    2,052.0    2,693.8
Long-term debt due after one year...................     198.0    1,111.1      996.2    1,298.4
Shareholders' equity................................     308.3      304.9      411.0      650.1

---------------

(1) Calculated as shareholders' equity as of the end of the period divided by common shares issued as of the end of the period, less shares held in treasury. Common shares issued for purposes of calculating the pro forma book value per share include the number of shares we expect to issue in this offering.

(2) Bookings are the amount of incoming new orders for which there are purchase commitments.

(3) EBITDA means net earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as an alternative to net income, cash flows from operating activities or any other items calculated in accordance with accounting principles generally accepted in the United States (US GAAP) or as an indicator of our operating performance. The definition of EBITDA used in this prospectus supplement as it relates to our company may differ from the definition of EBITDA used by other companies.

(4) Special items in 1999 include restructuring and integration expense of $30.1 million, other nonrecurring items for inventory and fixed asset impairment of $5.1 million and costs related to facility closures of $5.8 million. Special items in 2000 include restructuring and integration expense of $54.6 million and an extraordinary loss of $2.1 million net of tax. Special items in 2001 actual results include restructuring and integration expense of $61.8 million and an extraordinary loss of $17.9 million net of tax. Special items in 2001 pro forma results include restructuring and integration expense of $69.2 million and an extraordinary loss of $17.9 million net of tax. Net earnings per share before special items should not be considered as an alternative to net earnings (loss) per share calculated in accordance with US GAAP or as an indicator of our operating performance.

            SUMMARY HISTORICAL COMBINED FINANCIAL INFORMATION OF IFC

     The following summary historical combined financial information is derived from IFC's reconciliation of its combined financial statements to US GAAP. The summary combined results of operations and other financial data and the summary combined balance sheet data are translated into U.S. dollars in the manner set forth below. You should read the following summary historical combined financial information in conjunction with IFC's audited and unaudited combined financial statements and the related notes and "Management's Discussion and Analysis -- IFC", each included elsewhere in this prospectus supplement.

                                                                                                   LAST 12
                                                                   NINE MONTHS    NINE MONTHS       MONTHS
                                        YEAR ENDED MARCH 31,          ENDED          ENDED          ENDED
                                     ---------------------------   DECEMBER 30,   DECEMBER 29,   DECEMBER 29,
                                         2000           2001           2000           2001         2001(1)
                                     ------------   ------------   ------------   ------------   ------------
                                                                  (IN MILLIONS)
RESULTS OF OPERATIONS(2):
Sales..............................     $555.5         $500.4         $363.6         $386.7         $524.7
Cost of sales......................      328.8          306.4          230.7          243.8          320.7
                                        ------         ------         ------         ------         ------
Gross profit.......................      226.7          194.0          132.9          142.9          204.0
  Selling, general and
     administrative expense........      167.7          147.4          105.8          102.0          143.9
  Restructuring and integration
     expense.......................       21.2           27.3           24.5            4.5            7.4
                                        ------         ------         ------         ------         ------
Operating income...................       37.8           19.3            2.6           36.4           52.7
  Interest expense, net............        9.3            7.3            7.8            4.7            4.3
  Other income, net................       (2.4)          (2.4)          (1.5)          (1.9)          (2.7)
                                        ------         ------         ------         ------         ------
Earnings (loss) before income
  taxes............................       30.9           14.4           (3.7)          33.6           51.1
  Provision for income taxes.......       23.7            9.9            4.3           16.2           21.8
                                        ------         ------         ------         ------         ------
Net earnings (loss)................     $  7.2         $  4.5         $ (8.0)        $ 17.4         $ 29.3
                                        ======         ======         ======         ======         ======
OTHER FINANCIAL DATA(2):
Bookings(4)........................     $555.9         $515.6         $370.5         $389.5         $535.7
EBITDA before special
  items(5)(6)......................       95.4           82.3           52.8           66.0           95.2
Net cash flows provided (used) by
  operating activities.............       54.4           39.5          (12.9)          42.1           93.1
Depreciation and amortization......       34.0           34.4           24.2           23.2           33.5
Capital expenditures...............       23.0           21.2           12.4            8.5           17.2
BALANCE SHEET DATA (AS OF END OF
  PERIOD)(3):
Working capital....................     $166.2         $159.7                        $152.7
Total assets.......................      966.2          882.7                         868.2
Long-term debt.....................       16.4           13.7                          13.0
Shareholders' equity...............      470.0          454.8                         474.2

---------------

(1) Information for the last 12 months ended December 29, 2001 was derived using IFC's unaudited combined financial statements for the nine months ended December 30, 2000 and December 29, 2001, and its audited combined financial statements for the year ended March 31, 2001, and has been translated into U.S. dollars using the average exchange rate for the 12 months ended December 29, 2001. The information for the last 12 months ended December 29, 2001 may not match the result derived using prior period financial statements as the amounts for each component period were determined using the currency exchange rates applicable for such period.

(2) The summary combined results of operations and other financial data are translated into U.S. dollars using the following average exchange rates in effect during the respective periods: (a) for the year ended March 31, 2000, L1.00 = $1.6093, (b) for the year ended March 31, 2001, L1.00 = $1.4832, (c) for the nine months ended December 30, 2000, L1.00 = $1.4958, (d) for the nine months ended December 29, 2001, L1.00 = $1.4369, and
     (e) for the last 12 months ended December 29, 2001, L1.00 = $1.4438.

(3) The summary combined balance sheet data are translated into U.S. dollars using the following exchange rates in effect at the respective balance sheet dates: (a) as of March 31, 2000, L1.00 = $1.5933, (b) as of March 31, 2001,
    L1.00 = $1.4159, (c) as of December 30, 2000, L1.00 = $1.4931, and (d) as of
    December 29, 2001, L1.00 = $1.4560.

(4) Bookings are the amount of incoming new orders for which there are purchase commitments.

(5) EBITDA means net earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as an alternative to net income, cash flows or any other items calculated in accordance with US GAAP or as an indicator of our operating performance. The definition of EBITDA used in this prospectus supplement as it relates to IFC may differ from the definition of EBITDA used by other companies.

(6) Special items for the fiscal years ended March 31, 2000 and 2001 include restructuring and integration expense of $21.2 million and $27.3 million, respectively. Special items for the nine month periods ended December 30, 2000 and December 29, 2001 include restructuring and integration expense of $24.5 million and $4.5 million, respectively. Special items for the last 12 months ended December 29, 2001 include restructuring and integration expense of $7.4 million.

                           SUPPLEMENTAL RISK FACTORS

     Before making an investment in shares of our common stock, you should carefully consider the following Supplemental Risk Factors and the Risk Factors contained in the accompanying prospectus, in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

OUR ABILITY TO CONSUMMATE THE IFC ACQUISITION IS SUBJECT TO THE SATISFACTION OF A NUMBER OF CONDITIONS AND THE RECEIPT OF CERTAIN CONSENTS, AND IT IS POSSIBLE THAT WE WILL BE UNABLE TO CONSUMMATE THE IFC ACQUISITION.

     The IFC Acquisition is subject to the satisfaction or waiver of a number of closing conditions, including, among other things, the receipt of governmental and third-party consents, the absence of any material adverse change with respect to IFC and the absence of breaches of the representations, warranties and covenants of each of Flowserve and Invensys set forth in the Purchase and Sale Agreement. See "Description of the IFC Purchase and Sale Agreement". In addition, the amendment of the terms of our existing senior credit facilities to provide for the financing for the IFC Acquisition as described under "Summary -- Financing for the IFC Acquisition" will require the consent of lenders under our existing senior credit facilities representing a majority of the outstanding loans and commitments under the facilities. We cannot assure you that all of the closing conditions to the IFC Acquisition will be satisfied or waived or that we will be successful in obtaining the required consents from lenders under our existing credit facilities. Accordingly, we cannot assure you that we will consummate the IFC Acquisition. In the event that the IFC Acquisition is not consummated, we will be unable to realize the anticipated strategic benefits from the IFC Acquisition described in this prospectus supplement. In such an event, we will be required by the terms of our existing senior credit facilities to use the proceeds from this offering to repay outstanding indebtedness under those facilities. As a result, holders of our common stock would likely realize an immediate dilution in pro forma earnings per share following the completion of this offering.

THE IFC ACQUISITION IS SUBJECT TO THE RECEIPT OF CONSENTS AND APPROVALS FROM VARIOUS GOVERNMENT ENTITIES, WHICH MAY JEOPARDIZE OR DELAY COMPLETION OF THE IFC ACQUISITION OR REDUCE THE ANTICIPATED BENEFITS OF THE IFC ACQUISITION.

     Completion of the IFC Acquisition is conditioned upon filings with, and the receipt of required consents, orders, approvals or clearances from, various governmental agencies, including the Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice and regulatory bodies in various foreign countries, including certain member states of the European Union. These consents, orders, approvals and clearances may impose conditions on or require divestitures relating to the divisions, operations or assets of IFC or us. Such conditions or divestitures may jeopardize or delay completion of the IFC Acquisition or may reduce the anticipated benefits of the IFC Acquisition. The Purchase and Sale Agreement relating to the IFC Acquisition provides that we and Invensys will use our reasonable best efforts to obtain the consents of the Federal Trade Commission or the U.S. Department of Justice and the various foreign regulatory bodies that are reviewing the IFC Acquisition.

WE HAVE LIMITED INFORMATION CONCERNING IFC AND IT MAY HAVE LIABILITIES OR OBLIGATIONS THAT ARE NOT ADEQUATELY REFLECTED IN ITS HISTORICAL FINANCIAL STATEMENTS.

     In connection with the IFC Acquisition, we have conducted a limited review of information available to us regarding IFC; however, we have been unable to perform a complete review of the past activities and financial performance of IFC. Prior to our acquisition of IFC, it may have incurred contractual, financial, regulatory, environmental or other obligations and liabilities that may impact us in the future and that are not currently adequately reflected in the historical financial statements of IFC or Invensys or otherwise known to us. In addition, we have received limited warranties with respect to these obligations and liabilities from Invensys, and the indemnity obligations of Invensys with respect to such obligations or liabilities may be limited by the terms of the Purchase and Sale Agreement for the IFC Acquisition. Any such material obligation or liability could have a material adverse effect on our business, financial condition and results of operations.

THE IFC ACQUISITION WILL INCREASE OUR EXPOSURE TO ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

     Given the global scope of our operations, we currently face a number of risks associated with doing business internationally. See "Risk
Factors -- Economic, political and other risks associated with international sales and operations could adversely affect our business" in the accompanying prospectus for a complete discussion of these risks. In particular, the continued deterioration of the political climate in the Middle East could adversely affect our business and the business of our customers and suppliers operating in that region. Our acquisition of IFC will increase the percentage of our sales derived from international operations. Our sales to destinations outside the United States, as a percentage of our total sales, were 48% in 2001. However, on a pro forma basis after giving effect to the IFC Acquisition, our sales to destinations outside the United States, as a percentage of total sales, would have been approximately 50% in 2001. As a result, following our acquisition of IFC, we will be more susceptible to the adverse consequences of the risks associated with our international operations.

THE IFC ACQUISITION WILL INCREASE THE AMOUNT OF OUR OUTSTANDING INDEBTEDNESS, AND WILL INCREASE OUR EXPOSURE TO THE RISKS ASSOCIATED WITH OUR INDEBTEDNESS.

     We expect to incur additional indebtedness to finance the IFC Acquisition. See "Summary -- Financing for the IFC Acquisition". This increase in our outstanding indebtedness will increase our exposure to the risks associated with our indebtedness. See "Risk Factors -- Our leverage could adversely affect our financial health, make us vulnerable to adverse economic and industry conditions and prevent us from fulfilling our obligations under debt securities currently outstanding or issued pursuant to this prospectus" in the accompanying prospectus for a complete discussion of these risks. The increase in our outstanding indebtedness may also make it more difficult for us to meet the maximum leverage ratio or other financial covenants in our amended senior credit facilities. A failure to comply with these financial covenants may result in an event of default under our amended senior credit facilities and, in some cases, a cross-default with respect to certain of our other outstanding indebtedness.

THE IFC ACQUISITION MAY RESULT IN INCREASED ENVIRONMENTAL COSTS AND LIABILITIES.

     IFC's operations and properties are subject to environmental regulation. Such regulation can result in increased compliance costs and the risk of penalties for environmental violations. IFC's operations, including past disposal practices, may subject IFC to additional potential liabilities relating to the investigation and clean-up of contaminated properties and to potential claims alleging personal injury. Pursuant to the terms of the Purchase and Sale Agreement, Invensys agreed to compensate us for a specified amount of these clean-up costs, and we currently believe that this amount will be sufficient to cover those costs. In addition, Invensys has agreed to retain specific potential environmental liabilities and to indemnify us for liabilities relating to certain other environmental matters. While we believe that the Purchase and Sale Agreement will protect us from exposure to material environmental liabilities relating to IFC, we cannot assure you that IFC's environmental liabilities will not exceed our estimates and that the protections afforded by the Purchase and Sale Agreement will be sufficient to address these potential liabilities.

WE MAY NOT BE ABLE TO EFFECTIVELY INTEGRATE THE BUSINESSES OF IFC.

     Our future success will depend in part on our ability to effectively integrate the businesses of IFC into our operations. We will face significant challenges in consolidating functions and integrating procedures, personnel, product lines and operations in a timely and efficient manner. The integration process will be complex and time consuming, may be disruptive to the businesses and may cause an interruption of, or a loss of momentum in, the businesses as a result of a number of obstacles such as:

     - the loss of key employees or customers;

     - the failure to maintain the quality of customer service that each business has historically provided;

     - the need to coordinate geographically diverse organizations;

     - retooling and reprogramming of equipment; and

     - the resulting diversion of management's attention from our day-to-day business and the need to hire additional management personnel to address integration obstacles.

     If we are not successful in this combination, if the combination takes longer than anticipated, or if our integrated product and service offerings fail to achieve market acceptance, our business could be adversely affected.

WE MAY NOT BE ABLE TO REALIZE THE ANTICIPATED COST SAVINGS, SYNERGIES OR REVENUE ENHANCEMENTS FROM COMBINING FLOWSERVE AND IFC AND WE WILL INCUR SIGNIFICANT CASH INTEGRATION COSTS TO ACHIEVE THESE COST SAVINGS.

     Even if we are able to integrate the operations of Flowserve and IFC successfully, we cannot assure you that we will realize the cost savings, synergies or revenue enhancements that we anticipate from such integration or that we will realize such benefits within the time frame that we currently expect. Our ability to realize anticipated cost savings, synergies or revenue enhancements may be affected by a number of factors, including the following:

     - Our ability to effectively eliminate redundant administrative overhead and overlapping sales personnel, rationalize manufacturing capacity and shift production to more economical facilities is difficult to predict. Accordingly, the actual amount and timing of the resulting cost savings are inherently difficult to predict.

     - We will incur significant cash integration costs in achieving these cost savings, and any cost savings and other synergies from the IFC Acquisition may be offset by such integration costs.

     - The cost savings and other synergies may be offset by increases in other expenses, by operating losses or by problems unrelated to the IFC Acquisition.

     - Labor cost savings depend on the avoidance of labor disruptions in connection with the integration of the businesses.

REPERCUSSIONS FROM THE TERRORIST ACTS COMMITTED IN THE UNITED STATES COULD HARM OUR BUSINESS OPERATIONS AND ADVERSELY IMPACT OUR ABILITY TO MEET OUR EXPECTATIONS AND OTHER FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

     The terrorist attacks on September 11, 2001, have caused instability in the world's markets. There can be no assurance that the current armed hostilities will not escalate or that these terrorist attacks, or the United States' responses to them, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to the economic instability in the United States and the other markets we serve. Specifically, such continued instability could cause a reduction in, or impact the timing of, product sales to companies in certain industries from which we derive substantial revenues. We believe that we have already experienced some negative effects on our business from the events of September 11th, such as the slow-down in our maintenance, repair and overhaul business resulting from our customers instituting tighter security measures at their plant sites. While our business has begun to adjust to these types of security measures, armed conflict, civil unrest, additional terrorist activities and the attendant political instability and societal disruption may reduce demand for our products, which could harm our business.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE.

     If our existing shareholders sell a large number of shares of our common stock or the public market perceives that existing shareholders might sell shares of common stock, the market price of our common stock could significantly decline. All of the shares offered by this prospectus supplement and the accompanying prospectus will be freely tradable without restriction or further registration under the federal securities laws unless purchased by an "affiliate" as that term is defined in Rule 144 under the Securities Act of 1933. The outstanding shares subject to lock up agreements between certain of our directors and executive officers and the underwriters may be sold 90 days after the date of this prospectus supplement.

OUR STOCK PRICE MAY BECOME VOLATILE IN THE FUTURE, RESULTING IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING. INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE PRICE TO THE PUBLIC.

     The trading price of our common stock may become volatile in the future. Many factors may contribute to this volatility, including, but not limited to:

     - changes in marketing, product pricing and sales strategies or development of new products by us or our competitors;

     - changes in domestic or foreign governmental regulations;

     - variations in our results of operations;

     - perceptions about market conditions in the industries we serve; and

     - general market conditions.

     Volatility may have a significant impact on the market price of our common stock. Moreover, the possibility exists that the stock market could experience extreme price and volume fluctuations unrelated to our operating performance. Such volatility makes it difficult to ascribe a stable valuation to a shareholder's holdings of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, and include assumptions about future market conditions, operations and results. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking information". We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the "Supplemental Risk Factors" section in this prospectus supplement, in the "Risk Factors" section in the accompanying prospectus, as well as any cautionary language in this prospectus supplement, the accompanying prospectus and documents incorporated by reference herein and therein, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus supplement, whether as a result of new information, future events or otherwise. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors, and those discussed elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein could have a material adverse effect on our business, results of operations, financial position and the value of our common stock. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of common stock in this offering are estimated to be $246.3 million, or $283.3 million if the underwriters' over-allotment option is exercised in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with additional borrowings under our amended senior credit facilities, to finance the IFC Acquisition, to refinance our existing tranche B term loan facility and to pay transaction costs and expenses. See "Summary -- Financing for the IFC Acquisition".

     The following table sets forth the estimated sources and uses of funds for the IFC Acquisition and the refinancing of our existing tranche B term loan facility:

                                 (IN MILLIONS)

SOURCES:                                          USES:
Incremental Tranche A Term                        Acquisition of IFC..................
  Loan(1)...........................  $   99.8                                          $  535.0
                                                  Refinance Existing Tranche B
New Tranche C Term Loan(2)..........     671.1    Facility............................     468.8
Common Stock........................     246.3    Transaction Fees and Expenses(3)....      13.4
                                      --------                                          --------
     Total Sources..................  $1,017.2        Total Uses......................  $1,017.2
                                      ========                                          ========

---------------

(1) The aggregate principal amount of term loans provided by the Incremental Tranche A Term Loan will be added to our borrowings under the tranche A term loan facility of our existing senior credit facility. See
    "Summary -- Financing for the IFC Acquisition".

(2) The New Tranche C Term Loan is expected to refinance our existing tranche B term loan facility, which had $468.8 million outstanding as of March 31, 2002, and provide for up to $260.0 million additional aggregate principal amount of borrowings to finance the IFC Acquisition. In the event we are unable to refinance our existing tranche B term loan facility with the New Tranche C Term Loan, we intend to enter into an amendment to our existing credit agreement to provide only for the Incremental Tranche A Term Loan and the Incremental Tranche C Term Loan. To the extent that the net proceeds from this offering exceed $200.0 million, we will either (1) reduce the amount of our additional borrowings under the Incremental Tranche C Term Loan by the entire excess amount or (2) we will apply such amount of the excess as is necessary to repay outstanding indebtedness under our revolving credit facility, with any remaining excess being used to reduce the amount of additional borrowings under the Incremental Tranche C Term Loan. The table above assumes that net proceeds from this offering in excess of $200.0 million have been applied to reduce the amount of borrowings under the Incremental Tranche C Term Loan. See "Summary -- Financing for the IFC Acquisition".

(3) This amount does not include underwriting discounts and commissions and offering expenses payable by us in connection with this offering.

     In the event that the IFC Acquisition is not consummated, we would use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our existing tranche A term loan facility and tranche B term loan facility, as required by the terms of such facilities. Our existing senior credit facilities are composed of the following three facilities (with the following amounts outstanding as of March 31, 2002 and the following maturities): (1) a tranche A term loan facility, which has $249.7 million aggregate principal amount outstanding and which matures in 2006, (2) a tranche B term loan facility, which has $468.8 million outstanding and which matures in 2008, and (3) a $300.0 million revolving credit facility which has $42.0 million aggregate principal amount outstanding and which matures in 2006. As of March 31, 2002, interest rates for the various components of our existing senior credit facilities ranged from approximately 4.63% to 5.44%.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed for trading on the New York Stock Exchange under the symbol "FLS". The following table sets forth on a per share basis the intraday high and low sales prices for our common stock for the quarters indicated.

                                                               HIGH     LOW
                                                              ------   ------
1999:
  First Quarter.............................................  $17.50   $15.00
  Second Quarter............................................   21.56    15.31
  Third Quarter.............................................   20.00    15.50
  Fourth Quarter............................................   17.88    15.38
2000:
  First Quarter.............................................  $17.00   $10.56
  Second Quarter............................................   17.69    12.00
  Third Quarter.............................................   18.88    14.50
  Fourth Quarter............................................   23.50    16.13
2001:
  First Quarter.............................................  $24.35   $19.22
  Second Quarter............................................   33.30    20.76
  Third Quarter.............................................   31.15    18.90
  Fourth Quarter............................................   27.02    18.70
2002:
  First Quarter.............................................  $32.43   $22.65
  Second Quarter (through April 1, 2002)....................   32.49    31.81

     On April 1, 2002, the reported last sale price for our common stock on The New York Stock Exchange was $32.35 per share. Stockholders should obtain current market quotations before making any decision with respect to an investment in our common stock. As of February 28, 2002, there were approximately 1,800 holders of record of our common stock. This number excludes beneficial owners of common stock held in street name.

                                DIVIDEND POLICY

     In 1999, we paid a dividend of $0.14 per share each calendar quarter. In February 2000, we announced the suspension of this dividend as a result of our decision to acquire IDP. In addition, our existing senior credit facilities limit our ability to pay dividends under certain circumstances, and we are currently prohibited from doing so. The policy of our board of directors is to retain earnings to finance the operations and expansion of our business. The board has no current plans to change the current dividend policy or resume dividend payments.

                                 CAPITALIZATION

     The following table sets forth our cash and capitalization as of December 31, 2001 (1) on an actual basis and (2) on a pro forma basis to give effect to the IFC Acquisition, the financing for the IFC Acquisition, the refinancing of our existing tranche B term loan facility and the application of the estimated net proceeds of such financing as described under "Use of Proceeds", as if each had occurred on December 31, 2001.

     For purposes of the following table, we assume that we will be able to refinance our existing tranche B term loan facility. We also assume that the net proceeds from this offering in excess of $200.0 million have been applied to reduce the amount of additional borrowings under our amended senior credit facilities. Specifically, we assume that the financing for the IFC Acquisition and the refinancing of our existing tranche B term loan facility will include
(1) the offering of 8,000,000 shares of common stock resulting in net proceeds of $246.3 million, (2) $99.8 million aggregate principal amount of borrowings under the Incremental Tranche A Term Loan and (3) $672.2 million aggregate principal amount of borrowings under the New Tranche C Term Loan, of which $469.8 million (the outstanding balance of our existing tranche B term loan facility as of December 31, 2001) will be in the form of the Refinancing Loan and $202.4 million will be in the form of the Incremental Tranche C Term Loan.

     The following table should be read in conjunction with our audited consolidated financial statements and the related notes, "Summary -- Financing for the IFC Acquisition", "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Statements", each included or incorporated by reference in this prospectus supplement.

                                                            DECEMBER 31, 2001
                                                         ------------------------
                                                          ACTUAL       PRO FORMA
                                                         --------     -----------
                                                              (IN MILLIONS)
Cash and cash equivalents..............................  $   21.5      $   26.4(4)
                                                         --------      --------
Long-term debt, including current portion:
  Senior credit facilities:
     Revolving credit facility(1)......................  $   70.0      $   70.0(5)
     Term loan facilities(2)...........................     726.9       1,029.1(5)
  Senior subordinated notes(3).........................     243.4         243.4
  Other long-term debt.................................       0.4           0.4
                                                         --------      --------
     Total long-term debt..............................   1,040.7       1,342.9(5)(6)
                                                         --------      --------
Shareholders' equity:
  Serial preferred stock, $1.00 par value:
     Shares authorized -- 1,000,000
     Shares issued and outstanding -- None.............        --            --
  Common shares, $1.25 par value:
     Shares authorized -- 120,000,000
     Shares issued -- 48,414,000 actual; 56,414,000 pro
       forma...........................................      60.5          70.5
  Capital in excess of par value.......................     211.1         447.4
  Retained earnings....................................     356.0         348.8(6)(7)
  Treasury stock, at cost -- 3,622,000 shares..........     (82.7)        (82.7)
  Deferred compensation obligation.....................       8.3           8.3
  Accumulated other comprehensive loss.................    (142.2)       (142.2)
                                                         --------      --------
     Total shareholders' equity........................     411.0         650.1
                                                         --------      --------
     Total capitalization..............................  $1,451.7      $1,993.0(5)(6)
                                                         ========      ========

---------------

(1) The revolving credit facility has a total commitment of $300.0 million and expires in 2006. We had $27.4 million in undrawn letters of credit issued under the revolving credit facility as of December 31, 2001. As a result, we had unused borrowing capacity under our revolving credit facility, net of issued letters of credit, of $202.6 million as of December 31, 2001.

(2) Reflects outstanding indebtedness under our existing tranche A term loan facility and our existing tranche B term loan facility as of December 31, 2001 of $257.1 million and $469.8 million, respectively. Our outstanding indebtedness under our existing tranche A term loan facility and our existing tranche B term loan facility as of March 31, 2002 was $249.7 million and $468.8 million, respectively.

(3) Reflects outstanding $186.2 million senior subordinated dollar notes and E64.1 million senior subordinated euro notes, each at 98.8% of face value. Assumes a conversion rate of euro into U.S. dollars of E1.12 to $1.00, which was the rate in effect on December 31, 2001.

(4) Reflects cash to be acquired in the IFC Acquisition.

(5) In the event we elect to apply the net proceeds from this offering in excess of $200.0 million to repay outstanding indebtedness under our revolving credit facility, the amount of borrowings under the Incremental Tranche C Term Loan would be $248.7 million. In such an event, the pro forma outstanding amounts under our revolving credit facility and our term loan facilities as of December 31, 2001 would be $23.7 million and $1,075.4 million, respectively.

(6) In the event that the IFC Acquisition is not consummated, we would not borrow additional amounts under our senior credit facilities. In such event, we would use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our existing senior credit facilities. We would incur a $2.3 million net of tax extraordinary loss on repayment of a portion of the outstanding indebtedness under our existing tranche A term loan facility and tranche B term loan facility, as required by the terms of such facilities. The loss would result from writing off a portion of our existing unamortized prepaid financing fees. Under these circumstances, our as adjusted total long-term debt and total capitalization as of December 31, 2001 would be $794.4 million and $1,449.4 million, respectively.

(7) Reflects the extraordinary loss arising from the refinancing of our existing tranche B term loan facility with the New Tranche C Term Loan, assuming we fully extinguish our existing tranche B term loan facility. The loss is comprised of the write-off of the unamortized balance of existing tranche B term loan facility prepaid financing fees and estimated fees to amend our existing senior credit facilities totaling $7.2 million, net of tax.

                        UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements are based on our historical consolidated financial statements and IFC's historical combined financial statements, each included or incorporated by reference in this prospectus supplement, adjusted to give effect to the IFC Acquisition, the financing for the IFC Acquisition, the refinancing of our existing tranche B term loan facility and the application of the estimated net proceeds of such financing as described under "Use of Proceeds". The unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 gives effect to the IFC Acquisition, the financing for the IFC Acquisition, the refinancing of our existing tranche B term loan facility and the application of the estimated net proceeds of such financing as described under "Use of Proceeds", as if each had occurred on January 1, 2001. The unaudited pro forma consolidated balance sheet as of December 31, 2001 gives effect to the IFC Acquisition, the financing for the IFC Acquisition, the refinancing of our existing tranche B term loan facility and the application of the estimated net proceeds of such financing as described under "Use of Proceeds", as if each had occurred on December 31, 2001.

     For purposes of the following unaudited pro forma financial information, we assume that we will be able to refinance our existing tranche B term loan facility. We also assume that the net proceeds from this offering in excess of $200.0 million have been applied to reduce the amount of additional borrowings under the Incremental Tranche C Term Loan. Specifically, we assume that the financing for the IFC Acquisition and the refinancing of our existing tranche B term loan facility will include (1) the offering of 8,000,000 shares of common stock resulting in net proceeds of $246.3 million, (2) $99.8 million aggregate principal amount of borrowings under the Incremental Tranche A Term Loan and (3) $672.2 million aggregate principal amount of borrowings under the New Tranche C Term Loan, of which $469.8 million (the outstanding balance of our existing tranche B term loan facility as of December 31, 2001) will be in the form of the Refinancing Loan and $202.4 million will be in the form of the Incremental Tranche C Term Loan.

     The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. In our opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial position would actually have been if the IFC Acquisition, the financing for the IFC Acquisition, the refinancing of our existing tranche B term loan facility and the application of the estimated net proceeds of such financing as described under "Use of Proceeds" had occurred on such dates or to project our results of operations or financial position for any future date or period. The unaudited pro forma consolidated financial statements reflect our preliminary estimates of the allocation of the purchase price for the IFC Acquisition and are subject to change. The unaudited pro forma consolidated financial statements do not reflect any operating efficiencies and cost savings that we may achieve with respect to the combined entities nor any expense associated with achieving these benefits.

     The historical combined financial statements of IFC in the pro forma consolidated financial information are based on IFC's combined financial statements after conversion to US GAAP and U.S. dollars. We derived IFC's combined financial statements as of and for the twelve months ended December 29, 2001 based on IFC's unaudited combined financial statements for the nine months ended December 29, 2001 and December 30, 2000, and audited combined financial statements for the fiscal year ended March 31, 2001. IFC's historical combined statement of operations for the twelve months ended December 29, 2001 was prepared in pounds sterling, and has been converted into U.S. dollars using the average exchange rate for the year ended December 31, 2001 of L1.00 = $1.4438. IFC's historical combined balance sheet as of December 29, 2001 was prepared in pounds sterling, and has been converted into U.S. dollars using the exchange rate at December 31, 2001 of L1.00 = $1.4560.

     You should read the following unaudited pro forma consolidated financial statements in conjunction with our audited consolidated financial statements and the related notes, IFC's audited and unaudited combined financial statements and the related notes and "Management's Discussion and Analysis", each included or incorporated by reference in this prospectus supplement.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001

                                                                         PRO FORMA
                                                FLOWSERVE      IFC      ADJUSTMENTS    PRO FORMA
                                                ----------   --------   -----------    ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales.........................................  $1,917,507   $524,694     $    --      $2,442,201
Cost of sales.................................   1,302,955    320,678       2,819 (a)   1,626,452
                                                ----------   --------     -------      ----------
Gross profit..................................     614,552    204,016      (2,819)        815,749
  Selling, general and administrative
     expense..................................     410,563    143,951      (7,670)(a)     546,844
  Restructuring and integration expenses......      61,835      7,364          --          69,199
                                                ----------   --------     -------      ----------
Operating income..............................     142,154     52,701       4,851         199,706
  Net interest expense........................     118,072      4,332       6,339 (b)     124,411
                                                                           (4,332)(c)
     Other income, net........................      (1,547)    (2,743)         --          (4,290)
                                                ----------   --------     -------      ----------
Earnings before income taxes and extraordinary
  items.......................................      25,629     51,112       2,844          79,585
Provision for income taxes....................       9,275     21,802       1,152 (d)      32,229
                                                ----------   --------     -------      ----------
Earnings before extraordinary items...........  $   16,354   $ 29,310     $ 1,692      $   47,356
                                                ==========   ========     =======      ==========
Earnings per share before extraordinary items
  (basic and diluted).........................                                         $     1.00
                                                                                       ==========
Weighted average shares outstanding...........      39,330                  8,000 (e)      47,330

See accompanying notes to unaudited pro forma consolidated financial statements.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 2001

                                                                        PRO FORMA
                                           FLOWSERVE        IFC        ADJUSTMENTS       PRO FORMA
                                           ----------   ------------   -----------       ----------
                                                                (IN THOUSANDS)
Current assets:
     Cash and cash equivalents...........  $   21,533     $ 62,608      $ (57,783)(f)    $   26,358
     Accounts receivable, net............     455,861       72,654         (3,203)(f)       525,312
     Inventories.........................     347,591      102,939          4,713(g)        455,243
     Other current assets................      73,154       23,005         (6,843)(f)        89,316
                                           ----------     --------      ---------        ----------
       Total current assets..............     898,139      261,206        (63,116)        1,096,229
  Property, plant and equipment, net.....     362,388      155,210         32,555(h)        550,153
  Goodwill and other intangible assets,
     net.................................     646,254      270,816        (22,962)(i)       894,108
  Invensys Group balances................          --      171,080       (171,080)(f)            --
  Other assets...........................     145,194        9,901          3,025(j)        153,330
                                                                           (9,672)(k)
                                                                            4,882(l)
                                           ----------     --------      ---------        ----------
  Total assets...........................  $2,051,975     $868,213      $(226,368)       $2,693,820
                                           ==========     ========      =========        ==========
  Current liabilities:
     Accounts payable....................  $  178,480     $ 39,166      $  (2,766)(f)    $  214,880
     Accrued expenses and other current
       liabilities.......................     193,768       65,666        (45,427)(f)       214,007
     Long-term debt due within one
       year..............................      44,523        3,640         (3,640)(f)        44,523
                                           ----------     --------      ---------        ----------
       Total current liabilities.........     416,771      108,472        (51,833)          473,410
  Long-term debt due after one year......     996,222       12,958        (12,958)(f)     1,298,373
                                                                          302,151(m)
  Invensys Group balances................          --      195,832       (195,832)(f)            --
  Retirement benefits and deferred
     items...............................     227,963       76,731        (32,760)(f)       271,934
  Shareholders' equity...................     411,019      474,220        246,254(e)        650,103
                                                                           (7,170)(l)
                                                                         (474,220)(n)
                                           ----------     --------      ---------        ----------
  Total liabilities and shareholders'
     equity..............................  $2,051,975     $868,213      $(226,368)       $2,693,820
                                           ==========     ========      =========        ==========

See accompanying notes to unaudited pro forma consolidated financial statements.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(a)  Reflects the change in IFC's depreciation and amortization expense due to
     (i) depreciation of the step-up in its property, plant and equipment to fair value over estimated average useful lives ranging from 7 to 25 years,
     (ii) amortization of the identifiable intangible assets with definite lives at estimated fair value over estimated useful lives ranging from 3 to 15 years and (iii) elimination of its historical goodwill amortization which is included in selling, general and administrative expense (see Note (i)). This adjustment is based on our estimated allocation of the purchase price for the IFC Acquisition. We will base the final allocation on appraisals that have not yet been completed.

(b) Reflects the following interest on the estimated borrowings necessary to finance a portion of the IFC Acquisition:

                                                              (IN THOUSANDS)
Interest on the Incremental Tranche A Term Loan ($99,800 at
  4.75%)....................................................     $  4,741
Interest on New Tranche C Term Loan ($672,193 at 5.25%).....       35,290
Elimination of historical interest expense on our existing
  tranche B term loan facility..............................      (32,552)
                                                                 --------
  Cash interest expense adjustment..........................        7,479
Amortization of estimated financing fees totaling $3,025 to
  issue the New Tranche C Term Loan.........................          432
Eliminate amortization of prepaid financing fees for our
  existing tranche B term loan facility.....................       (1,572)
                                                                 --------
  Total adjustment..........................................     $  6,339
                                                                 ========

     For purposes of determining the adjustment to interest expense in the pro forma statement of operations, the current LIBOR rate was used with an assumed credit spread of 2.75% for loans made under the Incremental Tranche A Term Loan, which is similar to the credit spread that is applicable to our existing tranche A term loan, and an assumed credit spread of 3.25% for loans made under the New Tranche C Term Loan.

     Each 0.125% change in the interest rates payable on the Incremental Tranche A Term Loan and the New Tranche C Term Loan would change annual interest expense by $0.1 million and $0.8 million, respectively.

     In the event we are unable to refinance our existing tranche B term loan facility with the New Tranche C Term Loan, we intend to enter into an amendment to our existing senior credit facilities to provide only for the Incremental Tranche A Term Loan and the Incremental Tranche C Term Loan. In such an event, the Incremental Tranche C Term Loan will have terms substantially similar to those of our existing tranche B term loan facility, resulting in a credit spread 0.25% higher than we have assumed for the New Tranche C Term Loan. The higher credit spread would increase interest expense on a pro forma basis by $1.7 million.

(c) Reflects the elimination of interest expense incurred by IFC on long-term debt that will not be assumed by us in the IFC Acquisition.

(d) Reflects the income tax effect of the pro forma adjustments at the combined effective income tax rate for Flowserve and IFC of 40.5%.

(e) Reflects the estimated proceeds from this offering for the sale of 8.0 million common shares for $32.35 per share, net of estimated offering costs totaling approximately $12.5 million.

(f) Reflects the elimination of assets and liabilities we are not acquiring under the terms of the Purchase and Sale Agreement, including cash balances, non-trade intercompany balances with Invensys and its subsidiaries (excluding IFC) current and deferred income tax balances, long-term debt and certain other balances.

(g) Reflects the estimated purchase accounting adjustment for capitalization of estimated manufacturing profit in inventory acquired with IFC. The pro forma statement of operations does not reflect the impact of the one-time adjustment on cost of sales during the period this inventory is sold.

(h) Reflects the estimated purchase accounting adjustment to IFC's property, plant and equipment to step-up the basis to estimated fair value net of a reduction for a capital lease not being assumed in the purchase. This adjustment is based on our estimated allocation of the purchase price for the IFC Acquisition. We will base the final allocation on appraisals that have not yet been completed.

(i) Reflects the estimated net fair value adjustment to IFC's goodwill and other intangible assets as a result of the following estimated purchase price allocation:

                                                              (IN THOUSANDS)
Cash paid at closing........................................    $ 535,000
Cash to be paid for estimated direct acquisition costs,
  including financial advisory, legal, accounting and other
  costs.....................................................        8,000
                                                                ---------
  Aggregate purchase price..................................      543,000
Book value of IFC's net assets..............................     (474,220)
Elimination of net balances not being acquired (see Note
  (f))......................................................      (54,474)
Capitalized estimated manufacturing profit in inventory
  acquired..................................................       (4,713)
Step-up in property, plant and equipment to fair value......      (32,555)
                                                                ---------
  Net adjustment to goodwill and other intangible assets....    $ (22,962)
                                                                =========

     This reflects our preliminary estimates of the purchase price allocation for the IFC Acquisition, which may change upon completion of appraisals. Further, we may identify other assets and liabilities to which a portion of the purchase price will be allocated. The purchase price allocation also does not include an accrual for our anticipated restructuring activities in connection with the IFC Acquisition. We have not yet performed a detailed analysis to identify and measure any adjustments that may be necessary to conform IFC's accounting policies under US GAAP with our accounting policies.

     The adjusted pro forma balance of IFC's goodwill and other intangible assets is estimated to be comprised of the following:

                                                              (IN THOUSANDS)
Goodwill....................................................     $156,354
Trademarks and trade names, indefinite lives................       30,700
Patents, to be amortized over 8 to 15 years.................       30,000
Unpatented technology, to be amortized over 15 years........       27,000
Noncompetition agreement, to be amortized over 3 years......        3,800
                                                                 --------
  Total pro forma goodwill and other intangible assets for
     IFC....................................................     $247,854
                                                                 ========

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Additionally, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and became effective on January 1, 2002. The most significant changes made by SFAS No. 142 require that goodwill and indefinite lived intangible assets no longer be amortized and be tested for impairment at least on an annual basis. This provision of SFAS No. 142 applies to business combinations with acquisition dates after June 30, 2001. Additionally, the amortization period for intangible assets is no longer limited to 40 years. The pro forma income statement does not include amortization for goodwill and other intangible assets with indefinite useful lives acquired with IFC since the business combination will be consummated after June 30, 2001. We have not eliminated amortization, totaling approximately $19 million, of our goodwill and other intangible assets with indefinite useful lives from our historical financial statements for the year ended December 31, 2001.

     The purchase price payable by us in the IFC Acquisition is subject to potential upward or downward adjustment at the closing date based on the net amount of intercompany payables and receivables owed by or to IFC as of the date of closing. In addition, the purchase price is subject to potential downward adjustment after the closing based on the amount by which IFC's EBITDA for the period from April 1, 2001 to March 31, 2002, as calculated in the manner set forth in the Purchase and Sale Agreement, is less than $81.0 million. The purchase price is also subject to downward adjustment after the closing based on the amount, if any, by which the net book value of IFC as of March 31, 2001, as calculated in the manner set forth in the Purchase and Sale Agreement, is less than $262.5 million. Finally, the purchase price is subject to potential upward or downward adjustment after the closing based on the net cash position of IFC as of the date of closing, as calculated in the manner set forth in the Purchase and Sale Agreement.

(j) Reflects estimated financing fees that will be incurred to issue the New Tranche C Term Loans. These prepaid financing fees will be amortized over the term of the New Tranche C Term Loans of approximately seven years.

(k) Reflects the write-off of the unamortized balance of existing tranche B term loan facility prepaid financing fees as a result of refinancing our existing tranche B term loan facility with the New Tranche C Term Loan. The amount of the write-off could change depending on the composition of lenders in the New Tranche C Term Loan as compared to those in our existing tranche B term loan facility.

(l) Reflects the extraordinary loss of $12.1 million arising from the refinancing of the tranche B term loan facility with the New Tranche C Term Loan and estimated fees to amend our existing senior credit facilities, net of income taxes of $4.9 million, assuming our existing tranche B term loan facility is fully extinguished. The estimated income tax effects are based on the combined effective income tax rate for Flowserve and IFC of 40.5%. The amount of the extraordinary loss could change depending on the composition of lenders in the New Tranche C Term Loan as compared to those in our existing tranche B term loan facility.

(m) Reflects the Incremental Tranche A Term Loan and Incremental Tranche C Term Loan, as detailed in Note (b), to finance the IFC Acquisition.

(n)  Reflects the elimination of IFC's historical combined equity.

                       SELECTED HISTORICAL FINANCIAL DATA
                            OF FLOWSERVE CORPORATION

     The following selected historical data as of and for each of the five years in the period ended December 31, 2001 have been derived from our audited consolidated financial statements and the related notes. You should read the following selected historical financial data in conjunction with "Management's Discussion and Analysis -- Flowserve" and our audited consolidated financial statements and the related notes included or incorporated by reference in this prospectus supplement.

     In January 2000, we completed our acquisition of Innovative Valve Technologies, Inc. (Invatec) and in August 2000, we completed our acquisition of IDP. Each of these acquisitions was accounted for under the purchase method of accounting. Accordingly, the operating results of each of Invatec and IDP are included from their respective dates of acquisition.

                                                           YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------
                                               1997       1998       1999       2000       2001
                                             --------   --------   --------   --------   --------
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
Sales......................................  $1,152.2   $1,083.1   $1,061.3   $1,538.3   $1,917.5
Cost of sales..............................     703.3      667.8      697.9    1,031.4    1,302.9
                                             --------   --------   --------   --------   --------
Gross profit...............................     448.9      415.3      363.4      506.9      614.6
  Selling, general and administrative
     expense...............................     312.8      291.9      301.5      360.3      410.6
  Restructuring and integration expense....      51.5       38.3       30.1       54.6       61.8
                                             --------   --------   --------   --------   --------
Operating income...........................      84.6       85.1       31.8       92.0      142.2
  Interest expense, net....................      11.3       11.4       14.7       70.3      118.1
  Other (income) expense, net..............     (16.5)       0.5       (1.2)      (1.5)      (1.5)
                                             --------   --------   --------   --------   --------
Earnings before income taxes...............      89.8       73.2       18.3       23.2       25.6
  Provision for income taxes...............      38.2       25.5        6.1        7.9        9.2
                                             --------   --------   --------   --------   --------
Earnings before extraordinary items and
  cumulative effect of change in accounting
  principle................................      51.6       47.7       12.2       15.3       16.4
  Extraordinary items, net of income
     taxes.................................        --         --         --       (2.1)     (17.9)
  Cumulative effect of change in accounting
     principle, net of income taxes........        --        1.2         --         --         --
                                             --------   --------   --------   --------   --------
Net earnings (loss)........................  $   51.6   $   48.9   $   12.2   $   13.2   $   (1.5)
                                             ========   ========   ========   ========   ========
PER SHARE:
  Net earnings (loss) (basic and
     diluted)..............................  $   1.26   $   1.23   $   0.32   $   0.35   $  (0.04)
  Dividends paid...........................      0.65       0.56       0.56         --         --
  Book value(1)............................      9.74       9.15       8.23       8.14       9.18
  Weighted average shares outstanding......      40.9       39.9       37.9       37.8       39.3
OTHER FINANCIAL DATA:
  Bookings(2)..............................  $1,172.4   $1,082.5   $1,039.3   $1,521.6   $1,975.5
  EBITDA before special items(3)(4)........     180.1      166.0      113.6      205.1      279.4
  Net cash flows provided (used) by
     operating activities..................      90.0       54.1       84.1       18.4      (47.9)
  Depreciation and amortization............      38.9       39.3       39.6       57.0       73.9
  Capital expenditures.....................      39.6       38.2       40.5       27.8       35.2
  Net earnings per share before special
     items(4)..............................      2.01       1.88       1.04       1.35       1.42

                                                           YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------
                                               1997       1998       1999       2000       2001
                                             --------   --------   --------   --------   --------
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AS OF END OF PERIOD):
  Working capital..........................  $  284.2   $  268.2   $  258.1   $  464.0   $  481.4
  Total assets.............................     880.0      870.2      838.2    2,110.1    2,052.0
  Long-term debt...........................     128.9      186.3      198.0    1,111.1      996.2
  Shareholders' equity.....................     395.3      344.8      308.3      304.9      411.0

---------------

(1) Calculated as shareholders' equity as of the end of the period divided by common shares issued as of the end of the period, less shares held in treasury.

(2) Bookings are the amount of incoming new orders for which there are purchase commitments.

(3) EBITDA means net earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as an alternative to net income, cash flows or any other items calculated in accordance with US GAAP or as an indicator of our operating performance. The definition of EBITDA used in this prospectus supplement as it relates to our company may differ from the definition of EBITDA used by other companies.

(4) Special items in 1997 include restructuring and integration expense of $51.5 million and an $11.4 million gain on the sale of a subsidiary. Special items in 1998 include integration expenses of $38.3 million, an obligation under an executive employment agreement of $3.8 million (included in selling and administrative expense) and the benefit of the cumulative effect of an accounting change of $1.2 million. Special items in 1999 include restructuring and integration expense of $30.1 million, other nonrecurring items for inventory and fixed asset impairment of $5.1 million and certain costs related to facility closures of $5.8 million. Special items in 2000 include restructuring and integration expense of $54.6 million and an extraordinary loss of $2.1 million net of tax. Special items in 2001 include restructuring and integration expense of $61.8 million and an extraordinary loss of $17.9 million net of tax. Net earnings per share before special items should not be considered as an alternative to net earnings (loss) per share calculated in accordance with US GAAP or as an indicator of our operating performance.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes of Flowserve and IFC appearing elsewhere in this prospectus supplement. For information regarding our pro forma financial condition and results of operations, see "Unaudited Pro Forma Consolidated Financial Statements".

FLOWSERVE

  OVERVIEW

     We produce engineered and industrial pumps, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provide a range of related flow management services worldwide, primarily for the process industries. Equipment manufactured and serviced by us is predominately used in industries that deal with difficult-to-handle and often corrosive fluids in environments with extreme temperature, pressure, horsepower and speed. Our businesses are affected by economic conditions in the United States and other countries where our products are sold and serviced, the cyclical nature of the petroleum, chemical, power and other industries served, the relationship of the U.S. dollar to other currencies, and the demand for and pricing of our customers' products. We believe the impact of these conditions is somewhat mitigated by the strength and diversity of our product lines, geographic coverage and significant installed base, which provides the potential for an annuity stream of revenue from parts and services.

     On March 21, 2002, we entered into a Purchase and Sale Agreement with Invensys plc pursuant to which we agreed to acquire IFC from Invensys for an aggregate cash purchase price of $535.0 million, subject to adjustment pursuant to the terms of the Purchase and Sale Agreement. We and Invensys currently expect to close the acquisition of IFC in May 2002. The transaction is expected to be financed from the proceeds of this offering and additional borrowings under our amended senior credit facilities. See "Summary -- IFC Acquisition" and "-- Financing for the IFC Acquisition", and "Description of the IFC Purchase and Sale Agreement".

  RESULTS OF OPERATIONS

     In general, our 2001 results were higher than the prior year due to our acquisition of IDP on August 8, 2000. That acquisition and our acquisition of Invatec on January 12, 2000, generally resulted in 2000 results being greater than those of 1999. These acquisitions are discussed in further detail in the subsection entitled "-- Liquidity and Capital Resources". Pro forma results referenced throughout this discussion and analysis give effect as if our August 2000 acquisition of IDP had been completed on January 1, 2000 and include purchase accounting adjustments and estimated financing costs, but do not give effect to the IFC Acquisition. Special items include integration expense, restructuring expense, extraordinary items and, in 1999, other special items for asset impairment, executive separation contracts and facilities closure costs.

  SALES AND BOOKINGS

     Sales increased 24.7% to $1,917.5 million in 2001, compared with $1,538.3 million in 2000. Pro forma sales in 2000 were $1,960.1 million. Sales for 2001 compared to the prior year on a pro forma basis were adversely affected by an unfavorable currency translation of approximately 1.9%, the divestiture of product lines in late 2000 to comply with the Department of Justice consent decree that we entered into in connection with the acquisition of IDP and the closure or sale of several service operations. Additionally, sales in 2001 were adversely impacted by the disruption following the September 11, 2001 terrorist attacks and the resultant impact on an already weakening U.S. economy, which contributed to a reduction in quick turnaround business. Sales increased 44.9% to $1,538.3 million in 2000, compared with

$1,061.3 million in 1999. This increase was largely a result of the IDP and Invatec acquisitions discussed above. For additional information on sales, see "-- Business Segments" below.

                                                           1999       2000       2001
                                                         --------   --------   --------
                                                                 (IN MILLIONS)
Bookings...............................................  $1,039.3   $1,521.6   $1,975.5
Sales..................................................   1,061.3    1,538.3    1,917.5

     Bookings, or incoming orders for which there are purchase commitments, were $1,975.5 million in 2001, 29.9% higher than 2000, when bookings were $1,521.6 million. Pro forma bookings in 2000 were $2,036.8 million. Bookings in 2001 were relatively strong in the petroleum, power and water markets. Bookings activity was mixed-to-slightly weaker in the chemical and general industrial markets. Bookings might have been greater had it not been for the adverse impact of the September 11th terrorist attacks. The quick turnaround business, including maintenance, repair and overhaul, or MRO, manual valves, parts, seals and ISO and ANSI pump bookings, slowed after September 11th as many of the our customers instituted tighter security measures at their plant sites. Bookings in 2000 were 46.4% higher than in 1999 when bookings were $1,039.3 million. This increase was largely a result of the acquisitions of IDP and Invatec. Backlog at December 31, 2001 was $662.8 million compared with $659.3 million in the previous year. The increase in backlog in 2001 reflects bookings strength in the petroleum, power and water markets, products which tend to have longer lead times, partially offset by a downturn in the chemical and industrial markets, products which tend to have shorter lead times. Backlog in 2000 was up from 1999 due to the acquisitions of IDP and Invatec.

     Sales originating outside the United States were 43% of total sales in 2001, compared with 38% in 2000 and 42% in 1999. The higher 2001 percentage is primarily due to including IDP's significant international operations for the full year in 2001. The lower 2000 percentage is primarily due to Invatec's markets being principally in the United States and the negative impact of currency translation. Sales to destinations outside the United States were 48%, unchanged from the prior year.

  BUSINESS SEGMENTS

     We manage our operations through three business segments: (1) Pump Division
(FPD) for engineered and industrial pumps; (2) Flow Control Division (FCD) for automated and manual quarter-turn valves, control valves, nuclear valves and valve actuators; and (3) Flow Solutions Division (FSD) for precision mechanical seals and flow management services.

     Sales, including intersegment sales, and operating income before special items, for each of the three business segments are as follows:

                                                                  PUMP DIVISION
                                                            --------------------------
                                                             1999     2000      2001
                                                            ------   ------   --------
                                                                  (IN MILLIONS)
Sales.....................................................  $353.2   $672.2   $1,030.5
Operating income (before special items)...................    23.1     78.8      124.4

     Sales of pumps and pump parts for FPD increased to $1,030.5 million in 2001 from $672.2 million in 2000 and $353.2 million in 1999. The sales increases were due to the acquisition of IDP. On a pro forma basis, revenues were $1,048.6 million in 2000. The decrease in 2001 sales compared to 2000 pro forma sales generally resulted from unfavorable currency translation, which reduced sales by about 2.1% year-over-year, and the divestiture of product lines in late 2000 to comply with the Department of Justice consent decree. Sales would likely have been higher if not for the slowdown in quick turnaround sales following September 11th. On a comparable operations basis without IDP and Invatec, sales in 2000 declined slightly compared to 1999 primarily due to unfavorable currency translation.

     FPD operating income in 2001, before special items, increased 57.9% from 2000 results of $78.8 million and 72.8% from pro forma 2000 results of $72.0 million. FPD operating income in 2000, before special items, increased 241.1% from 1999 results of $23.1 million. Operating income, before special items, as a percentage of FPD sales increased to approximately 12.1% in 2001 from 11.7% in 2000 on an as reported basis and 6.9% on a pro forma basis and from 6.5% in 1999. The increase primarily resulted from the synergy savings realized from the IDP integration activities, which include the reduction of overlapping sales activities and the closure, divestiture or significant downsizing of a number of pump plants.

                                                              FLOW CONTROL DIVISION
                                                             ------------------------
                                                              1999     2000     2001
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Sales......................................................  $295.3   $276.3   $278.9
Operating income (before special items)....................    25.1     28.8     31.5

     Sales of valves and valve automation products for FCD increased to $278.9 million in 2001 from $276.3 million in 2000 and were below the $295.3 million in 1999. Sales in 2001 increased slightly over 2000 despite an unfavorable currency translation, which reduced sales by about 1.8% and the slowdown in quick turnaround manual valve sales after the September 11th terrorist attacks. Sales in 2000 decreased primarily due to a general decline in business levels in the served markets of chemical, petrochemical and refining. The decline in 2000 was also caused by unfavorable currency translation of about 4%.

     FCD operating income in 2001 of $31.5 million, before special items, increased 9.4% from 2000 results of $28.8 million. FCD operating income, before special items, in 2000 increased 14.7% from 1999 results of $25.1 million. Operating income before special items, as a percentage of FCD sales was 11.3% in 2001, compared with 10.4% in 2000 and 8.5% in 1999. The improved operating margin in 2001 was primarily due to efficiency improvements, which resulted in cost reductions. The increase in 2000 was primarily due to the benefits of the 1999 restructuring program.

                                                             FLOW SOLUTIONS DIVISION
                                                             ------------------------
                                                              1999     2000     2001
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Sales......................................................  $438.5   $624.0   $638.5
Operating income (before special items)....................    56.1     68.2     79.4

     Sales of seal products and services for FSD increased to $638.5 million in 2001, compared with $624.0 million in 2000 and $438.5 million in 1999. Sales in 2001 were higher than in 2000 primarily due to a full year of the inclusion of a portion of IDP's service repair business in 2001. Pro forma sales were $669.5 million in 2000. The decrease from pro forma sales is due to unfavorable currency translation of 1.5%, the reduction in quick turnaround seal shipments and service business after the September 11th terrorist attacks, and the closure or sale of several service operations. The sales increase in 2000 was primarily due to the acquisitions of IDP and Invatec. On a comparable operations basis without IDP and Invatec, sales in 2000 increased slightly, generally due to the seal business.

     FSD operating income in 2001 of $79.4 million, before special items, was 16.4% above 2000 results of $68.2 million and 4.6% above 2000 pro forma results of $75.9 million. FSD operating income in 2000, before special items, increased 21.6% from 1999 results of $56.1 million. Operating income, before special items, as a percentage of FSD sales increased to 12.4% in 2001 from 10.9% in 2000 on an as reported basis and 11.3% on a pro forma basis, and from 12.8% in 1999. The improvement in 2001 reflects the benefits of the integration of the service operations and the consolidation of the North American seal business. The decrease in 2000 is due to the acquisition of Invatec, including disruption during the integration of Invatec and Invatec's historically lower gross margins, and unfavorable variances and period costs related to the restructuring of the seal business.

  CONSOLIDATED RESULTS

     The gross profit of $614.6 million in 2001 increased 21.2%, compared with 2000 reflecting the IDP acquisition. The gross profit in 2001 increased 2.5% compared with 2000 on a pro forma basis, despite a 2.2% reduction in pro forma sales. Gross profit margin, gross profit as a percentage of sales, was 32.0% in

2001, 33.0% in 2000 and 34.2% in 1999. The decrease in 2001 and 2000 gross profit as reported was primarily due to the acquisition of IDP, as IDP's margins historically are lower than those for the balance of our company. Our margin in 2001 increased 1.4% when compared with the 2000 pro forma margin of 30.6%. This improvement primarily resulted from IDP manufacturing integration synergies that resulted from closing, divesting or significantly downsizing a number of pump manufacturing facilities and numerous service and repair facilities. Additionally, we benefited from the consolidation of our North American seal business and consolidation of certain other valve businesses throughout 2000. The benefits were partially offset by a less profitable product mix of chemical process pumps, manual valves, seals and service which was caused by the slowdown in quick turnaround business.

     Inventories are stated at the lower of cost or market. Cost is determined for U.S. inventories by the last-in, first-out, or LIFO, method and for other inventories by the first-in, first-out, or FIFO, method. Our LIFO reserve for U.S. inventories declined to $33.9 million at December 31, 2001 from $37.5 million at December 31, 2000 due primarily to a reduction in the FIFO cost caused by deflation in materials cost in 2001. Therefore, the impact of this reduction on 2001 earnings was not significant.

     Selling, general and administrative expense was $410.6 million in 2001, compared with $360.3 million in 2000 and $301.5 million in 1999. The increased expense in 2001 and 2000 was due to our acquisitions of IDP and Invatec and period costs associated with our various facility consolidation projects. Selling, general and administrative expense of $410.6 million in 2001 declined 9.3% from 2000 on a pro forma basis. Selling, general and administrative expense in 1999 included $5.8 million in special items for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closings. On a comparable operations basis without IDP and Invatec, the expense in 2000 was down over 8%, compared with 1999 (excluding the results of IDP and Invatec). Selling, general and administrative expense as a percentage of net sales was 21.4% in 2001, compared with 23.4% in 2000 as reported and 23.1% in 2000 on a pro forma basis, and 27.9% in 1999, excluding $5.8 million in special items for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closings. The decrease in 2001 from the 2000 and 1999 percentages is due to IDP integration savings, including sales force reductions, the IDP headquarters closure, productivity improvements, a reduction in incentive compensation due to lower than planned performance and other cost reduction initiatives.

     Operating income of $204.0 million, before special items, in 2001 increased 39.2% over 2000 and 38.4% over 2000 on a pro forma basis. Operating income of $146.6 million, before special items, in 2000 increased 101.7% over 1999. The improvements generally reflect synergy benefits related to the acquisition and integration of IDP, offset in part by the impact of the aforementioned product mix shift.

     The 2001 restructuring benefit of $1.2 million and 2000 restructuring charge of $19.4 million were realized as part of the IDP integration program. The benefit resulted from a change in estimate in 2001. The charge of $15.9 million in 1999 was related to the 1999 restructuring program. Integration expense was $63.0 million in 2001, $35.2 million in 2000, and $14.2 million in 1999. Integration expense in 2001 and 2000 related to the acquisition of IDP. The 1999 expense related solely to the Flowserver program, a business process improvement program, which was an extension of the 1997 and 1998 Flowserve merger integration program. As part of the 1999 restructuring program, we also recorded special items of $5.1 million in cost of sales for inventory and fixed asset impairments and special items of $5.8 million in selling, general and administrative expense for executive separation contracts and certain costs related to fourth-quarter 1999 facility closures.

     Net interest expense was $118.1 million in 2001, compared with $70.3 million in 2000 and $14.7 million in 1999. The 2001 and 2000 amounts reflect the increased interest costs associated with the financing of the Invatec and IDP acquisitions partially offset by lower borrowing rates during 2001. About two-thirds of the debt at December 31, 2001 is floating rate debt and can be impacted by market interest rate changes.

     The effective tax rate, before extraordinary items, was 36.2% in 2001, compared with 34.0% in 2000 and 33.3% in 1999. The increased tax rates in 2001 and 2000 reflect the acquisition of IDP, which has a greater mix of business in foreign countries with higher tax rates.

     In 2001, we recognized an extraordinary item of $17.9 million, or $0.46 per share, net of tax, related to the prepayment premium, other direct costs, and write-off of unamortized prepaid financing fees and discount as a result of the early extinguishment of $133 million of 12.25% senior subordinated notes with proceeds from a sale of our common shares. In 2000, we recognized an extraordinary item which totaled $0.05 per share, net of tax, related to the prepayment of our outstanding indebtedness which was required as part of the financing to acquire IDP.

     Earnings (loss) after special items were a loss of $1.5 million ($0.04 per share) in 2001, compared with earnings of $13.2 million ($0.35 per share) in 2000 and earnings of $12.2 million ($0.32 per share) in 1999. Special items include extraordinary items, restructuring expenses (benefit), integration expenses and, in 1999, inventory and fixed asset impairments, and costs associated with obligations under executive employment and separation agreements. Earnings before special items were $55.8 million ($1.42 per share) in 2001, compared with $51.0 million ($1.35 per share) in 2000 and $39.5 million ($1.04 per share) in 1999. Earnings before special items were $10.7 million ($0.28 per share) in 2000 on a pro forma basis. The increase in earnings before special items in 2001 and 2000 was due to the acquisitions during 2000, synergy benefits related to the acquisitions, as well as the benefits of our restructuring program initiated at the end of 1999.

     Operating results before special items and pro forma results should not be considered an alternative to operating results calculated in accordance with generally accepted accounting principles.

  RESTRUCTURING

     In August 2000, in conjunction with the acquisition of IDP, we initiated a restructuring program designed to reduce costs and to eliminate excess capacity by consolidating facilities. Our actions, approved and committed to in the third quarter of 2000, resulted in the net reduction of approximately 1,100 positions and have resulted in at least $90 million in annual synergy savings at full run-rates. We expect the cost of achieving these synergies will be approximately $158 million, net of the Tulsa reversal, described below, and excluding capital expenditures associated with the integration. The program included the closure of IDP's former headquarters, the closure, divestiture or significant downsizing of a number of pump manufacturing facilities and service and repair centers, and a reduction of sales and sales support personnel.

     Our current estimate of $65 million in restructuring costs is comprised of approximately $42 million which relates to the IDP operations acquired, of which $26 million has been capitalized in goodwill as part of the purchase price of IDP ($42 million of estimated costs less deferred tax effect of $16 million), while the remaining $23 million relates to our operations and was recorded as restructuring expense. This expense was offset by a reversal of a restructuring charge of $5.3 million recorded in 1999 for our Tulsa facility. As part of an agreement with the Department of Justice to acquire IDP, we were required to sell our Tulsa facility. This facility had been previously targeted for closure in 1999. Additionally, during 2000 and 2001, we recorded non-cash reductions to reclassify certain retirement obligations and other liabilities from the restructuring reserve and to recognize changes in estimate in the restructuring reserve.

     The balance of the $158.0 million in cost was recorded as integration expense as incurred. During 2001 and 2000, we incurred $63.0 million and $35.2 million, respectively, in integration costs in conjunction with this program. We have substantially completed our integration activities as of December 31, 2001.

     Expenditures charged to the 2000 restructuring reserve were:

                                                   SEVERANCE   OTHER EXIT COSTS    TOTAL
                                                   ---------   ----------------   --------
                                                               (IN THOUSANDS)
Balance at August 16, 2000.......................  $ 45,980        $14,832        $ 60,812
Cash expenditures................................   (18,645)        (2,434)        (21,079)
Net non-cash reduction...........................    (8,849)            --          (8,849)
                                                   --------        -------        --------
Balance at December 31, 2000.....................    18,486         12,398          30,884
Cash expenditures................................   (13,267)        (6,712)        (19,979)
Net non-cash reduction...........................    (2,817)        (2,567)         (5,384)
                                                   --------        -------        --------
Balance at December 31, 2001.....................  $  2,402        $ 3,119        $  5,521
                                                   ========        =======        ========

     In the fourth quarter of 1999, we initiated a restructuring program that included a one-time charge of $15.9 million recorded as restructuring expense. The restructuring charge related to the planned closure of several facilities and a reduction in workforce at those and other locations.

     As part of an agreement with the Department of Justice to acquire IDP, we were required to sell our Tulsa facility. Since the facility had been previously targeted for closure in 1999, this resulted in a non-cash reduction of the existing 1999 restructuring reserve of $5.3 million in 2000.

     The 1999 restructuring program resulted in a net reduction of approximately 261 employees at a cost of $8.5 million. In addition, exit costs associated with the facilities closings were $1.9 million.

     Expenditures charged to the 1999 restructuring reserve were:

                                                     SEVERANCE   OTHER EXIT COSTS    TOTAL
                                                     ---------   ----------------   -------
                                                                 (IN THOUSANDS)
Balance at December 24, 1999.......................   $12,900        $ 2,960        $15,860
Cash expenditures..................................      (102)            --           (102)
                                                      -------        -------        -------
Balance at December 31, 1999.......................    12,798          2,960         15,758
Cash expenditures..................................    (6,766)        (1,932)        (8,698)
Non-cash reduction.................................    (4,364)        (1,028)        (5,392)
                                                      -------        -------        -------
Balance at December 31, 2000.......................     1,668             --          1,668
Cash expenditures..................................    (1,668)            --         (1,668)
                                                      -------        -------        -------
Balance at December 31, 2001.......................   $    --        $    --        $    --
                                                      =======        =======        =======

  BUSINESS PROCESS IMPROVEMENT INITIATIVE

     In 1998, our Board of Directors approved a $120 million expenditure for "Flowserver". This business process improvement program was planned to have costs and benefits incremental to the initial merger integration program for the merger of BW/IP, Inc. and Durco International in 1997 forming our company. Flowserver included the standardization of our processes and implementation of a global information system to facilitate common practices.

     In the fourth quarter of 1999, we re-evaluated the Flowserver project and determined that the scope of the program would be scaled back significantly and the overall duration of the program would extend beyond its original five-year plan.

     In 2000, we incurred costs associated with the project of $7.3 million recorded as selling and administrative expense and $4.8 million as capital expenditures. In 1999, these costs were $14.2 million recorded as integration expenses and $11.4 million as capital expenditures. Expenses prior to 2000 were recorded as integration expenses as they generally related to the development of a common, integrated business model. No costs were incurred for this project in 2001.

  CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     This "Management's Discussion and Analysis" is based on our consolidated financial statements and related footnotes. Our more critical accounting policies used in the preparation of those consolidated financial statements are discussed below.

     Revenues and costs are generally recognized based on the shipping terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions required of us. Revenue for certain longer-term contracts is recognized based on the percentage of completion method.

     The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates made by our management include the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowances, restructuring accruals, warranty accruals, legal and environmental accruals, insurance accruals, and retirement benefit obligations.

     Our estimates for uncollectible accounts receivable are based upon an analysis of our prior collection experience, customer creditworthiness and current economic trends, including changes in the industries served by us. Estimates are determined for inventory valuation reserves based upon our management's assessment of the market conditions for our products. We have recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon our analysis of existing net operating losses and tax credits by jurisdiction and expectations of our ability to utilize these tax attributes through a review of estimated future taxable income and establishment of tax strategies. These estimates could be impacted by changes in future taxable income and the results of tax strategies. We have net deferred tax assets totaling $51 million related to net operating loss and foreign tax credit carryforwards at December 31, 2001.

     Warranty obligations are contingent upon product failure rates, materials usage or service delivery costs. We estimate our warranty provisions based upon an analysis of all identified or expected claims and an estimate of the cost to resolve those claims. Legal and environmental reserves are recorded based upon a case by case analysis of the facts, circumstances and related costs. Insurance reserves are recorded based upon an analysis of our claim loss history and an estimate of incurred but not recorded claims. Retirement benefit obligations are affected by a number of estimates made by management in consultation with independent actuaries, including the discount rate, long-term rate of return on assets, and assumed rate of increase in health care costs.

     These estimates and assumptions are based upon the best available information and are subject to change as conditions within and beyond our control change, including but not limited to economic conditions, the availability of additional information and actual experience rates different from those used in our estimates. Accordingly, actual results could differ from those estimates.

  LIQUIDITY AND CAPITAL RESOURCES

     Cash Flows from Operations

     Cash flows from operations and borrowings available under our existing credit agreement are our primary sources of short-term liquidity. Cash flows used in operating activities in 2001 were $47.9 million, compared with providing $18.4 million in 2000 and $84.1 million in 1999. Cash flows from operating activities for 2001 were significantly below 2000 cash flows, generally due to payments associated with the IDP integration program, including restructuring and integration payments, higher interest payments attributable to the August 2000 acquisition of IDP and increases in working capital. The primary reasons for the increase in working capital were an increase in inventories in support of backlog for future shipments, and increased finished goods safety stock to meet customer deliveries during the integration process, and a systems conversion at a valve plant. At December 31, 2001, we had drawn $70.0 million of revolving credit primarily to fund integration activities and increases in working capital. We believe cash flows from operating activities would have provided approximately $6 million in 2001 if not for funding the costs of the restructuring activities, integration of IDP and the extraordinary items. The decrease in operating cash flow in 2000 from 1999 primarily resulted from an increase in accounts receivable due to the high volume of FPD shipments late in the year. FPD shipments, on a pro forma basis including IDP, have been historically weighted toward the fourth quarter of each year.

     We expect improved cash flows from operating activities in 2002 due to reduced restructuring and integration payments, a full year of synergy benefits and an increased focus on working capital management. We believe improved cash flows from operating activities combined with availability under our existing credit agreement will be sufficient to enable us to meet our cash flow needs during 2002. However, cash flows from operations could be adversely affected by economic, political and other risks associated with international sales and operations, intense competition, fluctuations in foreign exchange rates and fluctuations in interest rates, among other factors.

     Payments for Acquisitions

     In January 2000, we acquired Invatec, a company principally engaged in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-system components for industrial customers.

     The purchase involved acquiring all of the outstanding stock of Invatec and assuming Invatec's existing debt and related obligations. The transaction was accounted for under the purchase method of accounting and was financed by utilizing available funds. The results of operations for Invatec are included in our consolidated financial statements from the date of acquisition. The purchase price was approximately $16.6 million in cash for shares tendered. Net debt of $87.7 million was simultaneously paid off through borrowings under our revolving credit agreement.

     In August 2000, we completed the acquisition of IDP, a leading manufacturer of pumps with a diverse mix of pump products and customers with operations in 30 countries, for $775 million in cash. As part of the purchase, we acquired $25 million in cash. The seller also agreed to provide for severance for certain employees and costs related to the accelerated closure of several U.S. facilities which we estimated at $52 million. The transaction, which was accounted for as a purchase, was financed with a combination of senior secured term loans and the issuance of senior subordinated notes. Upon closing of the transaction, our existing debt was also refinanced into our existing senior credit facilities.

     In March 2002, we entered into a Purchase and Sale Agreement with Invensys plc pursuant to which we agreed to acquire IFC from Invensys for an aggregate cash purchase price of $535.0 million, subject to adjustment pursuant to the terms of the Purchase and Sale Agreement. We and Invensys currently expect to close the IFC Acquisition in May 2002. See "Summary -- IFC Acquisition" and "Description of the IFC Purchase and Sale Agreement". We estimate that the cash funding requirements to consummate the IFC Acquisition, including the payment of related transaction fees and expenses, will be approximately $560 million. In order to finance the IFC Acquisition, we will (1) issue common stock in this offering, resulting in expected net proceeds of at least $200.0 million, and (2) amend the terms of our existing senior credit facilities and incur additional borrowings thereunder of approximately $360.0 million. To the extent that the net proceeds from this offering exceed $200.0 million, we will either (1) reduce the amount of our additional borrowings under the Incremental Tranche C Term Loan by the entire excess amount or (2) we will apply such amount of the excess as is necessary to repay outstanding indebtedness under our revolving credit facility, with any remaining excess being used to reduce the amount of additional borrowings under the Incremental Tranche C Term Loan. See
"Summary -- Financing for the IFC Acquisition".

     Capital Expenditures

     Capital expenditures were $35.2 million in 2001, compared with $27.8 million in 2000 and $40.5 million in 1999. Capital expenditures were funded primarily by operating cash flows and bank borrowings. For each of the three years, capital expenditures were invested in new and replacement machinery and equipment, information technology, integration activities including structures and realignment and equipment required at receiving facilities. Capital expenditures included $4.8 million in 2000 and $11.4 million in 1999 related to Flowserver.

     Cash proceeds on the disposal of assets associated with the IDP integration activities were $8.7 million in 2001. Cash proceeds from the sale of Tulsa and disposal of other assets were $5.4 million in 2000.

     Financing

     During the third quarter of 2000, in connection with the acquisition of IDP, we entered into our existing senior credit facilities which include a $275 million tranche A term loan facility due June 2006, a $475 million tranche B term loan facility due June 2008, and a $300 million revolving credit facility with a final maturity of June 2006. Our existing senior credit facilities are secured by substantially all of our domestic assets and a pledge of 65% of the stock of foreign subsidiaries. The term loans bear floating interest rates based on LIBOR plus a credit spread, or the prime rate plus a credit spread, at our option. The credit spread can increase or decrease based on our leverage ratio as defined. At December 31, 2001 the interest rates on the term loans were 4.69%, 4.88% and 5.06% relating to the tranche A term loan facility and 5.63% and 5.81% relating to the tranche B term loan facility. As of December 31, 2001, $70.0 million of the revolving credit facility was drawn and $726.9 million of the term loans were outstanding.

     The term loans require scheduled principal payments which began June 30, 2001. At December 31, 2001, we had repaid $23 million of the term loans. The scheduled principal payments of the term loans outstanding at December 31, 2001 are summarized as follows: $44.5 million in 2002, $59.4 million in 2003, $63.3 million in 2004, $67.3 million in 2005, $105.9 million in 2006, $257.5 million in 2007 and $129.1 million in 2008. Effective December 31, 2001, we are required to use a percentage of excess cash from operations, as defined in the existing credit facilities and the indenture governing or existing senior subordinated notes, to reduce the outstanding principal of the term loans in the following year. No additional principal payments are due in 2002 under this provision.

     The revolving credit facility allows us to issue up to $200 million in letters of credit. As of December 31, 2001, $27.4 million of letters of credit had been issued under the facility. As letters of credit issued under the facility reduce availability, we had $202.6 million remaining in unused borrowing capacity at December 31, 2001 under the revolving credit facility.

     In connection with the IFC Acquisition, we intend to enter into an amendment to the credit agreement for our existing senior credit facilities to provide for: (1) the $99.8 million Incremental Tranche A Term Loan under our existing tranche A term loan facility and (2) the New Tranche C Term Loan Facility in an aggregate principal amount of up to $730 million. Assuming the net proceeds from this offering in excess of $200.0 million are used to reduce the amount of additional borrowings under the amended senior credit facilities, the aggregate principal amount of the New Tranche C Term Loan will be $671.1 million, of which $468.8 million (the outstanding balance of our existing tranche B term loan facility as of March 31, 2002) will be in the form of the Refinancing Loan used to refinance our existing tranche B term loan facility and $202.3 million will be in the form of the Incremental Tranche C Term Loan used to finance the IFC Acquisition. Borrowings under the Incremental Tranche A Term Loan will bear interest at the same rates as are applicable for borrowings under our existing tranche A term loan. Borrowings under the New Tranche C Term Loan are expected to bear interest at rates that are lower than those that are applicable for borrowings under our existing tranche B term loan facility.

     In the event we are unable to refinance our existing tranche B term loan facility with the New Tranche C Term Loan, we intend to enter into an amendment to our existing credit agreement to provide only for the $260.0 million Incremental Tranche C Term Loan. In such an event, the Incremental Tranche C Term Loan will have terms substantially similar to those of our existing tranche B term loan facility and borrowings under the Incremental Tranche C Term Loan will bear interest at the same rates as are applicable for borrowings under our existing tranche B term loan facility. Upon closing of the IFC

Acquisition, the credit spread for loans made under the Incremental Tranche C Term Loan (provided we have not entered into the entire New Tranche C Term Loan) would be 2.50% for prime rate borrowings and 3.50% for LIBOR borrowings.

     The Incremental Tranche A Term Loan and the New Tranche C Term Loan are currently in general syndication in the banking community. We have received commitments from a syndicate of financial institutions for the Incremental Tranche A Term Loan and the Incremental Tranche C Term Loan, but we have not received commitments for the entire New Tranche C Term Loan.

     In connection with the acquisition of IDP, we issued 10 year senior subordinated notes on August 8, 2000 in a U.S. dollar tranche and a Euro tranche. Proceeds of $285.9 million from the dollar tranche and E98.6 million from the Euro tranche, equivalent to $89.2 million, were also used in completing the IDP acquisition. The notes, issued at a fixed rate of 12.25%, were originally priced at a discount to yield 12.50%, and have no scheduled principal payment prior to maturity in August 2010. Beginning in August 2005, the notes become callable at a fixed redemption price. The notes can also be redeemed by us under certain circumstances and have mandatory redemption features under certain circumstances, including a change in control as defined. Interest on the notes is payable semi-annually in February and August. A portion of these notes was repaid in 2001 as described in the next paragraph.

     During 2001, we completed an offering of approximately 6.9 million shares of our common stock for net proceeds of approximately $154 million. These proceeds were used to prepay $101.5 million of the U.S. dollar tranche, E35 million of the Euro tranche of the senior subordinated notes, and to pay associated prepayment premiums and other direct costs. We recorded an extraordinary item of $17.9 million, net of tax, comprised of the prepayment premiums, other direct costs, and the write-off of unamortized prepaid financing fees and discount for the portion of the senior subordinated notes that was prepaid.

     We have incurred significant indebtedness for the IDP and Invatec acquisitions that is substantial in relation to shareholders' equity. The financing for the IFC Acquisition will increase the amount of our outstanding indebtedness and, accordingly, will increase our debt service costs. Our indebtedness increases our vulnerability to adverse economic and industry conditions, requires us to dedicate a substantial portion of cash flow from operating activities to payments on the indebtedness and could limit our ability to borrow additional funds and/or raise additional capital. The increase in our outstanding indebtedness as a result of the financing for the IFC Acquisition will increase our exposure to these factors.

     The provisions of our existing senior credit facilities require us to meet or exceed specified financial covenants that are defined in our existing senior credit facilities. The terms of our amended senior credit facilities will also contain such financial covenants. These covenants include a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. The increase in our outstanding indebtedness as a result of the financing for the IFC Acquisition may make it more difficult for us to meet these ratios. Further, the provisions of our existing senior credit facilities and the senior subordinated notes contain, and the provisions of our amended senior credit facilities will contain, limitations or restrictions on indebtedness, liens, sale and leaseback transactions, acquisitions, asset sales, payment of dividends or other distributions, capital expenditures, and other customary restrictions. At December 31, 2001, we were in compliance with these covenants.

     At December 31, 2001, net debt was 71.3% of our capital structure, compared with 78.1% at December 31, 2000 and 35.7% at December 31, 1999. The ratio decreased in 2001 due to the repayment of a portion of our existing senior subordinated notes and the term loans combined with an increase in shareholders' equity due to the common stock offering. The ratio increased in 2000 due to the financing incurred for the 2000 acquisitions. The interest coverage ratio of our indebtedness, as defined in our existing senior credit facility, was 2.1 times interest at December 31, 2001, compared with 2.2 times interest at December 31, 2000 and 4.3 times interest at December 31, 1999.

     Maturities of our long-term debt, and future capital lease and operating lease obligations, at December 31, 2001 are summarized as follows: $57 million in 2002, $69 million in 2003, $70 million in 2004, $73 million in 2005, $179 million in 2006 and $635 million thereafter.

     Our return on average net assets, before special items, based on results for 2001, was 7.8%, compared with 8.9% for 2000 and 7.7% for 1999. Including the impact of special items, the return on average net assets was 4.4% for 2001, compared with 5.5% for 2000 and 3.4% for 1999. The decrease in the return on average net assets both before and after special items in 2001 compared with 2000 is generally due to the goodwill and other intangible assets associated with the IDP acquisition. The increase in 2000 compared with 1999 is due to the benefits of the 1999 restructuring program and a disproportionate share of IDP's 2000 earnings included during the period from the acquisition date through December 31, 2000 due to the seasonality of its business. The return on average shareholders' equity before special items was 18.5% for 2001, compared with 16.7% for 2000 and 11.7% for 1999. The increases in return on average shareholders' equity before special items in 2001 compared with 2000 and in 2000 compared with 1999 are due to improved earnings before special items and the reduction in shareholders' equity due to other comprehensive expense (principally for cumulative translation adjustment). The return on shareholders' equity, including special items, was (0.5)% for 2001, 4.4% for 2000 and 3.6% for 1999. The decrease in return on average shareholders' equity including special items in 2001 compared with 2000 is generally due to an increase in special items. The increase in return on average shareholders' equity including special items in 2000 compared with 1999 is generally due to earnings from IDP, partially offset by increased special items.

     Inflation during the past three years had little impact on our consolidated financial performance. Foreign currency translation had the effect of reducing our sales by 2% and earnings before income taxes by 9% in 2001, sales by 5% and earnings before income taxes by 12% in 2000 and sales by 1% and earnings before income taxes by 9% in 1999.

     Retirement Benefits

     We sponsor several defined benefit pension plans and post-retirement health care plans. Our recorded liability for these plans was $146.8 million at December 31, 2001 and $122.2 million at December 31, 2000. The increase in the liability in 2001 reflects a decline in the fair value of pension plan assets due to weak market performance and increased benefits payments due to personnel reductions in recent years. We expect to fund contributions to the plans from operating cash flows.

  MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

     We have market risk exposure arising from changes in interest rates and foreign currency exchange rate movements.

     Our earnings are impacted by changes in short-term interest rates as a result of borrowings under our existing senior credit facilities, which bear interest based on floating rates. At December 31, 2001, after the effect of the interest rate swaps we hold, we had approximately $650 million of variable-rate debt obligations outstanding with a weighted average interest rate of 5.79%. A hypothetical change of 100-basis points in the interest rate for these borrowings, assuming debt levels at December 31, 2001, would change interest expense by approximately $6.5 million for the year ended December 31, 2001.

     As part of our risk management program, we are party to interest rate swap agreements for the purpose of hedging our exposure to floating interest rates on certain portions of our debt. We are exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but we expect all counterparties to meet their obligations given their creditworthiness. As of December 31, 2001 and 2000, we had $150 million and $75 million of notional amount in outstanding interest rate swaps with third parties with maturities of up to 5 years.

     We employ a foreign currency hedging strategy to minimize potential losses in earnings or cash flows from unfavorable foreign currency exchange rate movements. Foreign currency exposures arise from transactions, including firm commitments and anticipated transactions, denominated in a currency other than an entity's functional currency and from foreign-denominated revenues and profits translated back into U.S. dollars. Based on the sensitivity analysis at December 31, 2001, a 10% adverse change in the foreign currency exchange rates could impact the our results of operation by $3.0 million. The primary currencies to which we have exposure are the Euro, British pound, Canadian dollar, Mexican peso, Japanese yen, Singapore dollar, Brazilian real and Australian dollar.

     Exposures are hedged primarily with foreign currency forward contracts that generally have maturity dates of less than one year. Our policy allows foreign currency coverage only for identifiable foreign currency exposures and, therefore, we do not enter into foreign currency contracts for trading purposes where the objective is to generate profits. As of December 31, 2001 and 2000, we had an U.S. dollar equivalent of $69.4 million and $103.9 million in outstanding forward contracts with third parties.

     Generally, we view our investments in foreign subsidiaries from a long-term perspective, and therefore, do not hedge these investments. We use capital structuring techniques to manage our investment in foreign subsidiaries as deemed necessary.

     We incurred foreign currency translation losses of $37.6 million in 2001, $20.7 million in 2000 and $20.9 million in 1999. These losses, included in other comprehensive expense, were the result of a general strengthening of the U.S. dollar versus the Euro and other currencies of our foreign subsidiaries.

  EURO CONVERSION

     On January 1, 1999, 11 European Union member states (Germany, France, The Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal and Luxembourg) adopted the Euro as their common national currency. Until January 1, 2002, either the Euro or a participating country's national currency will be accepted as legal tender. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued, and by July 1, 2002, only the Euro will be accepted as legal tender. We do not expect our future financial condition, results of operations or cash flows to be materially impacted by the Euro conversion.

  ACCOUNTING DEVELOPMENTS

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Additionally, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and was effective for us on January 1, 2002. The most significant changes made by SFAS No. 142 require that goodwill and indefinite lived intangible assets no longer be amortized and be tested for impairment at least on an annual basis. Additionally, the amortization period for intangible assets will no longer be limited to forty years.

     We are currently assessing the impact of SFAS 141 and 142 and have not yet determined the full effects these statements will have on our consolidated financial position or results of operations. However, we have estimated that the reduction in annual amortization expense for goodwill and indefinite lived intangible assets will total approximately $19 million, or approximately $14 million or $0.30 per share after-tax.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for us on January 1, 2003. We are currently assessing the impact of SFAS No. 143 and have not yet determined the effects, if any, it will have on our consolidated financial position or results of operations.

IFC

  OVERVIEW

     IFC is one of the world's foremost manufacturers of valves, actuators and associated flow control products, including steam systems. IFC was formed in 1999 through the combination of the flow control divisions of BTR plc and Siebe plc. IFC's 12 operating companies have been selling flow control products for an average of approximately 85 years. IFC has a comprehensive portfolio of widely recognized and industry leading brands, offering high quality engineered solutions to its customers. IFC's core customer base consists of businesses in the chemical, petroleum, power, water resources and pharmaceutical industries.

     The following discussion and analysis should be read in conjunction with the combined audited and unaudited financial statements and the related notes of IFC appearing elsewhere in this prospectus supplement. The historical combined financial statements of IFC to which the following discussion relates were prepared in accordance with UK GAAP with a footnote reconciliation to US GAAP. The following discussion is based on financial information of IFC on a US GAAP basis translated into U.S. dollars using the average exchange rates in effect during the respective periods.

  RESULTS OF OPERATIONS

     Sales and operating income, before special items, for IFC for the periods indicated are as follows:

                                           FISCAL YEAR ENDED   NINE MONTHS    NINE MONTHS
                                               MARCH 31,          ENDED          ENDED
                                           -----------------   DECEMBER 30,   DECEMBER 29,
                                            2000       2001        2000           2001
                                           ------     ------   ------------   ------------
                                                            (IN MILLIONS)
Sales....................................  $555.5     $500.4      $363.6         $386.7
Operating income (before special
  items).................................    59.0       46.6        27.1           40.9

  NINE MONTHS ENDED DECEMBER 29, 2001 COMPARED TO NINE MONTHS ENDED DECEMBER 30, 2000

     Sales of $386.7 million for the nine month period ended December 29, 2001 were up 6.4% compared with sales of $363.6 million for the nine months ended December 30, 2000. The improvement in sales reflects market share gains due to improved product lead times and more focused sales and marketing efforts as well as improvements in the petroleum market during the period. These benefits were partially offset by unfavorable currency exchange rates related to the weakening of European currencies against the U.S. dollar during the year.

     Gross profit for the nine month period ended December 29, 2001 of $142.9 million was up 7.5% from $132.9 million for the nine months ended December 30, 2000. Gross profit as a percentage of sales improved to 37.0% from 36.6% in the prior year. The improvement reflects benefits from procurement initiatives, plant consolidation and downsizing actions implemented in previous periods and lean manufacturing efforts.

     Selling, general and administrative expense, including research and development expense, for the nine month period ended December 29, 2001 of $102.0 million was down 3.6% from $105.8 million for the nine month period ended December 30, 2000 due to administrative efficiency improvements and currency exchange rates.

     Restructuring and integration expense of $4.5 million was down significantly from $24.5 million in the prior year. This expense in both years reflects costs associated with plant consolidations identified after the formation of IFC and implemented throughout these periods. From the time of its formation, IFC has reduced its headcount by 800 people, or approximately 20%, through the closure of four facilities and downsizing. All remaining costs, which amount to $5.5 million, have been fully accrued.

     Operating income for the nine months ended December 29, 2001 improved to $36.4 million, compared with $2.6 million in the nine month period ended December 30, 2000. The improvement reflects lower restructuring and integration expense and the improvement in sales coupled with the benefit of the cost savings initiatives. EBITDA, before special items, for the period was up 25.0% to $66.0 million from $52.8 million in the prior year due to the factors discussed above. EBITDA, before special items, improved to 17.1% as a percentage of sales compared with 14.5% in the prior year.

     The effective tax rate for the nine month period ended December 29, 2001 was 48.2%. This compares favorably with the prior year, but reflects IFC's mix of earnings in higher taxed foreign countries and the negative impact of non-deductible goodwill. The above factors resulted in net earnings of $17.4 million for the nine months ended December 29, 2001 compared with a net loss of $8.0 million for the nine months ended December 30, 2000.

  YEAR ENDED MARCH 31, 2001 COMPARED TO YEAR ENDED MARCH 31, 2000

     Sales of $500.4 million for the fiscal year ended March 31, 2001 were down 9.9% compared with $555.5 million in 2000. The decline in sales resulted from unfavorable currency exchange rates related to the weakening of European currencies against the U.S. dollar during the period and to a lesser extent disruption early in the fiscal year caused by plant closures initiated in 2000.

     Gross profit of $194.0 million for the year was down 14.4% compared with $226.7 million for the prior year due to the decline in sales and resultant overhead absorption costs. Partially offsetting these impacts were favorable cost savings associated with procurement efforts.

     Selling, general and administrative expense, including research and development expense, of $147.4 million for the year ended March 31, 2001 was down 12.1% from the prior year of $167.7 million reflecting cost savings associated with restructuring efforts and currency translation. Selling, general and administrative expense as a percentage of sales was 29.5%, down from 30.2% in the prior year.

     Restructuring and integration costs for the year of $27.3 million compare with costs of $21.2 million in the prior year. This expense in both years reflects costs associated with plant consolidations identified after the formation of IFC and implemented throughout these periods.

     Operating income for the fiscal year ended March 31, 2001 of $19.3 million was down from $37.8 million for the prior year due to the impact of the lower sales volume, currency exchange rates and the higher restructuring and integration costs, offset in part by benefits from plant consolidations and procurement benefits. EBITDA, before special items, of $82.3 million for the year was down 13.7% from $95.4 million in the prior year due to the factors discussed above. EBITDA, before special items, was 16.7% as a percentage of sales compared with 17.2% in the prior year.

     The effective tax rate for the fiscal year ended March 31, 2001 was 68.8%, compared with 76.7% in the prior year. The tax rate reflects IFC's mix of earnings in higher taxed foreign countries and the negative impact of non-deductible goodwill. Net earnings were $4.5 million for the fiscal year ended March 31, 2001 compared with $7.2 million in the prior year.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The table below sets forth, as of March 1, 2002, the names and ages of our executive officers and directors, as well as the positions and offices held by such persons.

MANAGEMENT AND BOARD OF DIRECTORS

NAME                                        AGE                    POSITION
----                                        ---                    --------
C. Scott Greer............................  51    Chairman, President, Chief Executive
                                                  Officer and Director
Carlos M. Cardoso.........................  43    Vice President and President of Pump
                                                  Division
Mark D. Dailey............................  43    Vice President, Supply Chain and Continuous
                                                  Improvement
Renee J. Hornbaker........................  49    Vice President and Chief Financial Officer
Rory E. MacDowell.........................  51    Vice President and Chief Information
                                                  Officer
Cheryl D. McNeal..........................  51    Vice President, Human Resources
George A. Shedlarski......................  58    Vice President, President of Flow Solutions
                                                  Division and President of Flow Control
                                                  Division
Ronald F. Shuff...........................  49    Vice President, Secretary and General
                                                  Counsel
David F. Chavenson........................  49    Vice President and Treasurer
Kathleen A. Giddings......................  39    Vice President and Controller
Diane C. Harris...........................  59    Director
James O. Rollans..........................  59    Director
Hugh K. Coble.............................  67    Director
George T. Haymaker, Jr. ..................  64    Director
William C. Rusnack........................  57    Director
Michael F. Johnston.......................  54    Director
Charles M. Rampacek.......................  58    Director
Kevin E. Sheehan..........................  56    Director

     C. SCOTT GREER has been our President since 1999, our Chief Executive Officer since January 2000 and our Chairman since April 2000. He has also been a director since 1999. Mr. Greer was Chief Operating Officer in 1999 until becoming Chief Executive Officer in January 2000. Before joining us, Mr. Greer had been President of UT Automotive, a subsidiary of United Technologies Corporation, a supplier of automotive systems and components, from 1997 to 1999. He was President and a director of Echlin, Inc., an automotive parts supplier, from 1990 to 1997, and its Chief Operating Officer from 1994 to 1997.

     CARLOS M. CARDOSO has been our Vice President and President of our Pump Division since August 2001. He had been Vice President and General Manager of the Engine Systems and Accessories Division of Honeywell International Inc. (formerly Allied Signal Inc.) from 1999 to August 2001. Prior to that, he served as Vice President and General Manager of Marketing, Sales and Services/Aerospace Services of Allied Signal Inc. from 1998 to 1999. He was Vice President of Operations for Aerospace Equipment Systems, a division of the Allied Signal Aerospace Sector, from 1996 to 1998.

     MARK D. DAILEY has been our Vice President, Supply Chain and Continuous Improvement since 1999. He was Vice President, Supply Chain and held other supply chain management positions, from 1992 to 1999, for the North American Power Tools Division of The Black and Decker Company, a manufacturer of power tools, fastening and assembly systems, security hardware and plumbing products.

     RENEE J. HORNBAKER has been our Vice President and Chief Financial Officer since December 1997. She was Vice President, Business Development and Chief Information Officer in 1997. She served as Vice President, Finance and Chief Financial Officer of BW/IP, Inc. in 1997 and its Vice President, Business Development from 1996 to 1997.

     RORY E. MACDOWELL has been our Vice President and Chief Information Officer since 1998. He served as Chief Information Officer of Keystone International, Inc., a manufacturer and distributor of flow control products, from 1993 to 1997.

     CHERYL D. MCNEAL has been our Vice President, Human Resources since 1996.

     GEORGE A. SHEDLARSKI has been our Vice President since 1987, President of our Flow Solutions Division since January 1999 and President of our Flow Control Division since August 1999. He was President of the Fluid Sealing Division from 1997 to 1999, President of the Service Repair Division in 1997, President of the Rotating Equipment Group in 1997 and Group Vice President, Industrial Products Group from 1994 to 1997.

     RONALD F. SHUFF has been our Vice President since 1990 and Secretary and General Counsel since 1988.

     DAVID F. CHAVENSON has been our Vice President and Treasurer since October 2001. Formerly, he was Senior Vice President and Chief Financial Officer for Worldwide Flight Services, Inc. from 2000 to October 2001, and Vice President, Finance and Chief Financial Officer of Rutherford-Moran Oil Corporation from 1996 to 1999.

     KATHLEEN A. GIDDINGS has been our Vice President and Controller since October 2000. She served as Vice President and Controller of the Pump Division from 1997 to October 2000, and as Controller from 1993 to 1997.

     DIANE C. HARRIS has been a director since 1993. She is President of Hypotenuse Enterprises, Inc., a merger and acquisition service and corporate development outsourcing company. She was Vice President, Corporate Development, of Bausch & Lomb, an optics and health care products company, from 1981 to 1996, when she left to lead Hypotenuse Enterprises, Inc. She was a director of the Association for Corporate Growth from 1993 to 1998 and its President from 1997 to 1998.

     JAMES O. ROLLANS has been a director since 1997. He has been Group Executive, Fluor Corporation, a major engineering and construction firm, since 2001. Mr. Rollans was President and Chief Executive Officer of Fluor Signature Services, a subsidiary of Fluor Corporation, from 1999 to 2001. He was Senior Vice President of Fluor from 1992 to 1999. He was also its Chief Financial Officer from 1998 to 1999 and 1992 to 1994, Chief Administrative Officer from 1994 to 1998 and Vice President, Corporate Communications from 1982 to 1992. Mr. Rollans is also a director of Fluor Corporation and Cupertino Electric, an electrical contractor.

     HUGH K. COBLE has been a director since 1994. He is Vice Chairman Emeritus of Fluor Corporation. He was a director of Fluor Corporation from 1984 and Vice Chairman from 1994 until his retirement in 1997. He joined Fluor Corporation in 1966 and was Group President of Fluor Daniel, Inc., a subsidiary of Fluor Corporation, from 1986 to 1994. He is also a director of Beckman Coulter, Inc., a company that sells medical instruments, and Escend Technologies, a software development company.

     GEORGE T. HAYMAKER, JR. has been a director since 1997. He has been the non-executive Chairman of the Board of Kaiser Aluminum Corporation, a company that operates in all principal aspects of the aluminum industry, since October 2001 and the non-executive Chairman of the Board of Safelite Auto Glass, a provider of automobile replacement glass, since October 2000. He was Chairman of the Board of Kaiser Aluminum Corporation from 1994 until May 2001, serving as non-executive Chairman after January 2000, and was Chief Executive Officer from 1994 to 1999. Prior to joining Kaiser Aluminum in 1993 as President and Chief Operating Officer, Mr. Haymaker worked with a private partner in the acquisition and redirection of several metal fabricating companies. He was Executive Vice President of Alumax, Inc. from 1984 to 1986, and was Vice
President -- International Operations for Alcoa, Inc. from

1982 to 1984. He is also a director of CII Carbon, LLC, a supplier for aluminum smelters, and of Mid-America Holdings, Ltd., an aluminum extruder.

     WILLIAM C. RUSNACK has been a director since 1997. He is an advisor to and former President, Chief Executive Officer and a director of Premcor, Inc., a company which refines crude oil to manufacture petroleum products, since 1998. Before joining Premcor, Inc., Mr. Rusnack was Senior Vice President of Atlantic Richfield Company, or ARCO, an integrated petroleum company, from 1990 to 1998, and was President of ARCO Products Company from 1993 to 1998. He is also a director of Sempra Energy, an energy-services company, and Peabody Energy, a coal company.

     MICHAEL F. JOHNSTON has been a director since 1997. He has been President and Chief Operating Officer of Visteon Corporation, an automotive parts supplier, since September 2000. Before joining Visteon, he was employed by Johnson Controls, Inc., a company serving the automotive and building services industries, as President of North America/Asia Pacific Automotive Systems Group from 1999 to September 2000, President of Americas Automotive Group from 1997 to 1999, Vice President and General Manager of ASG Interior Systems Business during 1997, Vice President and General Manager of the Johnson Controls Battery Group from 1993 to 1997 and Vice President and General Manager of SLI Battery Division from 1991 to 1993.

     CHARLES M. RAMPACEK has been a director since 1998. He has been Chairman of the Board of Probex Corp., an energy technology company providing proprietary oil recovery services, since December 2000, and its President and Chief Executive Officer since August 2000. He was President and Chief Executive Officer of Lyondell-Citgo Refining LP, a manufacturer of petroleum products, from 1996 to 2000. From 1982 to 1995, he held various executive positions with Tenneco Inc., and its energy-related subsidiaries, including President of Tenneco Gas Transportation Company, Executive Vice President of Tenneco Gas Operations and Senior Vice President of Refining. He is also a director of Orion Refining Corporation, a crude oil refinery.

     KEVIN E. SHEEHAN has been a director since 1990. He is Managing General Partner and has been since 1994 a partner of CID Equity Partners, a venture capital firm that concentrates on early-stage and high-growth entrepreneurial companies. Before joining CID Equity Partners, he was employed by Cummins Engine Company, a manufacturer of diesel engines and related components, for 22 years. He served as Vice President -- Computer Systems and Telecommunications from 1980 to 1983, Vice President -- Worldwide Parts and Service from 1983 to 1986, and Vice President -- Components Group from 1986 to 1993.

               DESCRIPTION OF THE IFC PURCHASE AND SALE AGREEMENT

THE ACQUISITION

     On March 21, 2002, we entered into a Purchase and Sale Agreement with Invensys plc pursuant to which we agreed to acquire IFC from Invensys for an aggregate cash purchase price of $535.0 million, subject to adjustment as more fully described below. We and Invensys currently expect to close the acquisition of IFC in May 2002.

     The IFC Acquisition will be effected through our purchase of the subsidiaries and assets that constitute IFC. Pursuant to the terms of the Purchase and Sale Agreement, Invensys has agreed to retain specific liabilities of IFC, including liabilities relating to specific tax matters, liabilities relating to specific pre-closing indebtedness of IFC and liabilities resulting from product liability claims arising out of pre-closing occurrences.

  CONSIDERATION PAYABLE BY FLOWSERVE

     At the closing of the IFC Acquisition, we will pay Invensys a purchase price of $535.0 million in cash. We have also agreed to assume specific liabilities of IFC.

     The purchase price payable by us in the IFC Acquisition is subject to potential upward or downward adjustment at the closing based on the net amount of intercompany payables and receivables owed by or to IFC as of the date of closing. In addition, the purchase price is subject to potential downward adjustment after the closing of the IFC Acquisition based on:

     - the amount, if any, by which IFC's EBITDA for the period from April 1, 2001 to March 31, 2002, as calculated in the manner set forth in the Purchase and Sale Agreement, is less than $81.0 million; and

     - the amount, if any, by which the net book value of IFC at March 31, 2002, as calculated in the manner set forth in the Purchase and Sale Agreement, is less than $262.5 million.

     The purchase price is also subject to potential upward or downward adjustment after the closing based on the net cash position of IFC as of the date of closing.

  CONDITIONS TO THE IFC ACQUISITION

     Each party's obligation to consummate the IFC Acquisition is subject to a number of standard terms and conditions, including, among other things, the following:

     - all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the IFC Acquisition having expired or been terminated, and all notices, consents or approvals required to be made or obtained prior to the closing date under merger control or competition laws, rules or regulations of any other jurisdiction applicable to the IFC Acquisition having been made or obtained;

     - all other required governmental and third-party consents and approvals and all permits necessary for Flowserve to operate the business of IFC in all material respects having been obtained without the imposition of terms that would have a material adverse effect on us or IFC; and

     - on the closing date there not being pending any claim, objection or threatened objection, suit, action or other proceeding brought by a governmental agency before any court or governmental agency seeking to delay, prohibit or restrain the IFC Acquisition or seeking material damages in connection with the IFC Acquisition.

     In addition, each party's obligation to consummate the IFC Acquisition is further subject to a number of additional terms and conditions, including, among other things, the following:

     - the other party having performed and complied in all material respects with all agreements and covenants required under the Purchase and Sale Agreement to be performed by or complied with by it on or before the closing date;

     - the representations and warranties of the other party set forth in the Purchase and Sale Agreement being true and correct in all material respects as of the closing date as though such representations and warranties were made as of the closing date, except (1) for each of the representations and warranties of such party that are limited by materiality, which representations and warranties must be true and correct in all respects, (2) to the extent of changes or developments contemplated by the terms of the Purchase and Sale Agreement and (3) for representations and warranties that speak as of a specific date or time (which need only be true and correct as of such date or time);

     - with respect only to our obligation to consummate the IFC Acquisition, there not having occurred any change or effect that, individually or taken together with all other related changes or effects occurring prior thereto, is or reasonably likely to be materially adverse to (1) the business, assets, financial condition or results of operations of IFC,
       (2) the ability of Invensys to perform its obligations under the Purchase and Sale Agreement or (3) the ability of Invensys to consummate the IFC Acquisition;

     - with respect only to our obligation to consummate the IFC Acquisition, there not having occurred any material disruption or material adverse change in financial, banking or capital market conditions;

     - with respect only to our obligation to consummate the IFC Acquisition, Invensys having entered into the non-competition agreement more fully described below; and

     - with respect only to our obligation to consummate the IFC Acquisition, our being reasonably satisfied that IFC's EBITDA for the period from April 1, 2001 to March 31, 2002, as calculated in the manner set forth in the Purchase and Sale Agreement, is not less than $83.0 million.

  INDEMNIFICATION

     Invensys has agreed to indemnify us in the manner and for the time periods set forth in the Purchase and Sale Agreement. Specifically, Invensys has agreed to indemnify us for any loss, liability, damage or expense (other than losses, liabilities, damages or expenses relating to certain tax matters which are the subject of a separate tax indemnity described below) arising out of:

     - any breach of any representation or warranty of Invensys set forth in the Purchase and Sale Agreement, the indemnification period for which is two years from the closing date (except for the representations and warranties relating to the organization and authority of Invensys and its subsidiaries, and the absence of conflicts with respect to their execution, delivery and performance of the Purchase and Sale Agreement, and the representations and warranties relating to IFC's title to real property, the indemnification period for each of which will continue indefinitely);

     - specific environmental matters, the indemnification period for which is ten years from the closing date;

     - the failure of Invensys to pay or satisfy any liabilities with respect to IFC that have been retained by Invensys following the closing pursuant to the terms of the Purchase and Sale Agreement, the indemnification period for which will continue indefinitely; and

     - any breach or non-fulfillment of any covenant or agreement of Invensys set forth in the Purchase and Sale Agreement or any other document executed and delivered at the closing, the indemnification period for which will continue indefinitely.

     We have agreed to indemnify Invensys in the manner and for the time periods set forth in the Purchase and Sale Agreement. Specifically, we have agreed to indemnify Invensys for any loss, liability, damage or expense (other than losses, liabilities, damages or expenses relating to certain tax matters which are the subject of a separate tax indemnity described below) arising out of:

     - any breach of any of our representations or warranties set forth in the Purchase and Sale Agreement, the indemnification period for which is two years form the closing date (except for the representations and warranties relating to our organization and authority and the absence of conflicts with respect to our execution, delivery and performance of the Purchase and Sale Agreement, the indemnification period for which will continue indefinitely);

     - our failure to pay or satisfy any liabilities with respect to IFC that have been assumed by us at the closing, the indemnification period for which will continue indefinitely;

     - any breach or non-fulfillment of any of our covenants or agreements set forth in the Purchase and Sale Agreement or any other document executed and delivered at the closing, the indemnification period for which will continue indefinitely; and

     - our ownership, operation or control of IFC after the closing date.

     Each party's indemnification obligations described above with respect to breaches of representations and warranties are limited in the following manner:

     - neither party shall be entitled to any recovery from the other party with respect to such a breach unless and until the amount of losses arising from such breach exceeds $2.0 million, calculated on a cumulative basis, which amount is referred to as the "Basket Amount", and then only with respect to the excess over such amount;

     - no party shall be entitled to indemnification for, and the Basket Amount shall not take into account, any individual claim for less than $250,000; and

     - the aggregate amount payable by either party in respect of such breaches shall not exceed $184.0 million.

     However, the foregoing indemnity limitations do not apply to losses based on the fraud, willful misrepresentation or willful deceit of Invensys, or losses arising from breaches of the representations and warranties relating to the organization and authority of Invensys and its subsidiaries, and the absence of conflicts with respect to their execution, delivery and performance of the Purchase and Sale Agreement, and the representations and warranties relating to IFC's title to real property. In addition, the foregoing limitations do not apply to the separate tax indemnity described below.

     In addition, Invensys' indemnification obligations with respect to specific environmental matters are limited in the following manner:

     - we will be responsible for the first $3.25 million of costs associated with such environmental matters;

     - we will be responsible for 20% of such environmental costs in excess of $3.25 million and Invensys will be responsible for 80% of such environmental costs in excess of $3.25 million; and

     - Invensys' liability for all such environmental costs will be limited to $50.0 million.

  TAX INDEMNIFICATION

     The Purchase and Sale Agreement also provides that each party will indemnify the other party with respect to the breach of representations, warranties and covenants relating to tax matters, certain pre-closing and post-closing tax liabilities relating to IFC and other actions taken or elections made in connection with the IFC Acquisition as contemplated by the Purchase and Sale Agreement. These tax indemnities will survive for a period of 30 days following the expiration of the applicable statute of limitations.

  EMPLOYEE BENEFIT MATTERS

     Under the terms of the Purchase and Sale Agreement, we agreed to assume most obligations owed by Invensys to employees transferred to us as a result of the IFC Acquisition, except that we are not responsible for (1) severance or termination benefits payable to individuals terminated on or before the closing of the IFC Acquisition, (2) retirement benefits for non-union employees in the United States, (3) bonuses earned by transferred employees for performance periods ending on or before the closing, (4) welfare benefits accrued as of the closing of the IFC Acquisition, to the extent such benefits exceed $1,500,000, or (5) retention bonuses payable to certain transferred employees.

     In addition, except as otherwise required by law, we have agreed to maintain for one year after the closing of the IFC Acquisition employee benefits for transferred employees that in the aggregate are substantially similar to those benefits provided by us to similarly situated employees.

  NON-COMPETITION AGREEMENT

     Pursuant to the terms of the Purchase and Sale Agreement, Invensys has agreed that, prior to closing, it will enter into a non-competition agreement with us. The non-competition agreement will provide that for a period of five years from the closing date, Invensys and its affiliates, subject to specific exceptions, will not engage in activities or businesses, or establish any new businesses, that are in direct competition with the business of IFC as it was conducted at closing, including, without limitation, the manufacture, sale or distribution anywhere in the world of certain valve products for the industrial automation market. In addition, for a period of three years from the closing date, the non-competition agreement will limit the ability of Invensys to acquire control of any entity that derives more than 12.5% of its revenues from the manufacture, sale or distribution of such valve products for the industrial automation market. If Invensys is acquired by a third party, its obligations under the non-competition agreement will cease on the third anniversary of the closing of the IFC Acquisition (or upon the closing of such acquisition if it occurs after the third anniversary of the closing of the IFC Acquisition). A specific amount of the aggregate purchase price payable in respect of the IFC Acquisition has been allocated as consideration for the non-competition agreement.

  TERMINATION

     The Purchase and Sale Agreement may be terminated (1) by the mutual written consent of us and Invensys, (2) by either party if any of the closing conditions set forth in the Purchase and Sale Agreement become incapable of fulfillment at any time or are not fulfilled at closing and have not been waived by such party (other than such closing conditions which inure to the benefit of solely the other party), (3) by either party if the closing has not occurred by July 31, 2002 (unless the failure to close is due to the failure of the party seeking to terminate to fulfill any of its Purchase and Sale Agreement obligations) or (4) by us, after June 15, 2002, if we have not obtained the funds necessary to consummate the IFC Acquisition as contemplated in the commitment letter executed by us and the syndicate of financial institutions who have agreed to provide the financing for the IFC Acquisition (other than as a result of the breach of the Purchase and Sale Agreement by us). In the event that we exercise our right to terminate the Purchase and Sale Agreement pursuant to the preceding clause (4), then we will pay to Invensys a termination fee of $20.0 million.

  FEES AND EXPENSES

     The Purchase and Sale Agreement provides that we and Invensys will each pay our own expenses relating to the Purchase and Sale Agreement, and that Invensys will pay the fees and expenses of IFC relating to the Purchase and Sale Agreement.

  REGULATORY APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act, the IFC Acquisition may not be completed until notification has been given to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and the specified waiting period has been terminated or expired. We and Invensys each filed a notification and report form with the Federal Trade Commission and the U.S. Department of Justice on March 22, 2002. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, unless earlier terminated, will expire on April 22, 2002, although such period may be extended in the event the Federal Trade Commission or the U.S. Department of Justice request additional information regarding the IFC Acquisition. In such an event, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act would expire twenty days after we and Invensys have complied with such request.

     The IFC Acquisition is also subject to regulatory review in various foreign countries, including certain member states of the European Union.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 2002, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith.......................
             Incorporated...................................
Banc of America Securities LLC..............................
Bear, Stearns & Co. Inc. ...................................
                                                              ---------
     Total..................................................  8,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,200,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to
selling group members at that price less a selling concession of $          per
share. The underwriters and selling group members may allow a discount of
$          per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                             PER SHARE                           TOTAL
                                  -------------------------------   -------------------------------
                                     WITHOUT            WITH           WITHOUT            WITH
                                  OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                  --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions payable by us.....     $                $                $                $
Expenses payable by us..........     $                $                $                $

     If we do not consummate the IFC Acquisition, we may use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation and Banc of America Securities LLC, both of whom are underwriters in this offering. In that case, this offering will be made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

     We have agreed that we will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus.

     Prior to the date of this prospectus supplement, our officers and directors will have agreed that for a period of 90 days after the date of this prospectus supplement they will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees. Specifically, affiliates of Credit Suisse First Boston Corporation and Bank of America Securities LLC are lenders under our existing senior credit facilities and have received customary banking fees in that capacity. In addition, affiliates of Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Bear, Stearns & Co. Inc. have provided commitments under the Incremental Tranche A Term Loan and the Incremental Tranche C Term Loan in connection with the IFC Acquisition and have received customary banking fees in that capacity.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

RELATIONSHIP WITH AFFILIATES OF CERTAIN UNDERWRITERS

     We are in compliance with the terms of the indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation and Banc of America Securities LLC. The decision of Credit Suisse First Boston Corporation and Banc of America Securities LLC to distribute our shares of common stock was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. In the event we do not consummate the IFC Acquisition, we intend to use the net proceeds from this offering to repay indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation and Banc of America Securities LLC.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon by Cravath, Swaine & Moore, New York, New York. The underwriters have been represented by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Flowserve Corporation as of December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001 incorporated in this prospectus supplement by reference to its Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of operations, comprehensive loss, shareholders' equity and cash flows of Flowserve Corporation and its subsidiaries for the year ended December 31, 1999, incorporated by reference in Flowserve Corporation's Annual Report (Form 10-K) for the year ended December 31, 2001, and the related financial statement schedule for the year ended December 31, 1999, included in the Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

     The combined financial statements of Invensys Flow Control as of March 31, 2000 and 2001 and for each of the two years in the period ended March 31, 2001 included in this prospectus supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549.

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

     You may also inspect and copy our SEC filings and other information at the offices of the New York Stock Exchange located at 20 Broad Street, 16th Floor, New York, New York 10005.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file after the date of this prospectus supplement will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus supplement are sold:

     - our Annual Report on Form 10-K for the year ended December 31, 2001; and

     - our Current Reports on Form 8-K, filed March 22, 2002, March 29, 2002 and April 3, 2002.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

        Flowserve Corporation
        222 West Las Colinas Boulevard, Suite 1500
        Irving, Texas 75039
        Attention: Corporate Secretary
        (972) 443-6543

     This prospectus supplement is part of a registration statement we filed with the SEC. This prospectus supplement does not contain all of the information contained in the registration statement and all of the exhibits and schedules thereto. For further information about Flowserve, please see the complete registration statement. Any statement made in this prospectus supplement concerning the contents of any agreement or other document is only a summary of the actual document. If we have filed any agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or the matter involved. Each statement regarding an agreement or other document is qualified in its entirety by reference to the actual document.

        INDEX TO COMBINED FINANCIAL STATEMENTS OF INVENSYS FLOW CONTROL

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Audited Combined Financial Statements
  Combined Profit and Loss Accounts for the years ended
     March 31, 2000 and 2001................................   F-3
  Combined Balance Sheets as of March 31, 2000 and 2001.....   F-4
  Combined Cash Flow Statements for the years ended March
     31, 2000 and 2001......................................   F-5
  Combined Statements of Total Recognized Gains and Losses
     for the years ended March 31, 2000 and 2001............   F-6
  Combined Statements of Movements in Invested Capital for
     the years ended March 31, 2000 and 2001................   F-7
  Notes to Combined Financial Statements....................   F-8
Unaudited Condensed Combined Financial Statements
  Condensed Combined Profit and Loss Accounts for the nine
     months ended December 30, 2000 and December 29, 2001...  F-36
  Condensed Combined Balance Sheet as of December 29,
     2001...................................................  F-37
  Condensed Combined Cash Flow Statements for the nine
     months ended December 30, 2000 and December 29, 2001...  F-38
  Condensed Combined Statements of Total Recognized Gains
     and Losses for the nine months ended December 30, 2000
     and December 29, 2001..................................  F-39
  Condensed Combined Statements of Movements in Invested
     Capital for the nine months ended December 30, 2000 and
     December 29, 2001......................................  F-40
  Notes to Condensed Combined Financial Statements..........  F-41

                             INVENSYS FLOW CONTROL

                         REPORT OF INDEPENDENT AUDITORS

To The Board of Directors
   Invensys plc

     We have audited the accompanying combined balance sheets of Invensys Flow Control as of March 31, 2000 and 2001 and the related combined profit and loss accounts, combined statements of total recognized gains and losses, movements in Invested Capital and cash flows for each of the two years in the period ended March 31, 2001. These combined financial statements are the responsibility of Invensys plc management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Invensys Flow Control at March 31, 2000 and 2001, and the combined results of its operations and its combined cash flows for each of the two years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 27 of Notes to the Financial Statements).

                                            ERNST & YOUNG LLP

London, England
April 3, 2002

                             INVENSYS FLOW CONTROL

                       COMBINED PROFIT AND LOSS ACCOUNTS

                                                                     YEAR ENDED MARCH 31
                                                                     -------------------
                                                             NOTES    2000         2001
                                                             -----   ------       ------
                                                                         (L MILLION)
TURNOVER
Continuing operations  Ongoing.............................    3     345.2        337.4
                                                                     =====        =====
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS AND GOODWILL
  AMORTIZATION
Continuing operations  Ongoing.............................           42.5         37.4
OPERATING EXCEPTIONAL ITEMS
Restructuring costs........................................    4     (25.5)       (18.4)
                                                                     -----        -----
OPERATING PROFIT BEFORE GOODWILL AMORTIZATION..............           17.0         19.0
Goodwill amortization......................................           (0.3)        (0.3)
                                                                     -----        -----
OPERATING PROFIT CONTINUING OPERATIONS.....................    5      16.7         18.7
Share of operating profit of associated undertakings.......   10       1.6          1.7
                                                                     -----        -----
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND
  TAXATION.................................................           18.3         20.4
Net interest payable and similar charges(a)................    9      (4.3)        (4.0)
                                                                     -----        -----
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION..............    6      14.0         16.4
Tax on profit on ordinary activities(a)....................   11      (9.4)        (5.4)
                                                                     -----        -----
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION...............            4.6         11.0
Minority interests -- equity...............................           (0.1)        (0.1)
                                                                     -----        -----
PROFIT FOR THE FINANCIAL YEAR(b)...........................            4.5         10.9
                                                                     =====        =====

---------------

(a) Net interest payable and similar charges and tax on profit on ordinary activities reflect the fact that Invensys Flow Control is part of the Invensys Group's financing and taxation arrangements and consequently these amounts are not indicative of those that would have arisen had Invensys Flow Control been a standalone entity, as is described in more detail in
     Note 1 of Notes to the Financial Statements.

(b) A summary of the significant adjustments to profit for the financial year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 27 of Notes to the Financial Statements.

 The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                             INVENSYS FLOW CONTROL

                            COMBINED BALANCE SHEETS

                                                                     YEAR ENDED MARCH 31
                                                                     -------------------
                                                             NOTES    2000        2001
                                                             -----   -------     -------
                                                                         (L MILLION)
FIXED ASSETS
Intangible assets..........................................   12        5.9         5.2
Tangible assets............................................   13      113.5       118.3
Investments in associated undertakings.....................   14        5.6         6.3
Other investments..........................................   14        0.2         0.3
                                                                     ------      ------
                                                                      125.2       130.1
                                                                     ------      ------
CURRENT ASSETS
Stocks.....................................................   15       75.4        76.0
Debtors: amounts falling due within one year...............   16       67.0        72.4
Invensys Group balances falling due within one year........             5.2         2.0
Debtors: amounts falling due after more than one year......   16        1.3         0.5
Invensys Group balances falling due after more than one
  year(a)..................................................           113.6       110.2
Cash(a)....................................................            40.6        45.5
                                                                     ------      ------
                                                                      303.1       306.6
Creditors: amounts falling due within one year
  Short-term borrowings(a).................................   17       (7.0)       (2.3)
  Other creditors..........................................   17      (65.5)      (69.4)
  Invensys Group balances..................................            (6.4)       (2.8)
                                                                     ------      ------
NET CURRENT ASSETS.........................................           224.2       232.1
                                                                     ------      ------
TOTAL ASSETS LESS CURRENT LIABILITIES......................           349.4       362.2
Creditors: amounts falling due after more than one year
  Long-term borrowings(a)..................................   18      (10.3)       (9.7)
  Invensys Group balances(a)...............................          (154.6)     (152.9)
                                                                     ------      ------
                                                                     (164.9)     (162.6)
                                                                     ------      ------
Provisions for liabilities and charges.....................   21      (58.9)      (53.2)
                                                                     ------      ------
NET ASSETS.................................................           125.6       146.4
Minority interests -- equity...............................            (0.6)       (0.7)
                                                                     ------      ------
                                                                      125.0       145.7
                                                                     ======      ======
INVESTED CAPITAL(b)........................................           125.0       145.7
                                                                     ======      ======

---------------

(a) The level of debt and financing arrangements reflect the treasury policy operated by Invensys Group. It is not representative of the financing structure that Invensys Flow Control would have had if it had been a standalone entity.

(b) A summary of the significant adjustments to invested capital that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 27 of Notes to the Financial Statements.

 The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                             INVENSYS FLOW CONTROL

                         COMBINED CASH FLOW STATEMENTS

                                                                     YEAR ENDED MARCH 31
                                                                     -------------------
                                                             NOTES   2000          2001
                                                             -----   -----        ------
                                                                         (L MILLION)
Net cash inflow from operating activities..................   24     43.1          34.2
Returns on investments and servicing of finance(a).........   24     (3.6)         (3.4)
Taxation(a)................................................   24     (5.7)         (4.2)
Capital expenditure and financial investment...............   24     (9.3)        (12.7)
                                                                     ----         -----
Cash inflow before financing...............................          24.5          13.9
Financing:
  Capital contributions(a).................................           3.6            --
  Increase/(decrease) in debt(a)...........................   24      5.6          (3.7)
                                                                     ----         -----
INCREASE IN CASH IN YEAR(a)................................          33.7          10.2
                                                                     ====         =====

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                     YEAR ENDED MARCH 31
                                                                     -------------------
                                                             NOTES    2000         2001
                                                             -----   ------       ------
                                                                         (L MILLION)
Increase in cash in year(a)................................           33.7         10.2
Cash (inflow)/outflow from (increase)/decrease in
  debt(a)..................................................   24      (5.6)         3.7
                                                                     -----        -----
Change in net debt resulting from cash flows...............   24      28.1         13.9
New finance leases.........................................             --         (0.2)
Exchange movements.........................................   24      (3.3)        (7.6)
Other movements............................................             --          2.4
                                                                     -----        -----
Movement in net debt in year...............................           24.8          8.5
Net debt at beginning of year(a)...........................   24     (42.5)       (17.7)
                                                                     -----        -----
Net debt at end of year(a).................................   24     (17.7)        (9.2)
                                                                     =====        =====

---------------

(a) Cash flows relating to interest, tax and funding reflect the fact that Invensys Flow Control is part of the Invensys Group's financing and taxation arrangements and consequently these amounts are not indicative of those that would have arisen had Invensys Flow Control been a standalone entity.

(b) The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 27 of Notes to the Financial Statements.

 The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                             INVENSYS FLOW CONTROL

            COMBINED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                               YEAR ENDED
                                                                MARCH 31
                                                              ------------
                                                              2000    2001
                                                              -----   ----
                                                              (L MILLION)
Profit for the financial year...............................    4.5   10.9
Currency translation differences on foreign currency net
  investments...............................................  (12.8)  12.3
                                                              -----   ----
TOTAL RECOGNIZED GAINS AND LOSSES FOR THE YEAR..............   (8.3)  23.2
                                                              =====   ====

---------------

Comprehensive income as required by United States generally accepted accounting principles is set forth in Note 27 of Notes to the Financial Statements.

 The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                             INVENSYS FLOW CONTROL

              COMBINED STATEMENTS OF MOVEMENTS IN INVESTED CAPITAL

                                                               YEAR ENDED
                                                                MARCH 31
                                                              -------------
                                                              2000    2001
                                                              -----   -----
                                                               (L MILLION)
Profit for the financial year...............................    4.5    10.9
Currency translation differences on foreign currency net
  investments...............................................  (12.8)   12.3
Other movements in invested capital.........................    4.9    (2.5)
                                                              -----   -----
                                                               (3.4)   20.7
Opening invested capital(a).................................  128.4   125.0
                                                              -----   -----
CLOSING INVESTED CAPITAL(a).................................  125.0   145.7
                                                              =====   =====

     At March 31, 2001, the cumulative amount of goodwill resulting from acquisitions made prior to April 5, 1998 which has been eliminated against Invested Capital prior to April 5, 1998 is L90.9 million (2000 L83.9 million).
---------------

(a) Invested Capital represents the aggregate capital and reserves of the companies and businesses of Invensys Flow Control and the net investment in Invensys Flow Control by Invensys.

 The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                             INVENSYS FLOW CONTROL

                       NOTES TO THE FINANCIAL STATEMENTS

1.  BASIS OF PREPARATION

     The businesses and companies which will be sold in accordance with the Sale & Purchase Agreement to be dated on or around 20 December 2001 (herein defined as 'Invensys Flow Control') are set out in Note 26 of Notes to the Financial Statements. They are all 100% owned, except where indicated, within the Invensys Group.

     The combined financial statements have been prepared to show the performance of Invensys Flow Control for the two years in the period ended March 31, 2001. The combined financial statements do not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

     In respect of the basis of preparation:

          (a) Invensys plc was formed from the merger of Siebe plc and BTR plc on February 4, 1999. The combined financial statements have been prepared using merger accounting principles as if the companies, businesses and assets comprising Invensys Flow Control, owned by Invensys throughout the two years ended March 31, 2001, had been part of Invensys Flow Control for all periods presented.

          (b) Transactions and balances between companies and businesses forming part of Invensys Flow Control have been eliminated.

          (c) Interest income and expense are based on amounts charged or received in respect of debt balances mainly due to or from Invensys, as recorded in the historical financial returns. This debt is a combination of interest free and interest bearing funding. These financial arrangements were designed and implemented on an Invensys Group basis rather than from the perspective of the financing needs of Invensys Flow Control. As such, the historical level of interest income and expense are not necessarily representative of the historical amounts that would have been charged had Invensys Flow Control been a stand-alone entity.

          (d) In respect of taxation, tax charges, cash flows, assets and liabilities reflect amounts charged or received as recorded in the historical financial returns. In the accounting periods under review, there have been various tax sharing arrangements between Invensys plc, those subsidiaries that will form part of Invensys Flow Control and other Invensys subsidiaries. These arrangements have had the effect that tax charges and cash flows shown in the combined financial statements are not necessarily representative of tax charges and cash flows that would have been incurred had Invensys Flow Control been a standalone entity.

          (e) Invested Capital represents the aggregate capital and reserves of the companies and businesses of Invensys Flow Control and the net investment in Invensys Flow Control by Invensys.

2.  ACCOUNTING POLICIES

  BASIS OF ACCOUNTING

     These combined financial statements are prepared in accordance with the above basis of preparation and under the historical cost convention and in accordance with applicable UK accounting standards.

  TURNOVER

     Turnover represents the invoiced value of goods supplied by Invensys Flow Control, excluding intra-Invensys Flow Control transactions, sales by associated undertakings and sales taxes. Turnover relating to the provision of services is recognized rateably over the period that services are provided. Turnover relating to long-term contracts represents the current value of work completed during the year on a percentage of completion basis.

                             INVENSYS FLOW CONTROL

  RESEARCH AND DEVELOPMENT

     Research and development expenditure is expensed as incurred.

  PENSION COSTS AND OTHER POSTRETIREMENT BENEFITS

     The expected costs of providing pensions and other postretirement benefits are charged to the profit and loss account so as to spread the costs over the service lives of the participating employees. The costs are assessed in accordance with the advice of actuaries, and provision is made in the financial statements along with the associated deferred taxation effect.

  GOODWILL

     On acquisition, the fair value of net assets is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of Invensys Flow Control. The difference between the price paid for and the fair value of identifiable net assets acquired is capitalized and amortized over its economic life, depending on the nature of the acquisition, for a period not exceeding 20 years. Any costs of integrating the acquired business are taken to the profit and loss account.

     Goodwill relating to acquisitions prior to April 5, 1998, the date that Financial Reporting Standard No 10: Goodwill and Intangible Assets (FRS 10) became applicable to Invensys Flow Control, has been eliminated against invested capital. Goodwill previously eliminated against invested capital is charged to the profit and loss account in so far as it relates to disposals in the year.

  DEPRECIATION OF TANGIBLE FIXED ASSETS

     Tangible fixed assets are depreciated to their residual values on a straight line basis over their estimated useful lives at the following annual rates applied to original cost.

Freehold land...............................................     Nil
Freehold buildings..........................................   2-2.5%
Plant and machinery.........................................    7-10%
Computer software systems...................................   10-25%

  IMPAIRMENT OF FIXED ASSETS

     Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable. The discount rate used is the Invensys Group pre-tax weighted average cost of capital, adjusted for Invensys Flow Control specific risks.

  LEASED ASSETS

     Assets held under finance leases are capitalized and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. Obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate within creditors. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis.

  STOCKS

     Stocks and work in progress are valued at the lower of cost, computed on a first in first out basis, and estimated net realizable value. Cost comprises the cost of raw materials and an appropriate proportion of

                             INVENSYS FLOW CONTROL
labor and overheads. Provision is made for obsolete and slow moving items and for unrealized profits on items of inter-company manufacture.

     The net realizable value of long-term contracts is arrived at having regard to the estimated cost to completion. A prudent level of profit attributable to the contract activity is taken up if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen. Profits are recognized on a percentage of completion basis on contracts that exceed three months and are above a minimum value.

  CASH AND BORROWINGS

     Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

  DEFERRED TAXATION

     FRS19 "Deferred Tax" has been adopted in preparing these combined financial statements. Under FRS19, deferred tax is recognised in respect of all timing differences that have originated but not reserved at the balance sheet date where transactions or events have occurred at the date that will result in an obligation to pay more, or right to pay less or to receive more tax, with the following exceptions:

     - Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets.

     - Provision is made for gains which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets.

     - Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint-ventures only to the extent at the balance sheet date, dividends have been accrued as receivable.

     - Deferred tax assets are recognised only to the extent that it is considered that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

     Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

  DERIVATIVE INSTRUMENTS

     Invensys Flow Control primarily uses forward foreign currency contracts to manage its exposures to fluctuations in foreign exchange. These instruments are accounted for as hedges when designated as hedges at the inception of contracts. As a result, gains and losses on foreign exchange contracts are off-set against the foreign exchange gains and losses on the related financial assets and liabilities. Where the instrument is used to hedge against future transactions, gains and losses are not recognized until the transaction occurs.

                             INVENSYS FLOW CONTROL

  FOREIGN CURRENCIES

     The trading results of overseas companies and businesses are translated into sterling at average rates of exchange ruling during the year. The retranslation of the retained earnings of overseas companies and businesses to closing rates is dealt with as a movement in Invested Capital.

     Assets and liabilities of overseas companies and businesses, including goodwill, are translated into sterling at the rates of exchange ruling at the balance sheet date and any exchange differences are taken to Invested Capital.

     Currency differences arising from the translation at closing rate of the investment in overseas companies and businesses are taken to invested capital, together with exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments.

     All other exchange differences are included in the profit and loss account for the year.

3.  SEGMENTAL ANALYSIS

  TURNOVER

     Invensys Flow Control operates in one business sector, the manufacture and sale of valves, actuators and associated flow control products.

     The amount of turnover with Invensys Group is given in Note 25 of Notes to the Financial Statements.

  Geographical analysis by destination

                                                               YEAR ENDED
                                                                MARCH 31
                                                              -------------
                                                              2000    2001
                                                              -----   -----
                                                               (L MILLION)
United Kingdom..............................................   23.1    20.9
Germany.....................................................   51.0    45.7
Rest of Europe..............................................   98.4    84.7
North America...............................................  131.5   147.8
Rest of World...............................................   41.2    38.3
                                                              -----   -----
                                                              345.2   337.4
                                                              =====   =====

4.  OPERATING EXCEPTIONAL ITEMS

  RESTRUCTURING COSTS

     Restructuring costs of L18.4 million (2000 L25.5 million) include Lnil (2000 L23.9 million) relating to Invensys Flow Control operations, arising on the merger of Siebe and BTR and L18.4 million (2000 L1.6 million) in respect of other restructuring.

     These restructuring costs include L4.2 million (2000 L19.6 million) of redundancy and severance costs.

                             INVENSYS FLOW CONTROL

5.  OPERATING PROFIT

                                                                YEAR ENDED
                                                                 MARCH 31
                                                              ---------------
                                                               2000     2001
                                                              ------   ------
                                                                (L MILLION)
Turnover....................................................   345.2    337.4
Cost of sales...............................................  (203.3)  (205.7)
                                                              ------   ------
Gross profit................................................   141.9    131.7
Distribution costs..........................................   (10.4)    (9.9)
Administrative costs........................................   (89.0)   (84.4)
                                                              ------   ------
Operating profit before exceptional items and goodwill
  amortization..............................................    42.5     37.4
Restructuring costs.........................................   (25.5)   (18.4)
Goodwill amortization.......................................    (0.3)    (0.3)
                                                              ------   ------
Operating profit............................................    16.7     18.7
                                                              ======   ======

     Restructuring costs and goodwill amortization are classified as administrative costs. Total administrative costs are L103.7 million (2000 L115.4 million).

6.  PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

     Profit on ordinary activities before taxation is stated after charging the following:

                                                              YEAR ENDED
                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Depreciation of tangible fixed assets
  Owned.....................................................  15.3   17.2
  Leased....................................................   0.4    0.4
Amortization of goodwill....................................   0.3    0.3
Operating lease rentals
  Hire of plant and machinery...............................   1.8    1.5
  Other.....................................................   2.9    3.2
Research and development....................................   2.8    3.0

  FEES PAID TO ERNST & YOUNG

     Ernst & Young were paid L0.2 million (2000 L0.2 million) in respect of their audit of Invensys Flow Control operations for the Invensys Group statutory audit. In addition, Ernst & Young were paid L0.1 million (2000 L0.1 million) in respect of other services. These include fees paid for local statutory audits, taxation advice and due diligence on acquisitions.

                             INVENSYS FLOW CONTROL

7.  STAFF NUMBERS AND COSTS

     The average number of persons employed by Invensys Flow Control was:

                                                               YEAR ENDED
                                                                MARCH 31
                                                              -------------
                                                              2000    2001
                                                              -----   -----
                                                                (NUMBER)
Marketing and distribution..................................    879     813
Production..................................................  2,086   1,813
Technical...................................................    208     214
Finance and administration..................................    351     283
                                                              -----   -----
                                                              3,524   3,123
                                                              =====   =====

     The aggregate payroll costs of these persons were as follows:

                                                               YEAR ENDED
                                                                MARCH 31
                                                              -------------
                                                              2000    2001
                                                              -----   -----
                                                               (L MILLION)
Wages and salaries..........................................   79.7    81.3
Social security costs.......................................   13.9    12.1
Pension and other payroll costs.............................    9.1     8.0
                                                              -----   -----
                                                              102.7   101.4
                                                              =====   =====

8.  PENSIONS

     The expected costs of providing pension benefits are charged to the profit and loss account so as to spread the costs over the service lives of the participating employees. The costs are assessed in accordance with the advice of actuaries and provision is made in the combined financial statements along with the associated deferred taxation effect.

     Invensys Flow Control operates many defined contribution, funded and unfunded defined benefit pension schemes and participates in several Invensys Group arrangements. Contributions to the defined benefit schemes are made in accordance with the recommendations of the independent actuary of the relevant scheme. Complete disclosure of all pension scheme details is not practicable within these financial statements.

     Pension costs for Invensys Flow Control in the year were L4.5 million (2000 L4.5 million).

     The principal pension plans are in the United Kingdom, Germany and the United States. Combined pension costs for these three countries in 2001 were L3.8 million (2000 L3.9 million), based on normal costs for 2001 of L2.7 million (2000 L2.6 million) and an actuarial variation for 2001 of L1.1 million (2000 L1.3 million).

  UK

     The pension charge for the UK Invensys Flow Control section of the Invensys Pension Scheme for the year ending March 31, 2001 was L0.6 million. The principal assumption used to measure the Invensys Pension Scheme's liabilities at this date was a discount rate of 5.75% per annum.

     The notional apportionment to Invensys Flow Control of the market value of the assets of the Invensys Pension Scheme, excluding members' additional voluntary contributions, was L19.2 million and

                             INVENSYS FLOW CONTROL
was sufficient to cover 112% of the benefits that had accrued to members, after allowing for future increases in salaries.

  GERMANY

     The German Invensys Flow Control pension arrangements are unfunded with a provision held to cover the liability that is principally in respect of pensions in payment. The total pension charge for the year ending March 31, 2001 was L1.8 million and was primarily interest cost.

  USA

     The USA Invensys Flow Control pension arrangements include a union plan and the Invensys Flow Control section of the Invensys Pension Scheme. The charge for the year ended March 31, 2001 was L1.4 million. The principal assumption used to measure the Invensys Pension Scheme's liabilities at this date was a discount rate of 7.75% per annum. The notional apportionment to Invensys Flow Control of the market value of the assets of the Invensys Pension Scheme was L12.4 million and was sufficient to cover 97% if the benefits that had accrued to members, after allowing for future increases in salaries.

  OTHER

     There are numerous other pension arrangements operated by other overseas subsidiaries. Of these, the defined benefit schemes are normally assessed by independent actuaries in accordance with local practice. Where the requirements of Statement of Standard Accounting Practice No. 24: Pension Costs (SSAP 24) could be fulfilled, the appropriate cost has been recognized, otherwise local practice has been adopted.

9.  NET INTEREST PAYABLE AND SIMILAR CHARGES

                                                              YEAR ENDED
                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Interest payable on bank loans, overdrafts and other loans
  Invensys Group............................................  4.6    6.2
  Third party...............................................  3.2    1.2
                                                              ---    ---
                                                              7.8    7.4
Finance lease interest payable..............................  0.6    0.5
                                                              ---    ---
                                                              8.4    7.9
                                                              ---    ---
Interest receivable
  Invensys Group............................................  2.7    3.1
  Third party...............................................  1.4    0.8
                                                              ---    ---
                                                              4.1    3.9
                                                              ---    ---
Net interest payable and similar charges....................  4.3    4.0
                                                              ===    ===

     As noted in Note 1 of Notes to the Financial Statements, finance charges are not representative of charges that would have been incurred by Invensys Flow Control had it been a stand-alone entity.

                             INVENSYS FLOW CONTROL

10.  SHARE OF PROFITS OF ASSOCIATED UNDERTAKINGS

                                                              YEAR ENDED
                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Attributable to Invensys Flow Control's interest
  Profit before taxation....................................   1.6    1.7
  Taxation..................................................  (0.5)  (0.6)
                                                              ----   ----
                                                               1.1    1.1
                                                              ====   ====

11.  TAX ON PROFIT ON ORDINARY ACTIVITIES

  ANALYSIS OF TAX CHARGE IN THE YEAR

                                                              YEAR ENDED
                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
United Kingdom corporation tax
  Current tax on income for the period......................   0.4     --
                                                              ----   ----
Foreign tax
  Current tax on income for the period......................  (5.8)  (6.5)
  Adjustments in respect of prior periods...................   0.1    3.1
                                                              ----   ----
                                                              (5.7)  (3.4)
                                                              ----   ----
Deferred tax................................................  (3.6)  (1.4)
                                                              ----   ----
Tax on profit on ordinary activities........................  (8.9)  (4.8)
Tax on profit of associated companies.......................  (0.5)  (0.6)
                                                              ----   ----
Total tax on profit on ordinary activities and associated
  companies.................................................  (9.4)  (5.4)
                                                              ====   ====

  FACTORS AFFECTING THE TAX CHARGE IN THE YEAR

                                                               YEAR ENDED
                                                                MARCH 31
                                                              -------------
                                                              2000    2001
                                                              -----   -----
                                                               (L MILLION)
Profit on ordinary activities before tax....................   14.0    16.4
                                                              -----   -----
                                                                %       %
Tax on ordinary activities at 30.0%.........................   30.0    30.0
Permanent differences.......................................    5.0     4.7
Overseas tax rate differences...............................   13.6     7.3
Capital allowances in excess of depreciation................   (0.7)  (14.0)
Utilization of tax losses...................................  (27.9)  (15.9)
Adjustments in respect of previous periods..................   (0.7)  (18.9)
Cost of losses not recognized...............................   18.6    27.4
                                                              -----   -----
Total current tax...........................................   37.9    20.6
                                                              =====   =====

                             INVENSYS FLOW CONTROL

     As noted in Note 1 of Notes to the Financial Statements, the taxation charge is not representative of the charges that would have been incurred by Invensys Flow Control had it been a standalone entity.

12.  INTANGIBLE FIXED ASSETS

                                                               GOODWILL
                                                              -----------
                                                              (L MILLION)
COST
AT APRIL 1, 1999............................................      6.7
Exchange adjustments........................................     (0.2)
                                                                 ----
AT MARCH 31, 2000...........................................      6.5
Exchange adjustments........................................     (0.4)
                                                                 ----
AT MARCH 31, 2001...........................................      6.1
                                                                 ====
AMORTIZATION
AT APRIL 1, 1999............................................      0.3
Charge for the year.........................................      0.3
                                                                 ----
AT MARCH 31, 2000...........................................      0.6
Charge for the year.........................................      0.3
                                                                 ----
AT MARCH 31, 2001...........................................      0.9
                                                                 ====
NET BOOK VALUE
AT MARCH 31, 2001...........................................      5.2
                                                                 ====
AT MARCH 31, 2000...........................................      5.9
                                                                 ====

     Goodwill on acquisitions made since April 5, 1998 has been capitalized in accordance with FRS 10 and is amortized over its useful economic life of 20 years.

13.  TANGIBLE FIXED ASSETS

                                                              LAND AND    PLANT AND
                                                              BUILDINGS   EQUIPMENT   TOTAL
                                                              ---------   ---------   -----
                                                                       (L MILLION)
COST
AT APRIL 1, 1999............................................    41.2        227.9     269.1
Additions...................................................     0.2         14.1      14.3
Disposals...................................................    (0.8)       (31.4)    (32.2)
Exchange adjustments........................................     0.3         (6.3)     (6.0)
                                                                ----        -----     -----
AT MARCH 31, 2000...........................................    40.9        204.3     245.2
Additions...................................................     1.3         13.0      14.3
Disposals...................................................    (0.4)        (4.5)     (4.9)
Exchange adjustments........................................     1.3         10.6      11.9
                                                                ----        -----     -----
AT MARCH 31, 2001...........................................    43.1        223.4     266.5
                                                                ====        =====     =====

                             INVENSYS FLOW CONTROL

                                                              LAND AND    PLANT AND
                                                              BUILDINGS   EQUIPMENT   TOTAL
                                                              ---------   ---------   -----
                                                                       (L MILLION)
DEPRECIATION
AT APRIL 1, 1999............................................     7.7        137.3     145.0
Charge for the year.........................................     1.3         14.4      15.7
Disposals...................................................    (0.3)       (26.3)    (26.6)
Exchange adjustments........................................    (0.1)        (2.3)     (2.4)
                                                                ----        -----     -----
AT MARCH 31, 2000...........................................     8.6        123.1     131.7
Charge for the year.........................................     1.4         16.2      17.6
Disposals...................................................    (0.2)        (3.0)     (3.2)
Exchange adjustments........................................      --          2.1       2.1
                                                                ----        -----     -----
AT MARCH 31, 2001...........................................     9.8        138.4     148.2
                                                                ====        =====     =====
NET BOOK VALUE
AT MARCH 31, 2001...........................................    33.3         85.0     118.3
                                                                ====        =====     =====
AT MARCH 31, 2000...........................................    32.3         81.2     113.5
                                                                ====        =====     =====

     Additions include transfers from Invensys Group companies of Lnil (2000 L0.9 million). Disposals includes transfers to Invensys Group companies of Lnil (2000 L0.1 million).

     Amounts included in respect of tangible fixed assets held under finance leases are:

                                                            LAND AND    PLANT AND
                                                            BUILDINGS   EQUIPMENT   TOTAL
                                                            ---------   ---------   -----
                                                                     (L MILLION)
NET BOOK VALUE
At March 31, 2001.........................................     6.9          --       6.9
                                                               ===         ===       ===
At March 31, 2000.........................................     6.9         0.1       7.0
                                                               ===         ===       ===
DEPRECIATION
At March 31, 2001.........................................     0.3         0.1       0.4
                                                               ===         ===       ===
At March 31, 2000.........................................     0.3         0.1       0.4
                                                               ===         ===       ===

     The net book value of land and buildings comprises:

                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Freehold....................................................  28.6   29.4
Short leasehold.............................................   3.7    3.9
                                                              ----   ----
                                                              32.3   33.3
                                                              ====   ====

                             INVENSYS FLOW CONTROL

14.  INVESTMENTS

                                                               ASSOCIATED
                                                              UNDERTAKINGS
                                                              ------------
                                                              (L MILLION)
SHARE OF POST ACQUISITION RESERVES
AT APRIL 1, 1999............................................       5.3
Share of profit in the year.................................       1.1
Less: dividends receivable..................................      (0.7)
Exchange adjustments........................................      (0.1)
                                                                  ----
AT MARCH 31, 2000...........................................       5.6
Share of profit in the year.................................       1.1
Less: dividends receivable..................................      (0.7)
Exchange adjustments........................................       0.3
                                                                  ----
AT MARCH 31, 2001...........................................       6.3
                                                                  ====
NET BOOK VALUE
AT MARCH 31, 2001...........................................       6.3
                                                                  ====
AT MARCH 31, 2000...........................................       5.6
                                                                  ====

     The associated undertaking is not listed.

                                                              OTHER FIXED
                                                                 ASSET
                                                              INVESTMENTS
                                                              -----------
                                                              (L MILLION)
COST
AT APRIL 1, 1999............................................      0.6
Disposals...................................................     (0.4)
                                                                 ----
AT MARCH 31, 2000...........................................      0.2
Exchange adjustments........................................      0.1
                                                                 ----
AT MARCH 31, 2001...........................................      0.3
                                                                 ====
NET BOOK VALUE
AT MARCH 31, 2001...........................................      0.3
                                                                 ====
AT MARCH 31, 2000...........................................      0.2
                                                                 ====

     Other fixed asset investments are listed and have a market value of L0.3 million (2000 L0.2 million).

                             INVENSYS FLOW CONTROL

15.  STOCKS

                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Raw materials and consumables...............................  37.7   37.9
Other work in progress......................................  15.0   13.3
Finished goods..............................................  22.7   24.8
                                                              ----   ----
                                                              75.4   76.0
                                                              ====   ====

     The current replacement cost of stocks does not materially differ from the historical cost stated above.

16.  DEBTORS

                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Amounts falling due within one year
  Trade debtors.............................................  55.0   51.8
  Amounts recoverable on long-term contracts................   3.7    5.8
  Corporation tax recoverable...............................   1.0    7.5
  Other debtors.............................................   4.7    4.9
  Prepayments and accrued income............................   2.6    2.4
                                                              ----   ----
                                                              67.0   72.4
                                                              ====   ====
Amounts falling due after more than one year
  Other debtors.............................................   1.3    0.5
                                                              ====   ====

17.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Bank overdrafts.............................................   6.3    1.5
Finance Leases (note 20)....................................   0.7    0.8
                                                              ----   ----
Short-term borrowings.......................................   7.0    2.3
                                                              ====   ====
Trade creditors.............................................  38.1   39.8
Corporation tax.............................................   5.0   11.1
Sales, social security and payroll taxes....................   1.7    2.3
Other creditors.............................................   7.6    4.7
Accruals and deferred income................................  13.1   11.5
                                                              ----   ----
Other creditors.............................................  65.5   69.4
                                                              ====   ====

     Bank overdrafts are all at variable rates and attract interest based on the relevant local, national LIBOR equivalent.

                             INVENSYS FLOW CONTROL

18.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Bank and other loans (note 19)..............................   2.4   2.1
Finance leases (note 20)....................................   7.9   7.6
                                                              ----   ---
Long-term borrowings........................................  10.3   9.7
                                                              ====   ===

19.  BANK AND OTHER LOANS FALLING DUE AFTER MORE THAN ONE YEAR

                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Repayable otherwise than by installments
  Repayable wholly within five years (over three and under
     five years)............................................  2.4    2.1
                                                              ---    ---
                                                              2.4    2.1
                                                              ===    ===

     As at March 31, 2001 bank and other loans falling due after more than one year, consist of the following:

                         STERLING
CURRENCY     AMOUNT     EQUIVALENT
--------    ---------   -----------
                        (L MILLION)
US
 dollars..  3,000,000       2.1
                            ---
                            2.1
                            ===

     These borrowings are unsecured and at variable rates.

20.  FINANCE LEASE COMMITMENTS

     Future minimum payments under finance leases and similar hire purchase arrangements are as follows:

                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Payable within one year.....................................  0.7    0.8
  Payable between two and five years........................  3.2    3.4
  Payable after five years..................................  4.7    4.2
                                                              ---    ---
                                                              8.6    8.4
                                                              ===    ===

                             INVENSYS FLOW CONTROL

21.  PROVISIONS FOR LIABILITIES AND CHARGES

                                                 POST-
                                               RETIREMENT                                DEFERRED
                                    PENSIONS    BENEFITS    WARRANTIES   RESTRUCTURING   TAXATION   TOTAL
                                    --------   ----------   ----------   -------------   --------   -----
                                                                 (L MILLION)
AT APRIL 1, 1999..................    26.5        1.2           0.7           20.4         13.1      61.9
Provided in year..................     3.4         --           0.1           25.5          3.6      32.6
Released in year..................    (0.8)        --          (0.4)            --           --      (1.2)
Utilized in year..................    (1.8)        --            --          (30.9)          --     (32.7)
Exchange adjustments..............    (2.4)        --            --           (0.1)         0.8      (1.7)
                                      ----        ---          ----          -----         ----     -----
AT MARCH 31, 2000.................    24.9        1.2           0.4           14.9         17.5      58.9
Provided in year..................     3.3        0.1           0.4           18.4          1.4      23.6
Released in year..................      --         --          (0.2)            --           --      (0.2)
Utilized in year..................    (2.5)        --          (0.3)         (28.1)          --     (30.9)
Exchange adjustments..............     0.1        0.2            --            0.4          1.1       1.8
                                      ----        ---          ----          -----         ----     -----
AT MARCH 31, 2001.................    25.8        1.5           0.3            5.6         20.0      53.2
                                      ====        ===          ====          =====         ====     =====

     Pensions largely represent unfunded liabilities on pension schemes in Continental Europe. Invensys Flow Control's main pension schemes based in the United Kingdom and the United States are held in separately administered funds and are described in Note 8 of Notes to the Financial Statements.

     Warranties are provided in the normal course of business based on an assessment of future claims with reference to past claims. Such costs are generally incurred over one to two years.

     Restructuring utilization comprises L9.3 million (2000 L30.6 million) relating to costs arising from the merger of Siebe and BTR and L18.8 million (2000 L0.3 million) for other restructuring costs.

     The deferred taxation liability position of L20.0 million (2000 L17.5 million) is described below.

  DEFERRED TAXATION

                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Accelerated capital allowances..............................  13.4   13.8
Postretirement benefits.....................................  (0.9)  (1.0)
Other timing differences....................................   5.0    7.2
                                                              ----   ----
                                                              17.5   20.0
                                                              ====   ====

     As noted in Note 1 of Notes to the Financial Statements, the deferred tax position will not be representative of the position of Invensys Flow Control had Invensys Flow Control been a standalone entity.

22.  COMMITMENTS

  CAPITAL EXPENDITURE

     Capital expenditure contracted at the balance sheet date but for which no provision has been made in the combined financial statements amounted to L1.4 million (2000 L0.4 million).

                             INVENSYS FLOW CONTROL

  OPERATING LEASES

     Annual commitments under non-cancellable operating leases are as follows:

                                                               LEASES EXPIRING
                                                  ------------------------------------------
                                                              BETWEEN        MORE
                                                   WITHIN      TWO TO        THAN
                                                  ONE YEAR   FIVE YEARS   FIVE YEARS   TOTAL
                                                  --------   ----------   ----------   -----
MARCH 31, 2000
Land and buildings..............................    0.3         0.4          0.3        1.0
Other...........................................    0.4         1.2           --        1.6
                                                    ---         ---          ---        ---
                                                    0.7         1.6          0.3        2.6
                                                    ===         ===          ===        ===
MARCH 31, 2001
Land and buildings..............................     --         1.9          0.5        2.4
Other...........................................    0.4         1.1           --        1.5
                                                    ---         ---          ---        ---
                                                    0.4         3.0          0.5        3.9
                                                    ===         ===          ===        ===

23.  CONTINGENT LIABILITIES

     Invensys Flow Control has contingent liabilities arising in the ordinary course of business from which it is anticipated that the likelihood of any material liabilities arising is remote.

                             INVENSYS FLOW CONTROL

24.  CASH FLOW STATEMENT

                                                                MARCH 31
                                                              -------------
                                                              2000    2001
                                                              -----   -----
                                                               (L MILLION)
RECONCILIATION OF OPERATING PROFIT BEFORE INTEREST AND TAX
  TO NET CASH INFLOW FROM OPERATING ACTIVITIES
Total operating profit......................................   18.3    20.4
Depreciation charges, impairment charge and amortization of
  goodwill..................................................   16.0    17.9
Share of profit of associated undertakings..................   (1.6)   (1.7)
Decrease in stock...........................................    3.5     6.1
Decrease in debtors.........................................   18.2    11.1
Decrease in creditors and provisions........................  (11.3)  (19.6)
                                                              -----   -----
NET CASH INFLOW FROM OPERATING ACTIVITIES...................   43.1    34.2
                                                              =====   =====
ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW
  STATEMENT
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received...........................................    4.1     3.9
Interest paid...............................................   (7.8)   (7.4)
Interest element of finance lease rental payments...........   (0.6)   (0.5)
Dividends from associated undertakings......................    0.7     0.6
                                                              -----   -----
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND SERVICING OF
  FINANCE...................................................   (3.6)   (3.4)
                                                              =====   =====
TAXATION
Overseas tax paid...........................................   (5.7)   (4.2)
                                                              -----   -----
NET CASH OUTFLOW FOR TAX PAID...............................   (5.7)   (4.2)
                                                              =====   =====
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets...........................  (14.3)  (14.3)
Sales of tangible fixed assets..............................    5.0     1.6
                                                              -----   -----
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT................................................   (9.3)  (12.7)
                                                              =====   =====
FINANCING
Net funding movements with Invensys Group companies.........    5.8    (2.5)
Debt due beyond one year
     Increase in borrowings.................................    0.5      --
     Repayment of other borrowings..........................     --    (0.5)
Capital element of finance lease rental payments............   (0.7)   (0.7)
                                                              -----   -----
NET CASH INFLOW/(OUTFLOW) FROM FINANCING....................    5.6    (3.7)
                                                              =====   =====

                             INVENSYS FLOW CONTROL

                                                             AT                             AT
                                                          APRIL 1,   CASH     EXCHANGE   MARCH 31,
                                                            1999     FLOW     MOVEMENT     2000
                                                          --------   ----     --------   ---------
                                                                        (L MILLION)
ANALYSIS OF CHANGES TO NET DEBT
Cash at bank and in hand................................    25.2     17.9       (2.5)       40.6
Overdrafts..............................................   (21.7)    15.8       (0.4)       (6.3)
Debt due after one year
  External..............................................    (1.9)    (0.5)        --        (2.4)
  Net amount due to Invensys Group companies............   (33.7)    (5.8)      (1.5)      (41.0)
Finance Leases..........................................   (10.4)     0.7        1.1        (8.6)
                                                           -----     ----       ----       -----
TOTAL...................................................   (42.5)    28.1       (3.3)      (17.7)
                                                           =====     ====       ====       =====

                                                    AT                                       AT
                                                 APRIL 1,   CASH     OTHER     EXCHANGE   MARCH 31,
                                                   2000     FLOW   MOVEMENTS   MOVEMENT     2001
                                                 --------   ----   ---------   --------   ---------
                                                                    (L MILLION)
ANALYSIS OF CHANGES TO NET DEBT
Cash at bank and in hand.......................    40.6      5.7       --        (0.8)       45.5
Overdrafts.....................................    (6.3)     4.5       --         0.3        (1.5)
Debt due after one year
  External.....................................    (2.4)     0.5       --        (0.2)       (2.1)
  Net amount due to Invensys Group companies...   (41.0)     2.5      2.4        (6.6)      (42.7)
Finance leases.................................    (8.6)     0.7     (0.2)       (0.3)       (8.4)
                                                  -----     ----     ----        ----       -----
TOTAL..........................................   (17.7)    13.9      2.2        (7.6)       (9.2)
                                                  =====     ====     ====        ====       =====

25.  RELATED PARTY TRANSACTIONS

     During the periods under review, Invensys Flow Control entities have entered into transactions with non-Invensys Flow Control operations of Invensys as follows:

     - Sales amounting to L4.1 million (2000 L6.3 million) have been included in external sales.

     - Interest receivable and payable is disclosed in Note 9 of Notes to the Financial Statements.

     - Transfers of assets to and from non-Invensys Flow Control entities are disclosed in Note 13 of Notes to the Financial Statements.

     There are no other related party transactions.

                             INVENSYS FLOW CONTROL

26.  LIST OF COMPANIES AND BUSINESSES

     The following companies and businesses are included within these combined financial statements.

Nordstrom Audco Inc                         Gestra GmbH (94.18%)
Invensys Flow Control SAS                   Italgestra SpA
Gestra Espanola SA                          Gestra Portuguesa Valvulas LDA
P&W Service GmbH                            Gestra Polonia Spolkia z.o.o.
NAF AB                                      NAF Industries AB
Audco Italiana Srl (12.5%)                  NAF Industries OY
NAF OY                                      Naval OY
Edward Valves Service Co                    Audco India Limited (50%)
Schmidt Armaturen GmbH                      Edward Vogt Valve Company
FCV (US) (a division of Invensys Systems    Worcester Controls Corporation (including
  Inc.)                                     Worcester North America Inc and Worcester
                                            Controls Licensco Inc.)
Worcester Controls Ltd                      Valvulas Worcester do Brazil Ltda
Worcester Controls France Sarl              Palmstiernas Svenska AB
Invensys Flow Control (UK) (a division of   BTR Flow Control SA Pty Ltd (a division
  BTR Industries Ltd)                       of Invensys South Africa Ltd)
Limitorque Corporation                      Argus GmbH
Limitorque Asia Pte Ltd (60%)               Invensys Flow Control Benelux BV
Invensys Flow Control GmbH                  PMV GmbH
Palmstierna International AB                Palmstiernas Instrument AB
PMV-USA Inc.                                Fabromatic BV
Invensys Flow Control Benelux SA            BTR Valves SA
Invensys Flow Control Australasia Pty Ltd   Invensys Flow Control Asia Pte Ltd
PMV Controls Limited                        Audco Limited

     All of the above are 100% owned except where noted.

     Valvulas Worcester do Brazil Ltda was 80% owned until March 2001, when the remaining 20% was purchased. For the purpose of these financial statements it is treated as 100% owned in 2000.

     The minority interest in Gestra GmbH accounted for in these financial statements is the non-Invensys holding of 0.34%. The remaining 5.48% is held by Invensys Deutschland GmbH.

     Gestra GmbH has contributed 95% of the capital to a limited partnership, LSB Grundstueckverwaltung GmbH & Co. "Object 2 Nr 2" KG. Gestra GmbH is a limited partner and has only 8% of the voting rights. As a consequence, this shareholding is treated as an investment at cost in these financial statements.

     The companies below have become dormant since March 31, 2001. During the period covered by these financial statements their trade and business has been transferred to other Invensys Flow Control companies and businesses. Given this, the results of these companies for 2000 and 2001 are included within these financial statements:

Gestra UK          Gestra SA          BTR Flow Control do Brazil Ltda.

                             INVENSYS FLOW CONTROL

27. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Invensys Flow Control combined financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from United States generally accepted accounting principles (US GAAP). The significant differences applicable to Invensys Flow Control are summarized below.

  ACCOUNTING FOR THE MERGER BETWEEN SIEBE AND BTR

     Under UK GAAP, the merger between Siebe and BTR (as described in Note 1 of Notes to the Financial Statements) on February 4, 1999 was accounted for as a merger in accordance with FRS 6. Under merger accounting, the results and cash flows of both entities were combined from the beginning of the financial year in which the merger occurred and for all prior periods.

     Under US GAAP, the merger between Siebe and BTR does not qualify to be accounted for as a pooling of interests. Consequently, the transaction must be accounted for using purchase accounting principles, with Siebe plc being the acquirer on February 4, 1999. Accordingly, for the purposes of the reconciliations below, the Invensys Flow Control related BTR entities are deemed to have been acquired by Siebe on February 4, 1999 which gives rise to a new basis of accounting on that date. This gives rise to a number of differences as follows:

  Intangible fixed assets

     Goodwill has been calculated under US GAAP principles by comparing the fair value of the identifiable net assets of the Invensys Flow Control related BTR entities with the fair value of the consideration, including associated transaction costs. Such goodwill is being amortized over its estimated useful economic life of 40 years for the purposes of the reconciliation below. Other intangible fixed assets identified at the time of the acquisition, which predominantly comprise patents, are being amortized over their estimated useful economic life of 10 years for the purposes of the reconciliation below.

  Pensions

     Under purchase accounting principles, a fair value under Statement of Financial Accounting Standards 87: Employers' Accounting for Pensions (SFAS 87) has been assigned to the pension assets and liabilities of the BTR entities which relate to Invensys Flow Control and included on the balance sheet.

  Restructuring provisions in connection with the acquisition

     At the time of the merger, Siebe contemplated that it would reorganize certain of the BTR operations. The costs of such restructuring, which predominantly comprise redundancies, have been charged to the profit and loss account under UK GAAP. Under US GAAP, these costs would have been recognized as a liability at the date of acquisition.

  PENSION COSTS

     The expected costs of providing pensions are charged to the income statement under UK GAAP so as to spread the costs over the service lives of the participating employees. The costs are assessed in accordance with the advice of actuaries, and provision is made in the financial statements along with the associated deferred taxation effect. US GAAP require that the projected benefit obligation be matched against the fair value of the plan's assets and be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year.

                             INVENSYS FLOW CONTROL

     For the purpose of the reconciliations below, Invensys Flow Control has adopted the provisions of SFAS 87 with respect to Invensys Flow Control's major defined benefit pension plans in the United Kingdom and United States from January 1, 1997. On the date of the merger, February 4, 1999 the assets associated with Invensys Flow Control's defined benefit pension plans were restated at fair value in accordance with purchase accounting principles.

  INTANGIBLE FIXED ASSETS

  Goodwill on acquisitions after April 5, 1998

     Under both UK GAAP and US GAAP, goodwill arising on acquisitions (as determined under UK GAAP) after April 5, 1998 (the date Invensys Flow Control implemented FRS 10) is capitalized and amortized over its economic life, depending on the nature of the acquisition, for a period not exceeding 20 years. Under US GAAP, the goodwill arising before the merger was eliminated on February 4, 1999 in accordance with purchase accounting principles.

  Goodwill on acquisitions before April 5, 1998

     Under UK GAAP, goodwill arising on acquisitions prior to April 5, 1998 was eliminated against reserves. Goodwill previously eliminated against reserves is charged to the profit and loss account in so far as it relates to disposals in the year, along with any associated foreign currency differences arising on the retranslation of the goodwill.

     Under US GAAP, goodwill (as determined under US GAAP) is capitalized and amortized over its estimated useful life, a period not exceeding 40 years. For the purposes of the reconciliations below, a maximum economic life of 40 years has been used. On the sale of an associated company the unamortized balance of the related goodwill is taken into account in determining the gain or loss on sale. Under US GAAP, the goodwill arising before the merger was eliminated on February 4, 1999 in accordance with purchase accounting principles.

  Other intangibles

     Under UK GAAP, other identifiable intangible fixed assets, such as patents, licenses and trademarks are valued on acquisition and amortized over their economic lives, for a period not exceeding 20 years. To the extent that they are not separately identifiable, such assets are subsumed within goodwill. Under US GAAP, other intangible fixed assets are capitalized and amortized over their estimated useful lives, a period not exceeding 40 years.

  PROVISIONS FOR RESTRUCTURING, CLOSURES AND LOSSES ON DISPOSAL

     Under UK GAAP, Invensys Flow Control has established provisions for restructuring and integration. The provisions are established at the time the project is committed, when Invensys Flow Control cannot realistically withdraw from it. The provisions include redundancy and other restructuring costs, necessarily entailed by the project and not associated with the on-going activities of Invensys Flow Control.

     Under US GAAP, some of these amounts would have been charged to net income as incurred.

  ACQUISITION REORGANIZATION PROVISIONS

     Under UK GAAP, Invensys Flow Control charges to net income the costs of integrating newly acquired businesses at the date of acquisition. Such costs include redundancies.

     Under US GAAP, these costs may be charged to goodwill to the extent that the restructuring was contemplated at the time of the acquisition.

                             INVENSYS FLOW CONTROL

  EMPLOYEE OPTIONS

     Under UK GAAP, Invensys Group charges to net income the cost of shares acquired to settle awards under certain incentive schemes. The charge is based on an apportionment of the cost of the shares over the period of the scheme. The cost of options, with the exception of those relating to approved SAYE schemes, is determined as the difference between share price at the date of granting of the option and the amount to be contributed by the employee. Any cost is accrued over the period from the date the option is granted to the date it becomes exercisable.

     For US GAAP purposes, Invensys Group has elected to follow the intrinsic value method set out in Accounting Principles Board Opinion 25: Accounting for Stock Issued to Employees (APB 25). Under this method, the charge in respect of the Invensys Group's compensatory fixed plans would be based on the intrinsic value of the options using the share price at the date of grant of the options. Invensys Group's fixed plans do not result in any compensation charge being made under US GAAP. The compensation charge on its variable plans is based on the intrinsic value of the options at the measurement date, being the earlier of the balance sheet date or date of vesting.

     Invensys Flow Control employees participate in Invensys shares plans and the charge therefore represents the appropriate element of the Invensys Group charge in respect of these employees.

  COMPENSATED ABSENCES

     An accrual is made under UK GAAP in respect of certain employees for vacation earned but not taken at the year end. Under US GAAP, this accrual must be extended to cover all relevant employees within Invensys Flow Control.

  GROUP CHARGES

     Group charges represent the fees charged to Invensys Flow Control by Invensys and the Automation Systems Division for administrative services, accounting and legal services, officer salaries, advertising and other costs of doing business. The financial results as calculated under UK GAAP do not include the expense associated with these group charges.

     Under US GAAP, the expenses associated with the group charges that are clearly applicable to Invensys Flow Control have been included within the financial results.

  ASSET IMPAIRMENT

     Under US GAAP, the carrying amounts of long-lived assets are reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying amounts of the long-lived assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity over the remaining amortization period, the carrying amounts of the assets are reduced by the estimated shortfall of cash flows. In addition, long-lived assets associated with assets acquired in a purchase business combination are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of those assets may not be recoverable.

     In association with the restructuring projects, Invensys Flow Control recognized impairment charges of L1.2 million during fiscal 2001 (2000 Lnil). The impairment charges reflect the net realizable value of assets, which have become excess as a result of plant reorganizations. As these impairment charges arise from restructuring projects, they have been included within the restructuring expense in net income under US GAAP.

                             INVENSYS FLOW CONTROL

  NON-INTEREST BEARING INTERCOMPANY BALANCES

     Invensys Flow Control has non-interest bearing balances with Invensys Group companies. Under UK GAAP, no interest is imputed on these balances.

     Under US GAAP, interest has been imputed based on market interest rates.

  FOREIGN CURRENCY HEDGES

     Under UK GAAP, gains and losses on these hedges can be deferred until the hedged transaction actually occurs.

     Under US GAAP, hedging of foreign currency transactions with forward exchange contracts is only allowable for transactions, which are firm commitments. Some of Invensys Flow Control's foreign currency contracts hedge forecast or budgeted transactions, which do not meet the definition of a firm commitment; gains or losses on these contracts cannot be deferred but must be recognized in net income.

  TAXATION

     Under US GAAP, tax must be computed on a standalone basis.

  NET INCOME

     The following is a summary of the significant adjustments to net income which would be required if US GAAP were to be applied instead of UK GAAP:

                                                              YEAR ENDED
                                                               MARCH 31
                                                              -----------
                                                              2000   2001
                                                              ----   ----
                                                              (L MILLION)
Profit for the financial year as reported in the combined
  profit and loss account under UK GAAP.....................   4.5   10.9
Adjustments arising from change in basis of accounting for
  BTR/Siebe merger
  Amortization of goodwill and intangibles..................  (4.8)  (5.1)
  Inclusion of liabilities in connection with the
     purchase...............................................  12.3     --
  Depreciation of land and buildings........................   0.1    0.1
  Other.....................................................  (0.2)    --
Adjustment arising from other acquisitions
  Amortization of intangibles...............................  (0.3)  (0.3)
Pension expense.............................................   0.4    0.2
Employee options............................................    --    0.2
Interest on non-interest bearing Invensys Group company
  loans.....................................................  (1.5)  (0.9)
Invensys group charges......................................  (0.7)  (0.7)
Other adjustment............................................    --   (0.1)
Taxation -- standalone adjustment...........................  (1.7)  (2.0)
  Deferred taxation -- on above adjustments.................  (3.6)   0.7
                                                              ----   ----
NET INCOME AS ADJUSTED TO ACCORD WITH US GAAP...............   4.5    3.0
                                                              ====   ====

                             INVENSYS FLOW CONTROL

  CONDENSED COMBINED STATEMENT OF INCOME

     The following condensed combined statement of income is prepared under US GAAP and reflects all the reconciling items discussed above:

                                                               YEAR ENDED
                                                                MARCH 31
                                                              -------------
                                                              2000    2001
                                                              -----   -----
                                                               (L MILLION)
Net sales...................................................  345.2   337.4
Costs of product sold.......................................  204.3   206.6
                                                              -----   -----
Gross Profit................................................  140.9   130.8
Operating expenses:
  Selling and administrative, including depreciation and
     amortization of L23.2 million (2000 -- L21.1
     million)...............................................  101.4    96.4
  Research and development..................................    2.8     3.0
  Costs of restructuring....................................   13.2    18.4
                                                              -----   -----
Operating income............................................   23.5    13.0
Interest....................................................   (5.8)   (4.9)
Other income................................................    1.6     1.7
                                                              -----   -----
Income before income taxes..................................   19.3     9.8
Income taxes................................................  (14.7)   (6.7)
                                                              -----   -----
Income before minority interests............................    4.6     3.1
Minority interests..........................................   (0.1)   (0.1)
                                                              -----   -----
Net income..................................................    4.5     3.0
                                                              =====   =====

  COMPREHENSIVE (LOSS)/INCOME

     Comprehensive (loss)/income under US GAAP is as follows:

                                                               YEAR ENDED
                                                                MARCH 31
                                                              ------------
                                                              2000    2001
                                                              -----   ----
                                                              (L MILLION)
Net income as adjusted to accord with US GAAP...............    4.5    3.0
Other comprehensive income, net of tax
  Foreign currency translation adjustments..................  (16.3)  26.0
                                                              -----   ----
  Total other comprehensive (loss)/income...................  (16.3)  26.0
                                                              -----   ----
Comprehensive (loss)/income in accordance with US GAAP......  (11.8)  29.0
                                                              =====   ====

                             INVENSYS FLOW CONTROL

  INVESTED CAPITAL

     The following is a summary of the significant adjustments to Invested Capital, which would be required if US GAAP were to be applied instead of UK
GAAP:

                                                                MARCH 31
                                                              -------------
                                                              2000    2001
                                                              -----   -----
                                                               (L MILLION)
Invested capital as reported in the combined balance sheet
  under UK GAAP.............................................  125.0   145.7
ADJUSTMENTS
INTANGIBLE FIXED ASSETS
  Cost: goodwill -- purchase accounting for BTR Invensys
        Flow Control entities...............................  176.4   190.4
        goodwill -- other...................................   (2.3)   (2.1)
        other intangible assets.............................   14.1    14.0
Accumulated amortization....................................   (8.1)  (13.6)
                                                              -----   -----
Net intangible fixed assets.................................  180.1   188.7
                                                              -----   -----
TANGIBLE FIXED ASSETS
Cost: purchase accounting for BTR Invensys Flow Control
  entities..................................................   (1.9)   (1.9)
Impairment..................................................   (0.2)   (0.1)
Accumulated depreciation....................................     --     0.1
                                                              -----   -----
Net tangible fixed assets...................................   (2.1)   (1.9)
                                                              -----   -----
CURRENT ASSETS
Other.......................................................    0.1      --
                                                              -----   -----
                                                                0.1      --
                                                              -----   -----
CURRENT LIABILITIES
Interest on non-interest bearing loans......................   (1.5)   (2.4)
Compensated absences........................................   (0.9)   (0.9)
Group charges...............................................   (1.0)   (1.7)
Income taxes -- stand alone basis...........................   (1.7)   (3.7)
                                                              -----   -----
                                                               (5.1)   (8.7)
                                                              -----   -----
PROVISIONS FOR LIABILITIES AND CHARGES
Reorganization, closure and loss on disposal provisions.....    0.2     0.1
Other pension adjustments...................................   (2.6)   (3.1)
Deferred taxation -- on above adjustments...................   (0.6)    0.4
                                                              -----   -----
                                                               (3.0)   (2.6)
                                                              -----   -----
Minority interest...........................................     --      --
                                                              -----   -----
INVESTED CAPITAL AS ADJUSTED TO ACCORD WITH US GAAP.........  295.0   321.2
                                                              =====   =====

                             INVENSYS FLOW CONTROL

  CONDENSED COMBINED BALANCE SHEET

     The following condensed combined balance sheet is prepared under US GAAP and reflects all the reconciling items discussed above:

                                                                 MARCH 31,
                                                              ---------------
                                                               2000     2001
                                                              ------   ------
                                                                (L MILLION)
                                   ASSETS
Current assets:
  Cash and cash equivalents.................................    40.6     45.5
  Accounts receivable.......................................    63.9     59.6
  Inventories
     Finished goods.........................................    22.7     24.8
     Work in process........................................    15.0     13.3
     Raw materials and supplies.............................    37.7     37.9
                                                              ------   ------
                                                                75.4     76.0
Prepaid expenses and other debtors..........................     8.4     14.8
                                                              ------   ------
Total current assets........................................   188.3    195.9
Property, plant and equipment
  Land & buildings..........................................    39.0     41.2
  Machinery and equipment...................................   204.1    223.3
                                                              ------   ------
                                                               243.1    264.5
Accumulated depreciation and amortization...................  (131.7)  (148.1)
                                                              ------   ------
                                                               111.4    116.4
Intangibles
  Goodwill..................................................   180.6    194.4
  Other.....................................................    14.1     14.0
                                                              ------   ------
                                                               194.7    208.4
Accumulated amortization....................................    (8.8)   (14.5)
                                                              ------   ------
                                                               185.9    193.9
Other assets:
  Equity investees..........................................     5.9      6.5
  Invensys Group balances falling due after more than one
     year...................................................   113.6    110.2
  Other assets..............................................     1.3      0.5
                                                              ------   ------
                                                               120.8    117.2
                                                              ------   ------
Total assets................................................   606.4    623.4
                                                              ======   ======

                             INVENSYS FLOW CONTROL

                                                                 MARCH 31,
                                                              ---------------
                                                               2000     2001
                                                              ------   ------
                                                                (L MILLION)
                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses.....................    57.6     54.1
  Note payable to banks.....................................     6.3      1.5
  Employee compensation.....................................     0.9      0.9
  Income taxes payable......................................     6.7     14.8
  Current portion of capital lease obligations..............     0.7      0.8
  Other liabilities.........................................    11.8     11.0
                                                              ------   ------
Total current liabilities...................................    84.0     83.1
Long-term liabilities
  Long-term debt, less current portion......................     2.4      2.1
  Capital lease obligations, less current portion...........     7.9      7.6
  Accumulated postretirement benefit obligation.............     1.3      1.5
  Accrued pension cost......................................    27.4     29.0
  Provisions and other long-term creditors..................   169.7    158.6
  Deferred income taxes.....................................    18.1     19.6
                                                              ------   ------
Total long term liabilities.................................   226.8    218.4
Minority interests..........................................     0.6      0.7
Invested capital............................................   295.0    321.2
                                                              ------   ------
Total liabilities and invested capital......................   606.4    623.4
                                                              ======   ======

  COMBINED STATEMENTS OF CASH FLOWS

     The combined cash flow statements prepared under UK GAAP present substantially the same information as that required under US GAAP but it differs with regard to the classification of items within them and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

     For UK GAAP purposes, cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Deposits are repayable on demand if they can be withdrawn without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. For US GAAP purposes, cash and cash equivalents comprise cash and short-term highly liquid investments with original maturities of three months or less.

     Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, dividends paid, management of liquid resources and financing. US GAAP requires only three categories of cash flow activity to be reported, operating, investing and financing. Cash flows from taxation and returns on investments and servicing shown under UK GAAP would be included within operating activities under US GAAP. Capital expenditure, financial investment and acquisitions are included within investing activities under US GAAP.

                             INVENSYS FLOW CONTROL

     The categories of cash flows under US GAAP can be summarized as follows:

                                                               YEAR ENDED
                                                                MARCH 31
                                                              ------------
                                                              2000   2001
                                                              ----   -----
                                                              (L MILLION)
Cash inflow from operating activities.......................  33.8    26.6
Cash outflow from investing activities......................  (9.3)  (12.7)
Cash outflow from financing activities......................  (6.5)   (8.2)
                                                              ----   -----
Increase in cash and cash equivalents.......................  18.0     5.7
Effect of foreign exchange rate changes.....................  (2.5)   (0.8)
Cash and cash equivalents
  At beginning of year......................................  25.1    40.6
                                                              ----   -----
  AT END OF YEAR............................................  40.6    45.5
                                                              ====   =====

                                                               YEAR ENDED
                                                                MARCH 31
                                                              ------------
                                                              2000    2001
                                                              -----   ----
                                                              (L MILLION)
NON-CASH FINANCING AND INVESTING ACTIVITIES UNDER US GAAP
New finance leases..........................................    --    0.2
                                                              =====   ===

  NEW ACCOUNTING STANDARDS

  United States

  FAS 133 -- ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Invensys Flow Control has not adopted the requirements of FAS 133, which will be effective for Invensys Flow Control's fiscal year 2002 financial statements. The standard requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet at their fair values. It also prescribes the accounting to be followed for changes in the fair values of derivatives depending on their intended use. In order to determine the impact of this statement on Invensys Flow Control's financial position and results an assessment was performed for the portfolio of derivative instruments held at March 31, 2001. Based on the portfolio held at March 31, 2001, the implementation of the statement would result in a charge to Invensys Flow Control's profit and loss account of less than L0.1 million.

  FAS 141 -- BUSINESS COMBINATIONS

     FAS 141 is applicable to all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling method of accounting for business combinations and requires that they be accounted for under the purchase method of accounting. FAS 141 has no impact on the financial information presented.

  FAS 142 -- GOODWILL AND OTHER INTANGIBLE ASSETS

     FAS 142 is first applicable to the Invensys Flow Control's financial statements for the year ending March 31, 2003, unless it is implemented earlier in the financial statements for the year ending March 31, 2002. It requires that goodwill and other intangible assets with an indefinite useful life are tested at least annually for impairment, rather than amortized periodically. On initial adoption of FAS 142, Invensys Flow Control is required to test the existing goodwill for impairment. Invensys Flow Control is currently

                             INVENSYS FLOW CONTROL
determining the impact of the standard, its transitional impairment test and whether or not to implement the standard early for the financial year ending March 31, 2002.

  FAS 143 -- ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

     FAS 143 is first applicable to Invensys Flow Control's financial statements for the year ending March 31, 2004, unless it is early implemented. It requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Invensys Flow Control is currently determining the impact of the standard and whether or not to implement the standard early for the financial year ending March 31, 2003.

  United Kingdom

  FRS 17 -- RETIREMENT BENEFITS

     During November 2000, the Accounting Standards Board (ASB) issued FRS 17 on the treatment of pensions and other retirement benefits in the employer's accounts. The new standard, which is effective for accounting periods ending on or after June 22, 2003 (with phased transitional disclosure requirements for accounting periods ending on or after June 22, 2001), will replace the existing standard, SSAP 24: Accounting for Pension Costs. The requirements for defined contribution (money purchase) schemes remain unchanged but there are significant changes to the treatment of defined benefit schemes (schemes where the employees are promised a specific benefit regardless of the investment performance of the scheme). At present, under SSAP 24, both the assets and the liabilities in a defined benefit pension scheme are valued on an actuarial basis. The objective is to arrive at a regular pension cost each year that is a substantially level percentage of the pensionable payroll. Any variations from the regular cost are spread forward and recognized gradually over the average remaining service lives of the employees.

     FRS 17 abandons the use of actuarial values for assets in a pension scheme in favor of a market value based approach. Invensys Flow Control has not yet quantified the impact of adopting FRS 17 on its UK GAAP financial statements.

  FRS 18 -- ACCOUNTING POLICIES

     During December 2000, the ASB issued FRS 18 which deals primarily with the selection, application and disclosure of accounting policies.

     FRS 18 supersedes SSAP 2: Disclosure of Accounting Policies. The FRS leaves the requirements for accounting policies essentially unchanged in many respects, but it updates the discussion of going concern, accruals, consistency and prudence -- described as "fundamental accounting concepts' in SSAP 2 -- to be consistent with the ASB's Statement of Principles for Financial Reporting. Invensys Flow Control is already in compliance with FRS 18.

                             INVENSYS FLOW CONTROL

                   CONDENSED COMBINED PROFIT AND LOSS ACCOUNT
                                  (UNAUDITED)

                                                             NINE MONTHS ENDED   NINE MONTHS ENDED
                                                             DECEMBER 30, 2000   DECEMBER 29, 2001
                                                             -----------------   -----------------
                                                                          (L MILLION)
TURNOVER
Continuing operations......................................        243.1               269.1
                                                                   =====               =====
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS AND GOODWILL
  AMORTIZATION
Continuing operations......................................         22.4                32.7
OPERATING EXCEPTIONAL ITEMS
Restructuring costs........................................        (16.4)               (3.1)
                                                                   -----               -----
OPERATING PROFIT BEFORE GOODWILL AMORTIZATION..............          6.0                29.6
Goodwill amortization......................................         (0.2)               (0.2)
                                                                   -----               -----
OPERATING PROFIT...........................................          5.8                29.4
Share of operating profit of associated undertakings.......          1.1                 1.4
                                                                   -----               -----
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND
  TAXATION.................................................          6.9                30.8
Net interest payable and similar charges(a)................         (3.6)               (2.5)
                                                                   -----               -----
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION..............          3.3                28.3
Tax on profit on ordinary activities(a)....................         (2.7)              (10.4)
                                                                   -----               -----
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION...............          0.6                17.9
Minority interests -- equity...............................           --                (0.1)
                                                                   -----               -----
PROFIT FOR THE FINANCIAL PERIOD(b).........................          0.6                17.8
                                                                   =====               =====

---------------

(a) Net interest payable and similar charges and tax on profit on ordinary activities reflect the fact that Invensys Flow Control is part of the Invensys Group's financing and taxation arrangements and consequently these amounts are not indicative of those that would have arisen had Invensys Flow Control been a stand-alone entity or that may arise in the future.

(b) A summary of the significant adjustments to profit for the financial period that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 3 of Notes to the Condensed Combined Financial Statements.

The Notes to the Condensed Combined Financial Statements are an integral part of these Financial Statements.

                             INVENSYS FLOW CONTROL

                        CONDENSED COMBINED BALANCE SHEET
                                  (UNAUDITED)

                                                              DECEMBER 29,
                                                                  2001
                                                              ------------
                                                              (L MILLION)
FIXED ASSETS
Intangible assets...........................................        4.7
Tangible assets.............................................      108.5
Investments in associated undertakings......................        6.5
Other investments...........................................        0.3
                                                                 ------
                                                                  120.0
                                                                 ------
CURRENT ASSETS
Stocks......................................................       70.7
Debtors.....................................................       60.8
Invensys Group balances falling due within one year.........        4.8
Invensys Group balances falling due after one year(a).......      117.5
Cash(a).....................................................       43.0
                                                                 ------
                                                                  296.8
                                                                 ------
Creditors: amounts falling due within one year
  Short-term borrowings(a)..................................       (2.5)
  Other creditors...........................................      (58.0)
  Invensys Group balances...................................       (2.7)
                                                                 ------
NET CURRENT ASSETS..........................................      233.6
                                                                 ------
TOTAL ASSETS LESS CURRENT LIABILITIES.......................      353.6
Creditors: amounts falling due after more than one year
  Long-term borrowings(a)...................................       (8.9)
  Invensys Group balances(a)................................     (134.5)
                                                                 ------
                                                                 (143.4)
                                                                 ------
Provisions for liabilities and charges......................      (50.7)
                                                                 ------
Net assets..................................................      159.5
Minority interests..........................................       (0.8)
                                                                 ------
                                                                  158.7
                                                                 ======
Invested capital(b).........................................      158.7
                                                                 ======

---------------

(a) The level of debt and financing arrangements reflect the treasury policy operated by Invensys Group. It is not representative of the financing structure that will be put in place by Invensys Flow Control following the transaction and are not representative of what it would have been had Invensys Flow Control been a stand alone entity.

(b) A summary of the significant adjustments to Invested Capital that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 3 of Notes to the Condensed Combined Financial Statements.
The Notes to the Condensed Combined Financial Statements are an integral part of these Financial Statements.

                             INVENSYS FLOW CONTROL

                    CONDENSED COMBINED CASH FLOW STATEMENTS
                                  (UNAUDITED)

                                                             NINE MONTHS ENDED   NINE MONTHS ENDED
                                                               DECEMBER 30,        DECEMBER 29,
                                                                   2000                2001
                                                             -----------------   -----------------
                                                                          (L MILLION)
Net cash (outflow)/inflow from operating activities........         (3.3)               34.0
Returns on investments and servicing of finance............         (3.0)               (1.9)
Taxation...................................................         (2.3)               (2.8)
Capital expenditure and financial investment...............         (7.6)               (5.4)
                                                                   -----               -----
Cash (outflow)/inflow before financing.....................        (16.2)               23.9
Financing
Increase/(decrease) in debt(a).............................         27.8               (26.0)
                                                                   -----               -----
Increase/(decrease) in cash in period(a)...................         11.6                (2.1)
                                                                   =====               =====

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET (DEBT)/FUNDS (UNAUDITED)

                                                             NINE MONTHS ENDED   NINE MONTHS ENDED
                                                               DECEMBER 30,        DECEMBER 29,
                                                                   2000                2001
                                                             -----------------   -----------------
                                                                          (L MILLION)
Increase/(decrease) in cash in period(a)...................         11.6                (2.1)
Cash (inflow)/outflow from decrease in debt(a).............        (27.8)               26.0
                                                                   -----               -----
Change in net debt resulting from cash flows...............        (16.2)               23.9
Exchange movements.........................................         (5.0)               (0.1)
Other movements............................................          3.6                  --
                                                                   -----               -----
Movement in net debt in period.............................        (17.6)               23.8
Net debt at beginning of period(a).........................        (17.8)               (9.2)
                                                                   -----               -----
Net (debt)/funds at end of period..........................        (35.4)               14.6
                                                                   =====               =====

---------------

(a) Cash flows related to interest, tax and funding reflect the fact that Invensys Flow Control is part of Invensys Group's financing and taxation arrangements and consequently these amounts are not indicative of those that would have arisen had Invensys Flow Control been a standalone entity.

(b) The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 3 of Notes to the Condensed Combined Financial Statements.

The Notes to the Condensed Combined Financial Statements are an integral part of these Financial Statements.

                             INVENSYS FLOW CONTROL

       CONDENSED COMBINED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                                  (UNAUDITED)

                                                             NINE MONTHS ENDED   NINE MONTHS ENDED
                                                               DECEMBER 30,        DECEMBER 29,
                                                                   2000                2001
                                                             -----------------   -----------------
                                                                          (L MILLION)
Profit for the financial period............................          0.6                17.8
Currency translation differences on foreign currency net
  investments..............................................         15.0                (4.2)
                                                                   -----               -----
Total recognized gains for the financial period............         15.6                13.6
                                                                   =====               =====

---------------

Comprehensive income as required under United States generally accepted accounting principles is set forth in Note 3 of Notes to the Condensed Combined Financial Statements.

The Notes to the Condensed Combined Financial Statements are an integral part of these Financial Statements.

                             INVENSYS FLOW CONTROL

         CONDENSED COMBINED STATEMENTS OF MOVEMENTS IN INVESTED CAPITAL
                                  (UNAUDITED)

                                                             NINE MONTHS ENDED   NINE MONTHS ENDED
                                                               DECEMBER 30,        DECEMBER 29,
                                                                   2000                2001
                                                             -----------------   -----------------
                                                                          (L MILLION)
Profit for the financial period............................          0.6                17.8
Currency translation differences on foreign currency net
  investments, net of tax..................................         15.0                (4.2)
Other movements in Invested Capital........................         (1.5)               (0.6)
                                                                   -----               -----
                                                                    14.1                13.0
Opening invested capital(a)................................        125.0               145.7
                                                                   -----               -----
Closing invested capital(a)................................        139.1               158.7
                                                                   =====               =====

---------------

(a) Invested Capital represents the aggregate capital and reserves of the companies and businesses of Invensys Flow Control and the net investments in Invensys Flow Control by Invensys.

The Notes to the Condensed Combined Financial Statements are an integral part of these Financial Statements.

                             INVENSYS FLOW CONTROL

                NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PREPARATION

     These condensed combined financial statements, which are unaudited, have been prepared in accordance with the basis of preparation and accounting policies described in Notes 1 and 2 of Notes to the Financial Statements of Invensys Flow Control. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The operating results for the nine months ended December 29, 2001 are not necessarily indicative of the results that may be expected for the year ending March 31, 2002.

2.  CONTINGENT LIABILITIES

     Invensys Flow Control has contingent liabilities arising in the ordinary course of business from which it is anticipated that the likelihood of any material liabilities arising is remote.

3. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Invensys Flow Control's condensed combined financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from United States generally accepted accounting principles (US GAAP) as described in Note 27 of Notes to the Financial Statements of Invensys Flow Control.

  NET INCOME

     The following is a summary of the significant adjustments to net income which would be required if US GAAP were to be applied instead of UK GAAP:

                                                     NINE MONTHS ENDED   NINE MONTHS ENDED
                                                       DECEMBER 30,        DECEMBER 29,
                                                           2000                2001
                                                     -----------------   -----------------
                                                                  (L MILLION)
Profit for the financial period as reported in the
  condensed combined profit and loss account under
  UK GAAP..........................................         0.6                17.8
Adjustments arising from change in basis of
  accounting for BTR/Siebe merger
  Amortization of goodwill and intangibles.........        (3.7)               (3.9)
Adjustments arising from other acquisitions
  Amortization of intangibles......................        (0.2)               (0.1)
Pension expense....................................         0.1                 0.2
Employee options...................................         0.2                  --
Compensated absences...............................          --                 0.2
Interest on non-interest bearing Invensys Group
  company loans....................................        (1.6)               (0.7)
Invensys group charges.............................        (0.5)               (0.7)
Taxation -- standalone adjustment..................        (1.1)               (1.3)
Deferred taxation on above adjustments.............         0.9                 0.5
                                                           ----                ----
NET (LOSS)/INCOME AS ADJUSTED TO ACCORD WITH US
  GAAP.............................................        (5.3)               12.0
                                                           ====                ====

                             INVENSYS FLOW CONTROL

  CONDENSED COMBINED STATEMENT OF INCOME

     The following condensed combined statement of income is prepared under US GAAP and reflects all the reconciling items discussed above:

                                                     NINE MONTHS ENDED   NINE MONTHS ENDED
                                                       DECEMBER 30,        DECEMBER 29,
                                                           2000                2001
                                                     -----------------   -----------------
                                                                  (L MILLION)
Net sales..........................................        243.1               269.1
Costs of product sold..............................        154.2               169.7
                                                           -----               -----
Gross profit.......................................         88.9                99.4
Operating expenses:
  Selling and administrative, including
     depreciation and amortization of L16.2 million
     in 2000 and L16.2 million in 2001.............         68.4                69.0
  Research and development.........................          2.3                 2.0
  Costs of restructuring...........................         16.4                 3.1
                                                           -----               -----
Operating income...................................          1.8                25.3
Interest...........................................         (5.2)               (3.3)
Other income.......................................          1.0                 1.4
                                                           -----               -----
(Loss)/income before income taxes..................         (2.4)               23.4
Income taxes.......................................         (2.9)              (11.3)
                                                           -----               -----
(Loss)/income before minority interests............         (5.3)               12.1
Minority interests.................................           --                (0.1)
                                                           -----               -----
Net (loss)/income..................................         (5.3)               12.0
                                                           =====               =====

  COMPREHENSIVE INCOME

     Comprehensive income under US GAAP is as follows:

                                                     NINE MONTHS ENDED   NINE MONTHS ENDED
                                                       DECEMBER 30,        DECEMBER 29,
                                                           2000                2001
                                                     -----------------   -----------------
                                                                  (L MILLION)
Net (loss)/income as adjusted to accord with US
  GAAP.............................................        (5.3)               12.0
Other comprehensive income/(loss), net of tax
  Foreign currency translation adjustments.........        23.4                (8.1)
                                                           ----                ----
  Total other comprehensive income/(loss)..........        23.4                (8.1)
                                                           ----                ----
Comprehensive income in accordance with US GAAP....        18.1                 3.9
                                                           ====                ====

                             INVENSYS FLOW CONTROL

  INVESTED CAPITAL

     The following is a summary of the significant adjustments to Invested Capital, which would be required if US GAAP were to be applied instead of UK
GAAP:

                                                               DECEMBER 29,
                                                                   2001
                                                               ------------
                                                               (L MILLION)
Invested capital as reported in the condensed combined
  balance sheet under UK GAAP...............................      158.7
ADJUSTMENTS:
INTANGIBLE FIXED ASSETS
Cost: goodwill -- purchase accounting for BTR...............      187.2
     goodwill -- other......................................       (2.0)
     other intangible assets................................       13.6
Accumulated amortization....................................      (17.5)
                                                                  -----
Net intangible fixed assets.................................      181.3
                                                                  -----
TANGIBLE FIXED ASSETS
Cost: purchase accounting for BTR entities..................       (1.9)
     impairment.............................................       (0.1)
Accumulated depreciation....................................        0.1
                                                                  -----
Net tangible fixed assets...................................       (1.9)
                                                                  -----
CURRENT LIABILITIES
Interest on non-interest bearing loans......................       (3.1)
Compensated absences........................................       (0.7)
Group charges...............................................       (2.3)
Income taxes -- standalone basis............................       (4.9)
                                                                  -----
                                                                  (11.0)
                                                                  -----
PROVISIONS FOR LIABILITIES AND CHARGES
Reorganization, closure and loss on disposal provisions.....        0.1
Other pension adjustments...................................       (1.9)
Deferred taxation on above adjustments......................        0.4
                                                                  -----
                                                                   (1.4)
                                                                  -----
Minority interest...........................................         --
                                                                  -----
INVESTED CAPITAL AS ADJUSTED TO ACCORD WITH US GAAP.........      325.7
                                                                  =====

                             INVENSYS FLOW CONTROL

  CONDENSED COMBINED BALANCE SHEET

     The following condensed combined balance sheet is prepared under US GAAP and reflects all the reconciling items discussed above:

                                                              DECEMBER 29,
                                                                  2001
                                                              ------------
                                                              (L MILLION)
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................       43.0
  Accounts receivable.......................................       49.9
  Inventories...............................................       70.7
  Prepaid expenses and other debtors........................       15.8
                                                                 ------
Total current assets........................................      179.4
Property, plant and equipment
  Land and buildings........................................       40.6
  Machinery and equipment...................................      226.7
                                                                 ------
                                                                  267.3
  Accumulated depreciation and amortization.................     (160.7)
                                                                 ------
                                                                  106.6
Intangibles
  Goodwill..................................................      189.8
  Other.....................................................       13.4
                                                                 ------
                                                                  203.2
  Accumulated amortization..................................      (17.2)
                                                                 ------
                                                                  186.0
Other assets:
  Equity investees..........................................        6.8
  Invensys Group balances falling due after more than one
     year...................................................      117.5
                                                                 ------
                                                                  124.3
                                                                 ------
Total Assets................................................      596.3
                                                                 ======

                             INVENSYS FLOW CONTROL

                                                              DECEMBER 29,
                                                                  2001
                                                              ------------
                                                              (L MILLION)
                     LIABILITIES AND INVESTED CAPITAL
Current liabilities:
  Accounts payable and accrued expenses.....................       32.8
  Note payable to bank......................................        1.7
  Employee compensation.....................................        0.7
  Income taxes..............................................       21.6
  Current portion of capital lease obligations..............        0.8
  Other liabilities.........................................       16.9
                                                                 ------
Total current liabilities...................................       74.5
Long-term liabilities:
Capital lease obligations, less current portion.............        6.8
Long term debt..............................................        2.1
Accumulated postretirement benefit obligation...............        1.8
Accrued pension cost........................................       28.3
Provisions and other long-term creditors....................      138.3
Deferred income taxes.......................................       18.0
                                                                 ------
Total long-term liabilities.................................      195.3
Minority interests..........................................        0.8
Invested capital............................................      325.7
                                                                 ------
Total liabilities and invested capital......................      596.3
                                                                 ======

  CONDENSED COMBINED SUMMARY OF CASH FLOWS

     The categories of cash flows under US GAAP can be summarized as follows:

                                                         NINE MONTHS         NINE MONTHS
                                                            ENDED               ENDED
                                                        DECEMBER 30,        DECEMBER 29,
                                                            2000                2001
                                                      -----------------   -----------------
                                                                   (L MILLION)
Cash (outflow)/inflow from operating activities.....        (8.6)                29.3
Cash outflow from investing activities..............        (7.6)                (5.4)
Cash inflow/(outflow) from financing activities.....        23.9                (25.7)
                                                            ----                -----
Increase/(decrease) in cash and cash equivalents....         7.7                 (1.8)
Effect of foreign exchange rate changes.............        (0.8)                (0.7)
Cash and cash equivalents
  At beginning of period............................        40.6                 45.5
                                                            ----                -----
  AT END OF PERIOD..................................        47.5                 43.0
                                                            ====                =====

PROSPECTUS

                                  $500,000,000

                             FLOWSERVE CORPORATION

     We may sell, from time to time, any of the following securities:

     - Common stock

     - Preferred stock

     - Debt securities

     Our common stock is listed on the New York Stock Exchange under the symbol "FLS."

     The debt securities of Flowserve Corporation may be fully, unconditionally and irrevocably guaranteed by one or more of Flowserve US Inc., Flowserve International, Inc., Flowserve Holdings, Inc., BW/IP-New Mexico, Inc., Ingersoll-Dresser Pump Company, Flowserve International L.L.C., Flowserve Management Company, CFM-V.R. Tesco Inc., Flowserve International Limited and Flowserve Finance B.V.

     We will provide the specific terms of these securities in one or more prospectus supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

     The securities offered by this prospectus may be issued in one or more series or issuances and will be limited to $500,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent debt securities are issued for one or more foreign currencies or currency units). The securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the debt securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

      We may offer these securities to or through underwriters, through dealers or agents, directly to you or through a combination of these methods. You can find additional information about our plan of distribution for the securities under the heading "Plan of Distribution" in this prospectus. We also may describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement. This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is July 2, 2001.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................     2
WHERE YOU CAN FIND MORE INFORMATION.........................     3
INCORPORATION OF INFORMATION WE FILE WITH THE SEC...........     3
FORWARD-LOOKING STATEMENTS..................................     4
ABOUT FLOWSERVE CORPORATION.................................     5
RISK FACTORS................................................     6
USE OF PROCEEDS.............................................    10
RATIO OF EARNINGS TO FIXED CHARGES..........................    10
DESCRIPTION OF DEBT SECURITIES AND GUARANTEES...............    11
DESCRIPTION OF CAPITAL STOCK................................    19
PLAN OF DISTRIBUTION........................................    22
VALIDITY OF SECURITIES......................................    24
EXPERTS.....................................................    24

                             ---------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process, which allows us to offer and sell any combination of the securities described in this prospectus in one or more offerings. Using this prospectus, we may offer up to a total dollar amount of $500,000,000 of securities.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will describe the specific terms of the securities we are offering. Each supplement will also contain specific information about the terms of the offering it describes. The prospectus supplement may also add to, update or change the information contained in this prospectus. In addition, as we describe in the section entitled "Where You Can Find More Information," Flowserve Corporation has filed and plans to continue to file other documents with the SEC that contain information about it and the business conducted by it and its subsidiaries. Before you decide whether to invest in any of the securities offered by this prospectus, you should read this prospectus, the prospectus supplement that further describes the offering of those securities and the information Flowserve Corporation otherwise files with SEC.

                             ---------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

     In this prospectus, references to "Company," "we," "us" and "our," refer to Flowserve Corporation and its subsidiaries, unless the context otherwise requires. References to "Flowserve" refer to Flowserve Corporation. The phrase "this prospectus" refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires. References to "securities" refer collectively to the common stock, preferred stock, debt securities and guarantees of debt securities offered by this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the following SEC public reference rooms:

450 Fifth Street, N.W.       Seven World Trade Center      Citicorp Center
Judiciary Plaza              Suite 1300                    500 West Madison Street
Room 1024                    New York, NY 10048            Suite 1400
Washington, D.C. 20549                                     Chicago, IL 60661

     You may also inspect and copy our SEC filings, the complete registration statement and other information at the offices of the New York Stock Exchange located at 20 Broad Street, 16th Floor, New York, New York 10005.

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus are sold:

     - The audited financial statements of Ingersoll-Dresser Pump Company, contained on pages F-70 through F-99 in our Registration Statement on Form S-4, as amended (File No. 333-46760), filed on September 27, 2000;

     - Our Annual Report on Form 10-K for the year ended December 31, 2000;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;
       and

     - Our Current Report on Form 8-K, filed May 31, 2001.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

                            Flowserve Corporation
                            222 West Las Colinas Boulevard, Suite 1500
                            Irving, Texas 75039
                            Attention: Corporate Secretary
                            972-443-6543

     This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of the exhibits and schedules thereto. For further information about Flowserve, please see the complete registration statement. Any statement made in this prospectus concerning the contents of any agreement or other document is only a summary of the actual document. If we have filed any agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or the matter involved. Each statement regarding an agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains various forward-looking statements and includes assumptions about future market conditions, operations and results. Any statement that is not historical fact is a forward-looking statement. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are:

     - changes in the already competitive environment for our products or competitors' responses to our strategies;

     - the health of the petroleum, chemical, water treatment and power generation industries and general industrial markets;

     - economic conditions and the extent of economic growth in areas outside and inside the United States;

     - political risks or trade embargoes affecting important country markets;

     - our ability to successfully complete the integration of the acquisition of Ingersoll-Dresser Pump Company ("IDP") into our management and operations and fully realize anticipated synergies and cost savings;

     - the recognition of remaining expenses associated with adjustments to realign our combined Flowserve and IDP facilities and other capabilities with our strategic objectives and business conditions including, without limitation, expenses incurred in restructuring and integrating our operations to incorporate IDP's facilities;

     - our ability to meet the financial covenants and other requirements of our financing agreements;

     - technological developments in our products as compared to those of our competitors;

     - changes in prevailing interest rates and the effective interest cost which we bear; and

     - adverse changes in the regulatory climate and other legal obligations imposed on Flowserve.

     Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. Further, we undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

                          ABOUT FLOWSERVE CORPORATION

     We are among the largest manufacturers and aftermarket service providers of comprehensive flow control systems in the world. We have been in the flow control industry for over 125 years. We develop and manufacture precision-engineered flow control equipment for critical service applications where high reliability is required. The flow control system components we produce include pumps, valves and mechanical seals. Our products and services are used in several industries, including petroleum, chemical, power generation and water treatment.

     We conduct our operations through three divisions that encompass our primary product types: (1) Pump Division, (2) Flow Solutions Division and (3) Flow Control Division. Our Pump Division supplies engineered and industrial pumps. Through our Flow Solutions Division, we provide mechanical seals and aftermarket services. Our Flow Control Division supplies valves and related products. Through each of our segments, we provide aftermarket replacement parts.

     Through our Pump Division ("Pump"), we design, manufacture and distribute engineered and industrial pumps and pump systems, replacement parts and related equipment principally to industrial markets. Pump's products and services are primarily used by companies that operate in the petroleum, chemical processing, power generating, water treatment and general industrial markets. Following the completion of the facilities rationalization in connection with the acquisition of IDP, we will manufacture our pump systems and components at eight plants in the United States, one in Canada, three in Latin America, ten in Europe and the Middle East and one in Asia. We also manufacture a small portion of our pumps through several foreign joint ventures. We market our pump products, which are primarily sold to end users and engineering and construction companies, through our worldwide sales force, regional service and repair centers, independent distributors and sales representatives.

     Through our Flow Solutions Division ("FSD"), we design, manufacture and distribute mechanical seals and sealing systems and provide parts, repair and services for flow control equipment used in process industries. Flow control products require mechanical seals to be replaced throughout the products' useful lives as the function of a seal is to prevent leakage of a fluid. The replacement of mechanical seals is an integral part of aftermarket services. Our mechanical seals are used on a variety of pumps, mixers, compressors, steam turbines and specialty equipment, primarily in the petroleum, chemical processing, power generation, water treatment industries and general industrial end-markets. We manufacture mechanical seals through two plants in the United States, three in Europe and the Middle East, two in Latin America and three in Asia. Through FSD's global network of service and quick response centers, we provide service, repair and diagnostic services for maintaining flow control systems components.

     Through our Flow Control Division ("FCD"), we design, manufacture and distribute valves, actuators and related equipment. FCD's valve products are an integral part of a flow control system and are used to control the flow of liquids and gases. Substantially all of FCD's valves are specialized and engineered to perform specific functions within a flow control system. FCD's products are primarily used by companies that operate in the petroleum, chemical and power generation industries. We manufacture valves and actuators through four plants in the United States, six in Europe and three in other regions. We also manufacture a small portion of our valves through a foreign joint venture. Manual valve products and valve actuators are distributed through our sales force personnel and a network of distributors. Automatic control valves are marketed through sales engineers and service and repair centers or, on a commission basis, through sales representatives in our principal markets.

     Our executive offices are located at 222 West Las Colinas Boulevard, Suite 1500, Irving, Texas 75039 and our telephone number is (972) 443-6500.

                                  RISK FACTORS

     You should carefully consider the risks described below in addition to the other information set forth or incorporated by reference in this prospectus before making an investment in the securities.

ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our sales originating outside the United States, as a percentage of our total sales, were 42% in 1999 and 38% in 2000. On a pro forma basis, (which includes IDP for the full year) our sales originating outside the United States, as a percentage of total sales, were 40% in 2000. Accordingly, our future results could be harmed by a variety of factors, including:

     - changes in foreign currency exchange rates;

     - changes in a specific country's or region's political or economic conditions, particularly in emerging markets;

     - trade protection measures and import or export licensing requirements;

     - potentially negative consequences from changes in tax laws;

     - difficulty in staffing and managing widespread operations;

     - differing labor regulations;

     - differing protection of intellectual property; and

     - unexpected changes in regulatory requirements.

OUR OPERATING RESULTS COULD BE HARMED DURING ECONOMIC DOWNTURNS.

     The businesses of most of our industrial customers, particularly refineries, chemical companies and power plants, are, to varying degrees, cyclical and have historically experienced periodic downturns. Margins in those industries are highly sensitive to demand cycles, and our customers in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. For example, due to the simultaneous decline in oil and chemical prices in 1998 and 1999, many of our key customers significantly reduced their capital spending, which resulted in declines in our revenues and net earnings during those years. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent accelerated erosion of average selling prices in the flow control industry. Therefore, any significant downturn in our customers' markets or in general economic conditions could result in a reduction in demand for our products and services and could harm our business.

WE FACE INTENSE COMPETITION.

     We encounter intense competition in all areas of our business. Additionally, customers for our products are attempting to reduce the number of vendors from which they purchase in order to reduce the size and diversity of their inventory. To remain competitive, we will need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We anticipate that we may have to adjust the prices of some of our products to stay competitive. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position.

ENVIRONMENTAL COMPLIANCE COSTS AND LIABILITIES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Such laws and regulations can impose substantial fines and sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws, and adapt to regulatory requirements in all countries as these requirements change. In connection with the IDP acquisition, we believe that we may be required to incur costs to bring the former IDP properties into compliance with applicable requirements.

     We use and generate hazardous substances and wastes in our manufacturing and foundry operations. In addition, many of our current and former properties are or have been used for industrial purposes. Accordingly, we are conducting investigation and remediation activities at several on-site and off-site locations. We also may be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury.

     We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

OUR BUSINESS COULD SUFFER IF WE ARE UNSUCCESSFUL IN NEGOTIATING NEW COLLECTIVE BARGAINING AGREEMENTS.

     As of December 31, 2000, we had approximately 10,000 employees. Our operations in the following countries are unionized: Argentina, Austria, Belgium, Brazil, Canada, France, Germany, Italy, Mexico, The Netherlands, Spain and the United Kingdom. We also have five unionized plants in the U.S. Approximately 8% of our 6,000 U.S. employees are represented by unions. Although we believe that our relations with our employees are good and we have not experienced any recent strikes or work stoppages, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations. In addition, our closures of certain facilities may create the risk of strikes or work stoppages at those and other facilities.

THIRD PARTIES MAY INFRINGE OUR INTELLECTUAL PROPERTY, AND WE MAY EXPEND SIGNIFICANT RESOURCES ENFORCING OUR RIGHTS OR SUFFER COMPETITIVE INJURY.

     Our success depends in part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and police our intellectual property rights.

OUR SUCCESS WILL CONTINUE TO DEPEND TO A SIGNIFICANT EXTENT ON OUR EXECUTIVES AND OTHER KEY PERSONNEL.

     Our future success depends to a significant degree on the skills, experience and efforts of our senior management and other key personnel. The loss of the services of any of these individuals could adversely affect our results of operations and our ability to implement our business strategy.

WE ARE DEPENDENT ON THE AVAILABILITY OF RAW MATERIALS AND ELECTRIC POWER.

     We require substantial amounts of raw materials and electric power. Substantially all raw materials and all electric power we require are purchased from outside sources. The availability and prices of raw materials and electric power may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Any change in the supply of, or price for, these raw materials or electric power could materially affect our operating results.

WE ARE SUBJECT TO THE EFFECTS OF FLUCTUATIONS IN FOREIGN EXCHANGE RATES.

     We are exposed to fluctuations in foreign currencies as a significant portion of our revenue, and certain of our costs, assets and liabilities, are denominated in currencies other than U.S. dollars. Our ability to pay interest and principal on dollar-denominated indebtedness when due is dependent on the then current exchange rates between U.S. dollars, on the one hand, and the euro and other European as well as Asian currencies, on the other hand, which rates are and will be subject to fluctuation. During 2000, approximately 38% of our actual revenue and 40% of our pro forma revenue (which includes IDP for the full year) were from sales originating outside the United States. Our share of revenue in non-dollar denominated currencies may continue to increase in future periods. We can offer no assurance, however, that exchange rate fluctuations will not have a material adverse effect on our results of operations and financial condition and therefore on our ability to make principal and interest payments on our indebtedness, including any dollar-denominated debt securities we may issue, when due.

OUR LEVERAGE COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH, MAKE US VULNERABLE TO ADVERSE ECONOMIC AND INDUSTRY CONDITIONS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER DEBT SECURITIES CURRENTLY OUTSTANDING OR ISSUED PURSUANT TO THIS PROSPECTUS.

     We have incurred significant indebtedness that is substantial in relation to shareholder's equity. As of March 31, 2001, we had approximately $1,168.1 million outstanding consolidated debt. Total net debt (total debt less cash and equivalents) was 81.9% of our capital structure as of March 31, 2001.

     Our substantial indebtedness could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to any additional debt securities;

     - increase our vulnerability to general adverse economic and industry conditions;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage relative to our competitors that have less debt; and

     - limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds, among other things.

     Subject to the restrictions in our debt agreements, we may also borrow more money from time to time, which could further exacerbate the effect of any of the consequences described above. Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

THE SENIOR CREDIT FACILITIES AND THE INDENTURES GOVERNING OUR OUTSTANDING DEBT SECURITIES CONTAIN VARIOUS COVENANTS WHICH LIMIT MANAGEMENT'S DISCRETION IN THE OPERATION OF OUR BUSINESS.

     The senior credit facilities and the indentures governing our current outstanding debt contain various provisions that limit management's discretion in operating our businesses by restricting their ability, among other things, to:

     - incur additional debt;

     - pay dividends and make other distributions;

     - prepay subordinated debt, make investments and other restricted payments;

     - enter into sale and leaseback transactions;

     - create liens;

     - sell assets; and

     - enter into transactions with affiliates.

WE MAY NOT BE ABLE TO FULLY INTEGRATE THE BUSINESS OF IDP TO ACHIEVE ALL EXPECTED SYNERGIES.

     Our future success will depend in part on our ability to successfully complete the integration of the businesses of IDP into Flowserve's operations. The combination of Flowserve and IDP involves the integration of companies that had previously operated independently. The remaining integration process may be disruptive to the businesses and may cause an interruption of, or a loss of momentum in, the businesses as a result of a number of obstacles such as:

     - loss of key employees or customers;

     - failure to maintain the quality of customer service that such companies have historically provided;

     - the need to coordinate geographically diverse organizations;

     - retooling and reprogramming of equipment; and

     - the resulting diversion of management's attention from our day-to-day business and the need to hire additional management personnel to address integration obstacles.

     If we are not able to successfully complete this combination, if the combination takes longer than anticipated, or if our integrated product and service offering fails to achieve market acceptance, our business could be adversely affected.

WE MAY NOT BE ABLE TO FULLY REALIZE THE ANTICIPATED COST SAVINGS, SYNERGIES OR REVENUE ENHANCEMENTS FROM COMBINING FLOWSERVE AND IDP, ALTHOUGH WE HAVE INCURRED SIGNIFICANT CASH INTEGRATION COSTS TO ACHIEVE THESE COST SAVINGS AND WE ANTICIPATE INCURRING ADDITIONAL COSTS.

     Even if we are able to complete the integration of the operations of IDP into Flowserve successfully, we cannot assure you that we will fully realize the cost savings, synergies or revenue enhancements that we anticipate from such integration or that we will fully realize such benefits within the time frame that we currently expect.

     - Whether we can effectively eliminate all redundant administrative overhead and overlapping sales personnel, rationalize manufacturing capacity and shift production to more economic facilities is difficult to predict. Accordingly, the amount and timing of the remaining available cost savings are inherently difficult to estimate.

     - Any remaining cost savings and other synergies from the transactions may be offset by remaining costs incurred in integrating the companies.

     - The remaining cost savings, or any cost savings achieved to date, and other synergies may also be offset by increases in other expenses, by operating losses or by problems unrelated to the IDP integration.

     - Labor cost savings depend on the ability of the personnel at our remaining plants to handle their increased workloads at planned efficiency levels.

     - We will still incur significant cash integration costs to fully achieve these cost savings, in addition to our reported integration costs to date.

     In addition, the Company's existing senior credit facilities require us to maintain certain financial performance ratios, which will become more restrictive over time.

     If we fail to comply with the restrictions contained in these senior credit facilities or our existing indentures, the indentures governing any debt securities issued under this prospectus or any other subsequent financing agreements, a default may occur. This default may allow some creditors, if their respective agreements so provide, to accelerate payments owed on such debt as well as any other indebtedness as to which a cross-acceleration or cross-default provision applies. In addition, our lenders may be able to terminate any commitments they had made to supply us with further funds. See "Description of the Debt Securities and Guarantees."

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include repaying indebtedness, funding future acquisitions or for any other purposes as may be described in an accompanying prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company was in compliance with all specified financial covenants as defined in its Credit Agreements at March 31, 2001 and December 31, 2000. These financial covenants include a fixed charge coverage ratio, an interest coverage ratio and a leverage ratio.

     The following table shows our ratio of earnings to fixed charges for the periods indicated:

                                                                              THREE MONTHS
                                               YEARS ENDED DECEMBER 31,          ENDED
                                           --------------------------------    MARCH 31,
                                           1996   1997   1998   1999   2000       2001
                                           ----   ----   ----   ----   ----   ------------
Ratio of Earnings to Fixed Charges.......  7.3    5.9    5.2    1.8    1.3          --

     We computed these ratios by dividing fixed charges into the sum of earnings from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of deferred financing fees and the estimated interest portion of rental expense.

     The Company's debt increased in 2000 primarily as the result of financing the acquisitions of IDP and Innovative Valve Technologies, Inc. and related integration costs. The ratio of earnings to fixed charges for the year ended December 31, 2000, was 2.0 excluding integration and restructuring expenses related to the acquisition of IDP.

     The ratio of earnings to fixed charges was adversely impacted in the first quarter of 2001 by the normal seasonal softness in the engineered pump business and integration costs associated with the acquisition of IDP. For the three months ended March 31, 2001, additional earnings of $13.3 million would have been required to provide a one-to-one coverage ratio during the period. The ratio of earnings to fixed charges was 1.2, excluding IDP integration expenses, for the three months ended March 31, 2001.

     Because we do not have any preferred stock outstanding, our ratio of earnings to fixed charges and preferred stock dividends was the same as our ratio of earnings to fixed charges.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     The following is a summary of certain general terms and provisions of the indenture and is not complete. The particular terms of any series of debt securities we may offer, including the extent to which the general terms and provisions may apply to that series of debt securities, will be described in a prospectus supplement relating to those debt securities.

     We may issue debt securities from time to time in one or more series. Any series of debt securities offered by us may be offered together with the unconditional guarantee of one or more of Flowserve US Inc., Flowserve International, Inc., Flowserve Holdings, Inc., BW/IP-New Mexico, Inc., Ingersoll-Dresser Pump Company, Flowserve International L.L.C., Flowserve Management Company, CFM-V.R. Tesco Inc., Flowserve International Limited and Flowserve Finance B.V. (collectively, the "guarantors").

     Debt securities may be issued under one or more indentures between Flowserve, the guarantors and one or more trustees named in the prospectus supplement (collectively, the "Trustee"). A copy of the form of the indenture is filed as an exhibit to the registration statement. You should read all of the provisions of the indenture, including the definitions contained in the indenture which are not otherwise defined in this prospectus, and the applicable prospectus supplement. Wherever we refer to particular provisions or defined terms of the indenture, these provisions or defined terms are incorporated in this prospectus by reference.

GENERAL

     The debt securities will be our general obligations and may be subordinated to "senior indebtedness" we have or may incur. The prospectus supplement will define senior indebtedness and describe the terms of any subordination. Any, or all of, the guarantors may unconditionally guarantee the payment of the principal, premium, if any, and interest on the debt securities when due and payable, whether by acceleration, required repurchase, call for redemption or otherwise. See "-- Guarantees." The prospectus supplement will define the relative priority of any guarantees. The indenture does not limit the aggregate principal amount of debt securities which may be issued under it. Debt securities may be issued under the indenture from time to time in one or more series. Unless the applicable prospectus supplement relating to the original offering of a particular series of debt securities indicates otherwise, the issuer of that series of debt securities will have the ability to reopen the previous issue of that series of debt securities and issue additional debt securities of that series pursuant to an indenture supplement.

     The applicable prospectus supplement will describe, among other things, the following terms, to the extent they are applicable to that series of debt securities:

     - title and denominations in which that series of debt securities will be issued;

     - price or prices at which that series of debt securities will be issued;

     - aggregate principal amount and, if applicable, the terms on which the principal amount of the series may be increased by a subsequent offering of additional debt securities of the same series;

     - the interest rate, the date or dates from which interest, if any, will accrue and the circumstances, if any, in which the issuer may defer interest payments;

     - any special provisions for the payment of any additional amounts with respect to the debt securities;

     - the date or dates on which principal and premium, if any, are payable or the method of determining those dates;

     - the dates and times at which interest, if any, will be payable, the record date for any interest payment and the person to whom interest will be payable if other than the person in whose name the debt security is registered at the close of business on the record date for the interest payment; the place or places where principal of, premium, if any, and interest, if any, will be payable;

     - the terms applicable to any "original issue discount" (as defined in the Internal Revenue Code of 1986, as amended, and the related regulations), including the rate or rates at which the original issue discount will accrue;

     - our right or obligation, if any, to redeem or purchase debt securities under any sinking fund or analogous provisions or at the option of a holder of debt securities, or otherwise, the conditions, if any, giving rise to the right or obligation and the period or periods within which, and the price or prices at which and the terms and conditions upon which, debt securities will be redeemed or purchased, in whole or in part, and any provisions for the marketing of the debt securities;

     - if the amount of payments of principal, premium, if any, and interest, if any, is to be determined by reference to an index, formula or other method, the manner in which these amounts are to be determined and the calculation agent, if any, with respect to the payments;

     - if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities which will be payable upon declaration or of acceleration of the stated maturity of the debt securities pursuant to an event of default, as defined in the applicable indenture;

     - whether the debt securities will be issued in registered or bearer form and the terms of these forms;

     - whether the debt securities will be issue in certificated or book-entry form and, if applicable, the identity of the depositary;

     - any provision for electronic issuance or issuances in uncertificated form;

     - any listing of the debt securities on a securities exchange;

     - any events of default or covenants in addition to or in place of those described in this prospectus;

     - whether and upon what terms the debt securities may be defeased or discharged;

     - the currency or currencies, including composite currencies, in which payment of the principal of, premium, if any, and interest on the offered debt securities of the series will be payable (if other than the currency of the United States of America), which unless otherwise specified will be the currency of the United States of America as at the time of payment is the legal tender for payment of public or private debts;

     - the names of any guarantors, if any, and the terms of the guarantees;

     - with respect to the offered debt securities of the series, any deletions from, modifications of or additions to the events of default or any covenants, whether or not such events of default or covenants are consistent with the events of default or covenants set forth in the indenture;

     - any U.S. Federal income tax consequences applicable to the offered debt securities; and

     - any other material terms of that series of debt securities.

     Debt securities of a series may be issued in registered form or bearer form or both as specified in the terms of the series, may be issued in whole or in part in the form of one or more global securities and may be issued as book-entry securities that will be deposited with, or on behalf of a depositary named by us and identified in a prospectus supplement with respect to such series. The prospectus supplement will specify whether the offered debt securities will be registered, bearer, global or book-entry form.

GUARANTEES

     In connection with an offering of a particular series of debt securities, the prospectus supplement relating to such debt securities will specify whether any guarantors are providing guarantees with respect to such series of debt securities. In such event, each of the guarantors that are providing guarantees, as primary obligors and not merely as sureties, will fully, irrevocably and unconditionally guarantee to each holder of debt securities of such series, and to the trustee on behalf of the holders, (i) the due and punctual payment of principal of, premium, if any, on and interest on the debt securities when due and payable, whether by acceleration, required repurchase, redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on the debt securities, to the extent lawful, and the due and punctual performance of all other obligations of Flowserve to the holders and the trustee, in accordance with the terms of the debt securities of such series and the indenture and (ii) in the case of any extension of time of payment or renewal of any debt security of such series or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, by acceleration, required repurchase, redemption or otherwise.

     The obligations of any guarantor under its guarantee may be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

     Unless otherwise specified in the applicable prospectus supplement, the guarantee of a guarantor will be released:

          (1) upon the sale or other disposition (including by way of consolidation or merger) of a guarantor; or

          (2) upon the sale or disposition of all or substantially all the assets of a guarantor; other than to Flowserve or a subsidiary of Flowserve and as permitted by the indenture.

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global debt securities. A global security is a security, typically held by a depositary, that represents and is denominated in an amount equal to the aggregate principal amount of all outstanding debt securities of a series or any portion thereof, in either case having the same original issue date, date or dates on which principal and interest are due, and interest rate or method of determining interest. Any global debt securities will be deposited with, or on behalf of, a depositary or its nominee, which will be identified in the applicable prospectus supplement. Global securities may be issued in either registered or bearer form and in either temporary or definitive form.

     Unless and until a global security is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole:

     - by the depositary for the global security to a nominee for the depository;

     - by a nominee of the depositary to the depositary or to another nominee of the depositary; or

     - by the depositary or its nominee to a successor depositary or a nominee of a successor depositary.

     The prospectus supplement relating to a particular series of debt securities which may be so issued hereunder, will describe the specific terms of the depositary arrangement with respect to a series of debt securities. We anticipate that the following provisions will generally apply to all depositary arrangements for debt securities:

     - ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for the global security (each a "participant" and, collectively, the "participants") or persons holding interests through the participants;

     - after the issuer of a series of debt securities issues the registered global security for the series, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts in an amount equal to the respective principal amounts of the debt securities of that series represented by the global security beneficially owned by the participants;

     - the underwriters, agents or dealers participating in the distribution of the debt securities will designate the accounts to be credited unless such debt securities are offered by us or through our agents, in which case we will designate the accounts to be credited;

     - only a participant or a person that may hold an interest through a participant may be the beneficial owner of a global security; and

     - ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary for the global security for interests of the participants, and on the records of the participants for interests of persons holding through the participants.

     The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in global securities.

     So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a global security:

     - will not be entitled to have the debt securities represented by a registered global security registered in their names;

     - will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

     - will not be considered the owners or holders of the debt securities under the indenture.

     Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of the participant through which the person owns its interests, to exercise any rights of a holder under the indenture applicable to the registered global security.

     We understand that, under existing industry practices, if we request any action of holders, or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

     Subject to the restrictions applicable to bearer securities described in the applicable prospectus supplement (See "-- Limitations on Issuance of Bearer Securities"), principal, premium, if any, and interest payments on individual debt securities represented by a global security will be made to the depositary or its nominee, as the case may be, as the registered owner or holder of such global security. Neither we, the trustee, or any registrar or paying agent nor any other agent of any of us will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for the series or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that the depositary for any such debt securities represented by a global security, upon receipt of any payment of principal, premium, if any, or interest in respect of the global security, will immediately credit participants accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary's records. We also expect that payments by participants to owners of beneficial interests in a global security held through the participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers and registered in "street name." Such payments will be the responsibility of the participants. Receipt by owners of beneficial interests in a temporary global security of payments of principal, premium or interest with respect thereto will be subject to the restrictions described in an applicable prospectus supplement (see
"-- Limitations on Issuance of Bearer Securities" below).

     If the depositary for any debt securities represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, individual debt securities of such series will be issued in exchange for the global security. In addition, we may at any time and in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, individual debt securities of such series will be issued in exchange for the global security representing such series debt securities. Furthermore, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of such series may, on terms acceptable to us, the trustee, and the depositary for such global security, receive individual debt securities of such series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to such debt securities. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities of the series represented by such global security equal in principal amount to such beneficial interest and to have such debt securities registered in its name (if the debt securities are issuable as registered securities). Individual debt securities of such series so issued will be issued (a) as registered securities in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof if the debt securities are issuable as registered securities, (b) as bearer securities in the denomination or denominations specified by us if the debt securities are issuable as bearer securities or (c) as either registered securities or bearer securities as described above if the debt securities are issuable in either form.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     The debt securities of a series may be issued as registered securities (which will be registered as to principal and interest in the register maintained by the registrar for such debt securities) or bearer securities (which will be transferable only by delivery). If such debt securities are issuable as bearer securities, the applicable prospectus supplement will describe certain special limitations and considerations that will apply to such debt securities.

COVENANTS

     If debt securities are issued, the indenture, as supplemented for a particular series of debt securities, will contain certain covenants for the benefit of the holders of such series of debt securities, which will be applicable (unless waived or amended) so long as any of the debt securities of such series are outstanding, unless stated otherwise in the prospectus supplement. The specific terms of the covenants, and summaries thereof, will be set forth in the prospectus supplement relating to such series of debt securities.

MERGERS AND SALES OF ASSETS

     The indenture provides that Flowserve may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its properties and assets to another person, unless among other items: (i) the resulting, surviving or transferee person (if other than the relevant issuer) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes, by supplemental indenture, all obligations of the relevant issuer under the indenture and either the debt securities or the guarantees, as the case may be; (ii) Flowserve or such successor person shall not immediately thereafter be in default under the indenture and either the debt securities or the guarantees, as the case may be; and (iii) Flowserve shall have provided the trustee with an opinion of counsel and officer's certificate confirming compliance with the indenture. Upon the assumption of the obligations of Flowserve by such a person in such circumstances, subject to certain exceptions, Flowserve shall be discharged from all obligations under all debt securities and the indenture (except in the case of a lease).

SUBORDINATION

     Debt securities of a series, and any guarantees, may be subordinated ("subordinated debt securities") to senior indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. We conduct substantially all of our operations through subsidiaries, and the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors of our subsidiaries except to the extent such subsidiary is a guarantor of such series of debt securities.

EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the form of indenture with respect to any series of debt securities which may be issued, except as may be specified in the prospectus supplement:

          1. default for 30 days in the payment of interest when due on the debt securities;

          2. default in the payment of principal or premium, if any, when due on the debt securities;

          3. our failure to comply with the obligations described under "-- Mergers and Sales of Assets" above;

          4. our failure to comply for 30 days after notice with any of the obligations in the covenants set forth in the prospectus supplement;

          5. our failure or failure of any guarantor to comply for 60 days after notice with other agreements contained in the indenture or any supplemental indenture relating to that series of debt securities;

          6. indebtedness (as defined) of us, a guarantor or any significant subsidiary (as defined), is not paid within the applicable grace period after final maturity or is accelerated by the holders of such indebtedness because of a default and the total amount of such indebtedness unpaid or accelerated exceeds $10.0 million;

          7. certain events of bankruptcy, insolvency or reorganization affecting us;

          8. any judgment for the payment of money the uninsured amount of which is in excess of $10.0 million is entered against us, a guarantor or a significant subsidiary (as defined) and remains outstanding for a period of 60 days;

          9. a guarantee ceases to be in full force and effect in any material respect (other than in accordance with the terms of the applicable indenture) or a guarantor denies or disaffirms its obligations under its guarantee; and

          10. any other event of default provided with respect to that series of debt securities.

     A prospectus supplement may omit, modify or add to the foregoing events of default.

     However, a default under clauses (4), (5) and (8) will not constitute an event of default until the trustee or the holders of 25% in principal amount of the outstanding debt securities notify us of the default and we do not cure such default within the time specified after receipt of such notice.

     If an event of default (other than certain events of bankruptcy, insolvency or reorganization) occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding applicable series of debt securities may declare the principal of and accrued but unpaid interest on all the applicable debt securities to be due and payable. Upon such a declaration, such principal of (or, in the case of original issue discount debt securities, the portion thereby specified in the terms thereof), premium, if any, and accrued interest shall be due and payable immediately. In the case that certain events of bankruptcy, insolvency or reorganization occur and are continuing, the principal of (or, in the case of original issue discount debt securities, the portion thereby specified in the terms thereof), premium, if any, and accrued interest on all the applicable debt securities will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of such debt securities.

     Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default occurs and be continuing, the trustee is under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the applicable debt securities unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a debt security may pursue any remedy with respect to the indenture or debt securities unless:

          1. such holder has previously given the trustee written notice that an event of default is continuing with respect to such series of debt securities;
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          2. holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series have made a written request to the trustee to pursue the remedy;

          3. such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

          4. the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

          5. holders of a majority in aggregate principal amount of the outstanding debt securities of such series have not given the trustee a direction inconsistent with such request within such 60-day period.

     Subject to certain restrictions, the holders of a majority in principal amount of the outstanding debt securities of such series are given the right under the indenture to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of such series of debt securities or that would involve the trustee in personal liability.

     If a default with respect to a series of debt securities occurs, is continuing and is known to the trustee, such trustee must mail to each holder of such debt securities notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal, premium, if any, or interest on any debt security, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the holders of the debt securities. In addition, we are required to deliver to each trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default under the related indenture that occurred during the previous year.

MODIFICATION OF THE INDENTURE

     We and the trustee may enter into supplemental indentures without the consent of the holders of debt securities for one or more of the following purposes:

          (a) to evidence the succession of another person to us pursuant to the provisions of the indenture relating to consolidations, mergers and sales of assets and the assumption by such successor of our covenants, agreements and obligations in the indenture and in the debt securities;

          (b) to surrender any right or power conferred upon us by the indenture, to add to our covenants such further covenants, restrictions, conditions or provisions for the protection of the holders of all or any series of debt securities as our board of directors shall consider to be for the protection of the holders of such debt securities, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an event of default under the indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, such supplemental indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the trustee upon such default or may limit the right of holders of a majority in aggregate principal amount of any or all series of debt securities to waive such default);

          (c) to cure any ambiguity or correct or supplement any provision contained in the indenture, in any supplemental indenture or in any debt securities that may be effective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage or pledge any property to or with the trustee, or to make such other provisions in regard to matters or questions arising under the indenture as shall not adversely affect the interests of any holders of debt securities of any series;

          (d) to modify or amend the indenture in such a manner as to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

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          (e) to add or change any of the provisions of the indenture to provide that bearer securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to registered securities or of principal, premium or interest with respect to bearer securities, or to permit registered securities to be exchanged for bearer securities, so as to not adversely affect the interests of the holders of debt securities or any coupons of any series in any material respect or permit or facilitate the issuance of debt securities of any series in uncertificated form;

          (f) to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets;

          (g) in the case of subordinated debt securities, to make any change in the provisions of the indenture relating to subordination that would limit or terminate the benefits available to any holder of senior indebtedness under such provision (but only if each such holder of senior indebtedness consents to such change);

          (h) to add guarantees with respect to the debt securities or to secure the debt securities;

          (i) to make any change that does not adversely affect the rights of any holder;

          (j) to add to, change, or eliminate any of the provisions of the indenture with respect to one or more series of debt securities, so long as any such addition, change or elimination not otherwise permitted under the indenture shall (1) neither apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such debt security with respect to such provision or (2) become effective only when there is no such debt security outstanding;

          (k) to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the indenture by more than one trustee; and

          (l) to establish the form or terms of debt securities and coupons of any series, as described under "-- General" above.

     With the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, we and the trustee may from time to time and at any time enter into a supplemental indenture for the purpose of adding any provisions to, changing in any manner or eliminating any of the provisions of the indenture or of any supplemental indenture or modifying in any manner the rights of the holder of the debt securities of such series; provided, however, that without the consent of the holders of each debt security so affected, no such supplemental indenture shall
(a) reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any debt security or coupon or reduce the amount of any payment to be made with respect to any coupon, (c) reduce the principal of or extend the stated maturity of any debt security, (d) reduce the premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed, (e) make any debt security payable in a currency other than that stated in the debt security, (f) in the case of any subordinated debt security or coupons appertaining thereto, make any change in the provisions of the indenture relating to subordination that adversely affects the rights of any holder under such provision, (g) release any security that may have been granted with respect to the debt securities, (h) make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent, (i) change any obligation of ours provided for in the indenture to pay additional interest with respect to bearer securities or
(j) limit our obligation to maintain a paying agency outside the United States for payment on bearer securities or limit our obligation to redeem certain bearer securities.

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SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     Unless otherwise provided in the prospectus supplement, the indenture shall cease to be of any further effect with respect to a series of debt securities if
(a) we have delivered to the trustee for cancellation all debt securities of such series (with certain limited exceptions) or (b) all debt securities of such series not theretofore delivered to the trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and we shall have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all such debt securities and coupons (and if, in either case, we shall also pay or cause to be paid all other sums payable under the indenture by us).

     In addition, we shall have a "legal defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, all of our obligations under such debt securities, the indenture and the applicable indenture supplement with respect to such debt securities) and a "covenant defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, our obligations with respect to such debt securities under certain specified covenants contained in the indenture). If we exercise our legal defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an event of default related to the specified covenants.

     The applicable prospectus supplement will describe the procedures we must follow in order to exercise our defeasance options.

REGARDING THE TRUSTEE

     The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture the use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The indenture and provisions of the Trust Indenture Act that are incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

GOVERNING LAW

     The indenture, the debt securities and the guarantees will be governed by the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 120,000,000 shares of common stock, par value $1.25 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of May 1, 2001, we had outstanding 37,967,468 shares of common stock and no shares of preferred stock. Our common stock is listed on the New York Stock Exchange under the symbol "FLS."

COMMON STOCK

     Subject to any special voting rights of any preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including election of our directors. No share of common stock affords any cumulative voting or preemptive rights. Holders of common stock will be

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entitled to dividends in the amounts and at the times declared by our board of directors, after payment of any dividends on any outstanding preferred stock and subject to limitations for dividends contained in certain of Flowserve's outstanding debt instruments. No dividends are currently paid to holders of the common stock.

     Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All issued and outstanding shares of common stock are fully paid and non-assessable and are not subject to redemption or conversion and have no conversion rights.

     The transfer agent for our common stock is National City Bank, in Cleveland, Ohio.

PREFERRED STOCK

     At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock, adopt resolutions to issue preferred stock in one or more series and establish or change the rights of the holders of any series of preferred stock.

     The rights of any series of preferred stock may include:

     - voting rights;

     - liquidation preferences;

     - dividend rights;

     - redemption rights;

     - conversion or exchange rights; and

     - sinking funds.

     The issuance of such preferred stock could, among other things:

     - adversely affect the voting, dividend, and liquidation rights with respect to the common stock;

     - discourage an unsolicited proposal to acquire us; or

     - facilitate a particular business combination involving us.

     Any of these actions, plus those which follow in the remainder of this "Description of Capital Stock" section, could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

FLOWSERVE RIGHTS PLAN; SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     In August 1986, Flowserve's board of directors adopted a rights agreement. Under this agreement, one preferred stock purchase right was distributed in August 1986 with respect to each outstanding share of Flowserve common stock. The rights agreement provides that, unless the rights have been redeemed, one right will be granted for each additional share of Flowserve common stock issued after August 1986 and prior to the earlier of the time the rights become exercisable or August 13, 2006, the termination date of the rights agreement.

     The rights are not currently exercisable and trade in tandem with the common stock. The rights become exercisable and trade separately from the common stock ten days after a person or group acquires 20% or more of the outstanding shares of common stock or commences a tender offer which would result in the ownership of 30% or more of the outstanding shares of common stock. Upon their becoming exercisable, each right entitles the registered holder to purchase a fraction of a share of Series A Junior Participating Preferred Stock. Generally, each share of Series A Junior Participating Preferred Stock carries voting, dividend and liquidation rights equal to 100 shares of common stock. The rights provide that if Flowserve were to be acquired in a merger or business combination after the rights become exercisable, each right may be exercised to purchase

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common stock of the acquiring company at a 50% discount. In addition, if a 20%
shareholder (determined as provided in the rights agreement) either acquires by means of a reverse merger in which Flowserve survives or engages in certain other transactions with Flowserve, each right (other than rights held by the 20% shareholder) may be exercised to purchase shares of Series A Junior Participating Preferred Stock at a price equal to 50% of the market value of the shares. The rights are redeemable by Flowserve at any time prior to becoming exercisable and will expire on August 13, 2006.

     The summary description of the rights set forth above does not purport to be complete and is qualified in its entirety by reference to the rights agreement.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Under the Certificate of Incorporation of Flowserve, as amended, the board of directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. The Certificate of Incorporation, as amended, also provides that:

     - directors may be removed from office only for cause and only with the affirmative vote of two-thirds of the voting power of the voting stock;

     - any vacancy on the board of directors or any newly created directorship will be filled by the remaining directors then in office, though less than a quorum; and

     - advance notice of not less than fifty days of shareholder nominations for the elections of directors must be given in the manner provided by the By-Laws of Flowserve.

     Under the New York Business Corporation Law (NYBCL), the "merger moratorium" statute would prohibit any business combination with an "interested shareholder" (as defined in the statute) for a five year period, unless the combination is approved by the Flowserve board of directors. In addition, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or otherwise adversely affecting the rights of such class, must be approved by the majority vote of each class or series of stock affected, even if such stock would not otherwise have such voting rights. The Flowserve Certificate of Incorporation additionally requires (i) a four-fifths vote of the outstanding stock of Flowserve entitled to vote thereon to amend certain provisions in the Flowserve Certificate restricting transactions with a Related Corporation (as defined therein) and (ii) a two-thirds vote to amend certain provisions in the Flowserve Certificate and Flowserve Corporation By-laws relating to the Flowserve Corporation board of directors.

     The noted merger moratorium statute and the noted required supermajority shareholder vote necessary to alter, amend or repeal these provisions of the Flowserve Certificate of Incorporation, as amended, the related amendments to the By-laws and all other provisions of the By-laws, or to adopt any provisions relating to the classification of the board of directors and the other matters described above may make it more difficult to change the composition of the board of directors of Flowserve and may discourage or make difficult any attempt by a person or group to obtain control of Flowserve.

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                              PLAN OF DISTRIBUTION

     The securities may be distributed under this prospectus from time to time in one or more transactions:

     - at a fixed price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to prevailing market prices; or

     - at negotiated prices.

     Each time we sell securities, we will describe the method of distribution of the securities in the prospectus supplement relating to the transaction.

     We may offer and sell securities to which this prospectus relates in any one or more of the following ways:

     - through underwriters or dealers;

     - through agents;

     - directly to purchasers; or

     - through a combination of such methods of sale.

     Each time we sell securities, we will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the securities. The prospectus supplement will also set forth the terms of the offering, including the purchase price of the securities and the proceeds we will receive from the sale of the securities, any underwriting discounts and other items constituting underwriters' compensation, public offering or purchase price and any discounts or commissions allowed or paid to dealers, any commissions allowed or paid to agents and any securities exchanges on which the securities may be listed.

     If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or dealers to purchase the securities offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made, by us of those securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

     If indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain institutional investors to purchase securities from us pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include, among others:

     - commercial and savings banks;

     - insurance companies;
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

     - pension funds;

     - investment companies; and

     - educational and charitable institutions.

In all cases, these purchasers must be approved by us. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any of these contracts will not be subject to any conditions except that
(a) the purchase of the securities must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject and (b) if the securities are also being sold to underwriters, we must have sold to these underwriters the securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

     Some of the underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, engage in transactions with, and perform services for us in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled under agreements which may be entered into with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933 and to be reimbursed by us for certain expenses.

     Subject to any restrictions relating to debt securities in bearer form, any securities initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.

     Each series of securities other than common stock will be new issue of securities with no established trading market. Any underwriters to whom offered securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time.

     The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The securities offered by this prospectus may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity or activity of any trading in the offered securities.

     If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

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                             VALIDITY OF SECURITIES

     The validity of the common stock and the preferred stock offered by this prospectus will be passed upon by Ronald F. Shuff, Vice President, Secretary and General Counsel of Flowserve Corporation. The validity of the debt securities offered by this prospectus will be passed upon by Cravath, Swaine & Moore, New York, New York. Mr. Shuff owns beneficially approximately 63,991 shares of Flowserve's common stock. He holds options to purchase 69,740 additional shares of Flowserve's common stock that were granted to him pursuant to Flowserve's 1989, 1997 and 1999 stock option plans.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Ingersoll-Dresser Pump Company as of December 31, 1999 and for each of the two years in the period ended December 31, 1999, incorporated in this Prospectus by reference to the Registration Statement on Form S-4 (File No. 333-46760) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheet of Flowserve Corporation and subsidiaries as of December 31, 1999 and the related consolidated statements of income, comprehensive (loss) income, shareholders' equity and cash flows for each of the two years in the period then ended, incorporated by reference in Flowserve Corporation's Annual Report (Form 10-K) for the year ended December 31, 2000, and the related financial statement schedule included in the Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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